AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2005

Registration No. 333-124206

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

Delaware	4813	58-2342021
(State or Other Jurisdiction of Employer	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization Number)	Classification Code Number)	Identification Number)

420 Lexington Avenue, Suite 518
New York, New York 10170
(212) 972-2000
(Address and Telephone Number of Principal Executive Offices)

Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450
(585) 387-0000
(Name, Address and Telephone Number of Agent for Service)

Copies of all communications to:

Arthur Marcus, Esq.	William R. Heitz, Esq.
Gersten, Savage, Kaplowitz,	Heitz & Associates, P.C.
Wolf & Marcus, LLP	345 Woodcliff Drive
101 East 52nd Street	Fairport, New York 14450
New York, New York 10022-6018	585-387-0000
212-752-9700 Fax: 212-813-9768	Fax: 585-387-0130

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If any securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   | X |

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   |    |

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   |    |

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   |    |

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   |    |

(continued on next page)

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed	Amount of
Title of Each Class of Securities to be	Amount to be	Offering Price	Maximum	Registration
Registered	Registered	Per Security (1)	Offering Price (1)	Fee (1)(2)

Common Stock $.01 par value
Per share, (the “Common Stock”)	150,000	$4.58	$687,000	$80.86

(1)   Estimated solely for the purpose of calculating the registration fees pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low prices as quoted on the American Stock Exchange of the registrant’s common stock on April 19, 2005.

(2)   Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANATORY NOTE

Fusion has previously filed a Registration Statement, No. 333-120412, in order to register shares of its common stock and redeemable common stock purchase warrants, as well as shares of common stock; (i) issuable upon exercise of purchase warrants; (ii) issuable upon exercise of representative’s option; and (iii) issuable upon exercise of purchase warrants underlying the representative’s purchase option. We also registered on behalf of certain selling securityholders additional purchase warrants and additional shares of common stock underlying the purchase warrants.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
June 1, 2005

PRELIMINARY PROSPECTUS

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

150,000 Shares of Common Stock

___________

We are registering our common stock for resale by the selling securityholder named in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling securityholder.

On February 11, 2005, our registration statement covering our common stock and redeemable common stock purchase warrants was declared effective. Our common stock and redeemable common stock purchase warrants are traded on the American Stock Exchange under the symbols “FSN” and “FSNW”, respectively. On May 25, 2005, the last reported sale price of our common stock and redeemable common stock purchase warrants was $4.40 and $0.69, respectively.

The selling securityholder, and any participating broker-dealers, are “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933. The selling securityholder has informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in our securities involves a high degree of risk. Please see the section entitled “Risk Factors” beginning on page 6 to read about risks you should consider carefully before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

___________

The date of this prospectus is June ___, 2005.

Global Opportunity Knocks.

FUSION

Fusion Answers.

One World.
One Vision.
One Voice.

Table of Contents

Prospectus Summary	1
Summary Historical Financial Data	5
Risk Factors	6
Special Note Regarding Forward-Looking Statements	12
Use of Proceeds	13
Dividend Policy	14
Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Company Highlights	21
Business	29
History and Corporate Information	29
Services	29
Growth Strategy	31
Marketing	33
Network Strategy	35
Competition	37
Government Regulation	38
Trademarks	39
Employees	40
Properties	40
Legal Proceedings	41
Management	42
Executive Officers and Senior Management	42
Board of Directors	44
Advisory Board	46
Board Committees	47
Executive Compensation	49
Certain Relationships and Related Transactions	51
Principal Stockholders	52
Description of Securities	54
Shares Eligible for Future Sale	57
Selling Securityholder Plan of Distribution	58
Legal Matters	59
Experts	59
Where You Can Find More Information	59

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us, the securities being sold in this offering, the risk factors and the financial statements and notes thereto appearing elsewhere in this prospectus.

About Us. We seek to become a leading provider of VoIP (Voice Over Internet Protocol) and other Internet services to, from, in and between emerging markets in Asia, the Middle East, Africa, the Caribbean and Latin America. With our lead product, VoIP, we currently provide a full suite of communications services to corporations, international communications carriers, government entities, Internet service providers and consumers in over 45 countries. In the fourth quarter of 2005 we intend to begin marketing services to cable operators. Our infrastructure features Softswitch technology which enables us to more rapidly deploy our products and services, and more quickly and economically expand our capacity and geographical reach.

In the spring of 2000, our board of directors assembled a new management team who restructured and refined our business and corporate strategy. As part of this refinement and restructuring we exited non-core operations, such as providing domestic long distance services, local access and consulting services, and focused on the emerging markets and new services, such as VoIP. Our management team has significant experience in communications and international business development and has demonstrated a keen ability to establish relationships with local partners in emerging countries, who can distribute and support our products and services. During 2004, we raised $5.9 million in financing from the sale of our equity securities and converted $0.6 million in debt. The funds from these offerings helped us to increase revenues in 2004 by 54.8% over the prior year period to $49.6 million and develop our Softswitch based infrastructure.

On February 17, 2005, we issued and sold 3,600,000 shares of our common stock and 3,600,000 redeemable common stock purchase warrants at $6.45 per share and $.05 per warrant, respectively, through our underwritten initial public offering (“IPO”). We received net proceeds of approximately $20.4 million after deducting underwriter discounts and commissions and estimated offering expenses. The net proceeds from our IPO are being, or have been, expended for, among other things, prepayment of certain indebtedness, marketing and advertising, and international deployment, including the purchase of business licenses, network equipment and securing letters of credit and bonds, and general corporate and working capital purposes. On March 30, 2005 our underwriters, led by Kirlin Securities, Inc. exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. We received an additional $2.9 million in net proceeds from the closing on the over-allotment option.

Services. Although VoIP is our lead product, we provide a full suite of services which we believe gives us a competitive advantage over other providers. Our services include:

•
VoIP: Our VoIP services have accounted for the majority of our revenues in 2004 and the first quarter of 2005. VoIP enables customers, typically for a lower cost than traditional telephony, to place voice calls anywhere in the world using their personal computer, Internet protocol phone or regular telephone when accompanied by a hardware device. VoIP services utilize the Internet as opposed to circuit switching (traditional telephony technology), thereby offering cost savings to customers. These services are offered directly to corporations around the world, on a private label, co-branded or wholesale basis to Internet service providers, postal telephone and telegraph companies and, in the near future, cable operators who wish to market to corporations and consumers under their own brand name, or through our retail services company, Efonica FZ, LLC. Efonica offers PC-to-Phone and Internet protocol Phone-to-Phone services to customers located in Asia, the Middle East and Africa, and is currently expanding into Latin America. Advanced services that will shortly be available to customers include voicemail, call waiting and call forwarding.

Additionally, we enter into VoIP interconnect agreements with international communication carriers or other carriers in our target markets. These agreements enable us to terminate traffic into a country and in some cases originate traffic from that country through the postal telephone and telegraph companies or other carrier. We use capacity on these networks to carry our own retail traffic in addition to selling capacity to other carriers desiring to send retail traffic to an end-user at that specific destination. As we grow, we intend to use an increasing percentage of our capacity for higher margin, retail traffic.

•
Managed private networks: We offer managed end-to-end networks that typically connect multinational corporations or government facilities in emerging markets with locations in other countries. End-to-end networks describes an entire private network service which is contracted for and managed by a single provider as a service to the customer. We also market this service to software developers, call centers, and telemarketing facilities, all of which rely on high quality, reliable service. In markets where we do not have network facilities deployed, we utilize other carriers’ networks, allowing us to provide an integrated global network that can connect a customer to virtually anywhere in the world. We also offer services on a private label basis as a subcontractor for other communication carriers that are seeking network connectivity to countries that they do not otherwise service.

•
Internet Access: We offer peering with multiple tier-one Internet backbone providers utilizing an intelligent routing capability. This ensures efficiency, speed and reliability. The tier-one providers we utilize own or control a national network that trades traffic with other national providers. Tier-one Internet backbone providers describes large Internet carriers that have deployed a substantial network that is under their own direct management. This traffic trading is referred to as “peering.” A tier-one provider can carry its own Internet traffic across the country and hand it off at any one of the public or private hand-off locations known as “peering points,” metropolitan access points or national access points. In select locations such as India, we have established Internet points of presence that are then connected to our New York facility. This, in turn, provides interconnectivity with the Internet and peering with the top Internet backbone networks. In regions where we do not own network facilities, we utilize other carriers’ facilities. We also provide services on a private label basis as a subcontractor for other communication carriers that are seeking Internet access in countries that they do not otherwise service.

•
Internet video conferencing: We offer an Internet-based video conferencing service that can be initiated instantly on a personal computer (similar to popular instant messaging services) and can handle from two to two hundred participants per conference, of which six can be visually displayed. The service can be installed in a matter of minutes and only requires a standard camera and headset to operate. We are marketing our desktop video conferencing service directly to multinational corporations seeking to enhance face-to-face communications without the costly inefficiencies of business travel, and to our international partners to distribute within their country.

•
Co-location: We offer facility co-location services to other communication service providers, enabling them to co-locate their equipment within our facility, or lease a portion of our equipment. Often, we provide wholesale services to the parties who co-locate with us.

For the year ended December 31, 2004, voice accounted for 95.0% of our revenues, of which 70.7% was VoIP, 24.3% was traditional telephony and the remaining 5.0% was other services. For the three months ended March 31, 2005, voice accounted for 94.2% of our revenues, of which 70.3% was VolP, 23.9% was traditional telephony and the remaining 5.8% was other services.

During 2004, we generated 93.3% of our revenues from U.S. based customers and we generated 6% and 20% of our consolidated revenues globally through our joint ventures in United Arab Emirates and Pakistan, respectively. We have financed our operations from inception from financing activities and we have experienced significant operating and net losses since inception. We had net losses of $9,358,524, $4,176,571 and $5,030,272 for the years ended December 31, 2002, 2003 and 2004, respectively. For the three months ended March 31, 2005 and 2004, our net income (loss) was $(2,465,591) and $265,427, respectively.

Strategy. Our strategy is to gain early entry in an emerging country and then market advanced communication services such as VoIP, private networks, Internet access, Internet video conferencing, and other Internet services. In many cases, we will establish a foothold within an emerging market through a partnership with a local organization. We believe that working with strong local partners allows us to best distribute services and attract, retain and support customers. These local partners offer time to market advantages as their existing infrastructure, sales distribution channels, and technical support can be utilized, while simultaneously reducing the capital needed to enter the market. Additionally, these partners typically provide or arrange for the last mile connectivity that is required for the delivery of local Internet access and private networks. This last mile connectivity, which is the connection between the in- country telecommunications facility and the customer’s physical location, in combination with local support, expands the geographic coverage of our global service offering and helps differentiate us from our competitors.

We work with our partners to enable them to distribute and support our products and services which can be Fusion branded, co-branded or private labeled. Our private label alternative allows our partners to market our products, technology platform and global reach under their own brand. This alternative is ideal for partners that do not have the capital, expertise and technology platform required to deliver our services but want to build or leverage their own brand.

The Offering

Securities Offered	150,000 shares of common stock, $.01 par value.

Common equity outstanding prior to the offering
Class A common stock	17,501,422 shares

Common stock	9,324,359 shares

Purchase warrants to be
outstanding prior to the
offering	7,281,838 purchase warrants

Common equity to be outstanding
after the offering
Class A common stock	17,501,422 shares

Common stock	9,324,359 shares

Purchase warrants to be
outstanding after the
offering	7,281,838 purchase warrants

Corporate information
Fusion was incorporated in Delaware in September 1997. Our principal executive offices are located at 420 Lexington Avenue, Suite 518, New York, NY 10170. The main telephone number is (212) 972-2000. Our web site is www.fusiontel.com. The information contained in our web site is not part of this prospectus.

Certain terms used in this Prospectus

In this prospectus “common stock” refers to our common stock, par value $.01 per share and “purchase warrants” refers to the redeemable common stock purchase warrants. We refer sometimes to our common stock and purchase warrants as our “securities.”

Except as set forth in the financial statements or as otherwise specifically stated, all information in this prospectus assumes:

•	no conversion of the 17,501,422 shares of class A common stock into an equal number of shares of our common stock;

•	no exercise of the 3,600,000 purchase warrants issued by us in the IPO and 540,000 issued in connection with the over-allotment;

•	exercise of the representative’s purchase option to purchase up to 360,000 shares of our common stock and 360,000 purchase warrants;

•	no exercise of 3,141,838 purchase warrants issued to investors in our offering of series C preferred stock to purchase an equal number of shares of our common stock; and

•	no exercise of 286,578 warrants to purchase 286,578 shares of our common stock;

•	no exercise of 1,580,361 stock options outstanding to purchase 1,580,361 shares of our common stock;

•	that no additional shares will be issued to or returned by the seller of Efonica.

SUMMARY HISTORICAL FINANCIAL DATA

The following financial information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto contained elsewhere in this prospectus:

	Years Ended December 31,			(unaudited) Three Months Ended March 31,

	2002	2003	2004 (1)	2005(1)	2004(1)

Consolidated Statement of Operations:
Revenues	$ 25,537,163	$32,018,471	$ 49,557,973	$11,929,052	$10,187,664
Loss from operations	(10,556,704)	(6,769,649)	(4,978,610)	(2,206,802)	(1,101,341)
Income (loss) from continuing operations	(9,358,524)	(4,385,191)	(5,575,487)	(2,640,591)	265,427
Income from discontinued operations	0	208,620	545,215	175,000	—
Net income (loss)	(9,358,524)	(4,176,571)	(5,030,272)	(2,465,591)	265,427
Operating Data:
Capital expenditures	(427,057)	(582,149)	(627,219)	(395,024)	(184,043)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 736,427	$ 3,205,645	$ 4,368,726	$21,487,802	$4,786,570
Restricted cash	1,051,182	736,626	380,276	310,276	921,626
Total assets	10,992,016	11,681,625	13,662,117	36,780,512	14,054,189
Total debt	9,151,925	4,644,904	5,687,631	1,573,746	3,969,930
Preferred shares subject to mandatory redemption	0	3,466,538	9,716,026	—	8,905,352
Total stockholders’ equity (deficit)	(14,867,407)	(9,866,927)	(13,290,029)	24,956,379	(9,412,359)

(1)   We adopted the provisions of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 requires us to classify as a long-term liability our series C preferred stock and classify dividends and accretion from the series C preferred stock as interest expense. For the year ended December 31, 2004, interest expense includes $1,170,137 related to dividends and accretion on the series C preferred shares subject to mandatory redemption. For the quarters ended March 31, 2005 and 2004, interest expense includes $287,115 and $224,828 related to dividends and accretion on the series C preferred shares subject to mandatory redemption.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before you decide to invest in our securities. If any of the following events actually occur, our business could be seriously harmed. In such case, the value of your investment may decline and you may lose all or part of your investment. You should not invest in our securities unless you can afford the loss of your entire investment.

Risks Related to Business

We have a history of operating losses and there can be no assurance that we will ever achieve profitability.

There can be no assurance that any of our business strategies will be successful or that we will ever achieve profitability. We have continued to sustain losses from operations and for the years ended December 31, 2004, 2003 and 2002, we have incurred a net loss applicable to common stockholders of approximately $5.4 million, $4.8 million, and $10.0 million, respectively. We incurred a net loss applicable to common stockholders of approximately $2.5 million for the three months ended March 31, 2005. In addition, we have not generated positive cash flow from operations for the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31, 2005. We may not be able to generate future profits and may not be able to support our operations, or otherwise establish a return on invested capital.

If we are unable to manage our growth or implement our expansion strategy, we may increase our costs without maximizing our revenues.

We may not be able to expand our product offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources and may increase our costs. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, we may not be able to maximize revenues or profitability.

The success of our planned expansion is dependent upon market developments and traffic patterns which will lead us to make expenditures that may not result in increased revenues.

Our purchase of network equipment and software will be based in part on our expectations concerning future revenue growth and market developments. As we expand our network, we will be required to make significant capital expenditures, including the purchase of additional network equipment and software, and to add additional employees. To a lesser extent our fixed costs will also increase from the ownership and maintenance of a greater amount of network equipment including our Softswitch, gateways, routers, satellite equipment, and other related systems. If our traffic volume were to decrease, or fail to increase to the extent expected or necessary to make efficient use of our network, our costs as a percentage of revenues would increase significantly.

We may be unable to adapt to rapid technology trends and evolving industry standards which could lead to our products becoming obsolete.

The communications industry is subject to rapid and significant changes due to technology innovation, evolving industry standards, and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of technical or product obsolescence. We will need to use technologies effectively, continue to develop our technical expertise and enhance our existing products and services in a timely manner to compete successfully in this industry. We may not be successful in using new technologies effectively, developing new products or enhancing existing products and services in a timely manner or that any new technologies or enhancements used by us or offered to our customers will achieve market acceptance.

Our growth is dependent upon our ability to build new relationships with postal telephone and telegraph companies, bring on new customers and to obtain the necessary licenses in new countries in which we have not previously operated, of which there can be no assurance.

Our ability to grow through quick and cost effective deployment of our Internet protocol services is due, in part, to our ability to create new interconnection agreements with postal telephone and telegraph companies, and other licensed carriers, to sign contracts with new customers, and, in many cases, to enter into joint venture or strategic agreements with local partners, as well as to obtain the necessary licenses to operate in emerging markets. While we pursue several opportunities simultaneously, we might not be able to create the necessary partnerships and interconnections, expand our customer base, deploy networks and generate profitable traffic over these networks within the time frame envisioned.

We are pursuing new business lines, which require specialized skill sets. Our ability to effectuate our business plan is due, in part, to the roll out of new services, including PC-To-Phone, Internet protocol Phone-To-Phone and Internet video conferencing.

Our ability to deploy new products and services may be hampered by technical and operational issues which could delay our ability to derive profitable revenue from these service offerings. These issues include our ability to competitively price such products and services, in addition, certain service offerings such as Internet protocol video are relatively new in our industry and the market potential is relatively untested. Additionally, our ability to market these products and service offerings may prove more difficult. To date, we have not significantly focused on selling Internet video conferencing and thus have derived extremely limited revenue from this service, and there can be no assurance that we will increase our current focus and/or derive significant revenue from this service.

The communications services industry is highly competitive and we may be unable to compete effectively.

The communications industry, including Internet and data services, is highly competitive, rapidly evolving, and subject to constant technological change and intense marketing by providers with similar products and services. We expect that new competitors, as well as gray market operators (operators who arrange call termination in a manner that bypasses the postal telephone and telegraph company, resulting in high margins for the gray market operator and substantially lower revenues for the postal telephone and telegraph company), are likely to join existing competitors in the communications industry, including the market for VoIP, Internet and data services. Many of our current competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience than we do. In the event that such a competitor expends significant sales and marketing resources in one or several markets we may not be able to compete successfully in such markets. We believe that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect our gross margins if we are not able to reduce our costs commensurate with such price reductions. In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide the same or similar services offered or proposed to be offered by us. If our competitors were to provide better and more cost effective services than ours, we may not be able to increase our revenues or capture any significant market share.

Industry consolidation could make it more difficult for us to compete.

Companies offering Internet, data and communications services are, in some circumstances, consolidating. We may not be able to compete successfully with businesses that have combined, or will combine, to produce companies with sub-stantially greater financial, sales and marketing resources, larger client bases, extended networks and infrastructures and more established relationships with vendors, distributors and partners than we have. With these heightened competitive pressures, there is a risk that our revenues may not grow as expected and the value of our common stock could decline.

Certain of our competitors are emerging from bankruptcy and may have an advantage over us in pricing.

Several companies in the telecommunications industry have gone through bankruptcy proceedings and have emerged, or are expected to emerge, as viable competitors. These companies may emerge with cost structures that are significantly lower than those companies that have not entered into and emerged from bankruptcy proceedings, allowing them to market services at lower prices. This in turn may result in us having to reduce our prices, which would have an adverse impact on our future profitability.

Our ability to provide services is often dependent on our suppliers and other service providers who may not prove to be effective.

A majority of the voice calls made by our clients are connected through other communication carriers which provide us with transmission capacity through a variety of arrangements. Our ability to terminate voice traffic in our targeted markets is an essential component of our ongoing operations. If we do not secure or maintain operating and termination arrangements, our ability to increase services to our existing markets, and gain entry into new markets, will be limited. Therefore, our ability to maintain and expand our business is dependent, in part, upon our ability to maintain satisfactory relationships with incumbent and other licensed carriers, Internet service providers, international exchange carriers, satellite providers, fiber optic cable providers and other service providers, many of which are our competitors, and upon our ability to obtain their services on a cost effective basis, as well as the ability of such carriers to carry the traffic we route to their networks or provide network capacity. If a carrier does not carry traffic routed to it, or provide required capacity, we may be forced to route our traffic to, or buy capacity from, a different carrier on less advantageous terms, which could reduce our profit margins or degrade our network service quality. In the event network service is degraded it may result in a loss of customers. To the extent that any of these carriers raise their rates, change their pricing structure, or reduce the amount of capacity they will make available to us, our revenues and profitability may be adversely affected.

We rely on third party equipment suppliers who may not be able to provide us the equipment necessary to deliver the services that we seek to provide.

We are dependent on third party equipment suppliers for equipment and hardware components, including Cisco, Nuera, Juniper Networks, Santa Cruz Networks and Veraz. If these suppliers fail to continue product development and research and development or fail to deliver quality products or support services on a timely basis, or we are unable to develop alternative sources, if and as required, it could result in our inability to deliver the services that we currently and intend to provide.

We rely on the cooperation of postal telephone and telegraph companies who may hinder our operations in certain markets.

In some cases we will require the cooperation of the postal telephone and telegraph company or another carrier in order to provide services under a license or partnership agreement. In the event the postal telephone and telegraph company or another carrier does not cooperate, our service roll-out may be delayed, or the services we offer could be nega-tively affected. If we acquire a license for a market and the postal telephone and telegraph company or incumbent carrier desires to negatively affect our business in the area, they may be in a position to significantly delay our ability to provide services in that market and ultimately make it not worth pursuing.

If we do not operate our new Softswitch technology effectively, many of the potential benefits of the new technology may not be realized.

We have made a fundamental change in our business operations by migrating to new Softswitch technology. There are inherent risks associated with using such a relatively new technology. We may be required to spend additional time or money on integration of this technology, which could otherwise be spent on developing our services. During the last quarter of 2004 and first quarter of 2005, we experienced a temporary decline in revenues following our migration to the new Softswitch technology. Toward the end of the first quarter of 2005, we largely completed the transition and integration to the Softswitch. If we do not operate the technology effectively or if we and our technical staff spend too much time on operational issues, it could result in increased costs without the corresponding benefits.

If we are unable to develop and maintain successful relationships with our joint venture partners, we could fail in an important market.

We are engaged in certain joint ventures where we share control or management with a joint venture partner. If we are unable to maintain a successful relationship with a joint venture partner, the joint venture’s ability to move quickly and respond to changes in market conditions or respond to financial issues, can erode and reduce the potential for value creation and return on investment. For example, our joint venture partner in India has been unable to pay us in a timely manner for services rendered. Further, the joint ventures may also restrict or delay our ability to make important financial decisions, such as repatriating cash to us from such joint ventures. This uncertainty with our joint ventures could result in a failure in an important market.

Service interruptions could result in a loss of revenues and harm our reputation.

Our networks have been and may be shut down from time to time as a result of disputes with postal telephone and telegraph companies, vendors, carriers or general service providers due to billing disputes, late payments, or other issues. As an example, in June and July 2002, we experienced a permanent service interruption on three networks which had 2002 year to date revenues of approximately $8.2 million and gross profit of $395,000. These service interruptions were related to the shut down of three networks, two of which were in Latin America and one in the Caribbean. Any future network shut downs can have a significant negative impact on revenue and cash flows, as well as hurting our reputation. In addition, there is no assurance that we will be able to quickly resolve disputes, if ever, which could result in a permanent loss of revenues.

If our information and processing systems for billing and client service are not properly implemented, it could harm our ability to bill and provide services effectively.

Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill clients, provision client orders, and achieve operating efficiencies. Our plans for the development and implementation of these systems rely, for the most part, on having the capital to purchase and maintain required software, choosing products and services offered by third party vendors, and integrating such products and services with existing systems. We also may require customized systems in order to meet our requirements which may delay implementation and increase expenses. These systems must also integrate with our network infrastructure. In the event that these systems do not integrate with our network infrastructure, our ability to manage our operational or financial systems will be inhibited. We cannot ensure that they will be implemented at all, or that, once implemented, they will perform as expected. Furthermore, our right to use some of these systems is dependent upon license agreements with third party vendors.

These third-party vendors may cancel or refuse to renew some of these agreements, and the cancellation or non-renewal of these agreements may harm our ability to bill and provide services efficiently.

Breaches in our network security systems may hurt our ability to deliver services and reputation and result in liability.

We could lose clients and expose ourselves to liability if there are any breaches to our network security systems, which could jeopardize the security of confidential information stored in our computer systems. In the last four years we experienced two known breaches of network security, which resulted in a temporary failure of network operations. Any network failure could harm our ability to deliver certain services, our reputation and subject us to liability.

Because we do business on an international level we are subject to an increased risk of tariffs, sanctions and other uncertainties that may hurt our revenues.

There are certain risks inherent in doing business internationally, especially in emerging markets, such as unexpected changes in regulatory requirements, the imposition of tariffs or sanctions, licenses, customs, duties, other trade barriers, political risks, currency devaluations, high inflation, corporate law requirements, and even civil unrest. Many of the economies of these emerging markets are weak and volatile. We may not be able to mitigate the effect of inflation on our operations in these countries by price increases, even over the long-term. Further, expropriation of private businesses in such jurisdictions remains a possibility, whether by outright seizure by a foreign government or by confiscatory tax or other policies. Deregulation of the communications markets in developing countries may not continue. Incumbent providers, trade unions and others may resist legislation directed toward deregulation and may resist allowing us to interconnect to their network switches. The legal systems in emerging markets frequently have insufficient experience with commercial transactions between private parties. Consequently, we may not be able to protect or enforce our rights in any emerging market countries. Governments may change resulting in cancellations or suspensions of operating licenses, confiscation of equipment and/or rate increases. The instability of the laws and regulations applicable to our businesses and their interpretation and enforcement in these markets could materially and adversely affect our business, financial condition, or results of operations.

Regulatory treatment of VoIP outside the United States varies from country to country. Some countries are considering subjecting VoIP services to the regulations applied to traditional telephone companies and they may assert that we are required to register as a telecommunications carrier in that country. In such cases, our failure to register could subject us to fines, penalties, or forfeiture. Regulatory developments such as these could have a material adverse effect on our international operations.

The success of our business depends on the acceptance of the Internet in emerging markets that may be slowed by limited bandwidth, high bandwidth costs, and other technical obstacles.

The ratio of telephone lines per population, or teledensity, in most emerging countries is low when compared to developed countries. Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in these regions, especially when compared to bandwidth costs in the United States. Prices for bandwidth capacity are generally set by the government or incumbent telephone company and remain high due to capacity constraints among other things. While this trend tends to diminish as competitors roll out new bypass services, these rollouts may be slow to occur. Further, constraints in network architecture limit Internet connection speeds on conventional dial-up telephone lines, and are significantly less than the up to 1.5 megabits per second connection speed on direct satellite link or digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in emerging countries and can be an obstacle to us entering emerging markets.

Additional taxation and the regulation of the communications industry may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

We could have to pay additional taxes because our operations are subject to various taxes. We structure our operations based on assumptions about various tax laws, U.S. and international tax treaty developments, international cur-

rency exchange, capital repatriation laws, and other relevant laws by a variety of non-U.S. jurisdictions. Taxation or other authorities might not reach the same conclusions we reach. We could suffer adverse tax and other financial consequences if our assumptions about these matters are incorrect or the relevant laws are changed or modified.

We are subject to varying degrees of international, federal, state, and local regulation. Significant regulations imposed at each of these levels govern the provision of some or all of our services and affect our business. We cannot assure you that we or our joint venture partners, have, or, will receive the international, United States Federal Communications Commission (“FCC”), or state regulatory approvals we or they require. Nor can we provide you with any assurance that international, FCC or state regulatory authorities will not raise material issues with respect to our compliance with applicable regulations or that the cost of our compliance will not have a materially adverse effect on our revenues and profitability.

The U.S. Federal Government and state authorities have the power to revoke our regulatory approval to operate internationally, interstate, or intrastate, or to impose financial penalties if we fail to pay, or are delinquent in paying, telecommunications taxes or regulatory fees or fail to file necessary tariffs or mandatory reports. We are currently, and have been, delinquent in such financial obligations and required filings in the past. Furthermore, delays in receiving required regulatory approvals or the enactment of new and adverse legislation, regulations or regulatory requirements could also have a materially adverse affect on our condition. In addition, future legislative, judicial and regulatory agency actions could alter competitive conditions in the markets in which we intend to operate, to our detriment.

In addition to new regulations being adopted, existing laws may be applied to the Internet, which could hamper our growth.

New and existing laws may cover issues that include: sales and other taxes; user privacy; pricing controls; characteristics and quality of products and services; consumer protection; cross-border commerce; copyright, trademark and patent infringement; and other claims based on the nature and content of Internet materials. This could delay growth in demand for our products and services and limit the growth of our revenue.

Risks Related to our Common Stock

Voting Control by Principal Stockholders.

Our executive officers and directors collectively control approximately 28.9% of our outstanding common stock and, therefore are able to significantly influence the vote on matters requiring stockholder approval, including the election of directors.

We Do Not Intend to Pay Dividends.

We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance our operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks that are inherent in our financial instruments. These instruments arise from transactions in the normal course of business.

At March 31, 2005, the majority of our cash balances were held primarily in the form of a short-term highly liquid investment grade money market fund in a major financial institution. Due to the short-term nature of our investments, we believe that we are not subject to any material interest or market rate risks.

At March 31, 2005, we were not subject to interest rate risk as all our debt at March 31, 2005 is at fixed interest rates. As such, we currently believe that our interest rate risk is fairly low.

During the first quarter of 2005, we did not conduct our business in currencies other than the United States dollar. The reporting currency for our financial statements has been the United States dollar and the functional currency for both of our respective subsidiaries had been the U.S. dollar. However, in the future, in connection with our Joint Ventures in Jamaica and Turkey, we likely will be conducting a percentage of our business in other foreign currencies that could have an adverse impact on our future results of operations. In addition, we might enter into other foreign joint ventures in the future which might conduct business in other foreign currencies that could have an adverse impact on our future results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	general economic and business conditions;

•	our business strategy for expanding our presence in our industry;

•	anticipated trends in our financial condition and results of operations;

•	the impact of competition and technological change;

•	existing and future regulations effecting our business; and

•	other risk factors set forth under “Risk Factors” in this prospectus.

You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “should,” “could,” “seeks,” “pro forma,” “anticipates,” “estimates,” “continues,” or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussions and Analysis of Financial Condition and Results of Operations,” and “Business,” as well as under other captions elsewhere in this prospectus. These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect.

Although we believe that the assumptions and estimates reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholder.

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDER

In January 2005, we entered into an agreement to acquire the 49.8% minority interest in one of our joint ventures, Efonica from Karamco, Inc. The purchase price was set at a minimum of $5.5 million and a maximum of $14.3 million, as adjusted for the approximate $196,000 representing Karamco’s portion of Efonica’s debt and interest owed to us and the $500,000 to be paid in cash based upon a multiple of earnings achieved by Efonica during the 12-month period ending February 28, 2006 (4.5 x Efonica’s net income as adjusted for certain intracompany and other expenses). In connection with the closing, Karamco received cash of $500,000, with the balance paid in shares of common stock. The number of shares issued to Karamco was based on the IPO price of our common stock of $6.45. On the date of the transaction, approximately $4.4 million worth of such shares of common stock, based upon the IPO price, were issued to Karamco and are held in escrow until the final valuation of the joint venture is determined after the year ending February 28, 2006. In the event that the purchase price would be lower (based upon Efonica’s net income for that one year period) than $10 million, the excess of the common shares based upon the IPO price will be returned to us for cancellation out of the $4.4 million worth of stock held in escrow. In the event that the purchase price would be higher than the $10 million (based upon Efonica’s net income), we will issue Karamco additional shares of our common stock (based on the IPO price), subject to the $14.3 million maximum.

Out of the shares issued to Karamco, we have agreed to register for resale 150,000 shares of common stock within sixty (60) days of February 11, 2005 (“IPO Prospectus Date”). In the event that we do not effect this registration statement within sixty (60) days, unless the date is extended with consent of Karamco, we are obligated to repurchase the shares from Karamco at the higher of the IPO price or the average five (5) day bid price prior to the sixtieth day after the IPO Prospectus Date. Karamco may not sell more than $967,500 of stock during the one-year period following the IPO Prospectus Date. If the sale of the 150,000 shares that are to be registered results in less than $967,500 million of gross proceeds the Company must pay Karamco the difference between the aggregate gross proceeds of Karamco’s sale of the Registered Shares and $967,500 (the “Difference Payment”). The Company has paid Karamco $325,000 towards the Difference Payment. In the event the Difference Payment owed is less than $325,000, Karamco shall immediately reimburse the company for such excess. Karamco’s obligation to reimburse the Company for any excess is secured by an escrow of 50,387 shares of the Company’s common stock owned by Karamco. The balance of Karamco’s shares will be subject to a one-year lock-up with Kirlin Securities, Inc., our underwriter for our IPO. Karamco is owned by Roger Karam, who is the CEO of Efonica and our President of VoIP Services.

SELLING STOCKHOLDER

We are registering for resale certain shares of our common stock.

The term “selling stockholder” means the stockholder listed below and his transferees, pledgees, donees or other successors. The selling stockholder is owned by Roger Karam, who is the Chief Executive Officer of Efonica and our President of VoIP Services. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

The following table sets forth certain information as of May 31, 2005 with respect to the certain selling stockholder. This information is based upon information provided by the selling stockholder.

Selling Securityholder	Beneficially Owned Before Offering	Number of Shares Being Offered	Shares Owned After the Offering

Karamco	1,439,643	150,000	1,289,643

DIVIDEND POLICY

During 2004, we paid dividends to the holders of our series A convertible preferred stock and series B convertible redeemable preferred stock in the form of common stock at the rate of $2.98 per share times the aggregate dividends due to these stockholders. In 2004, we issued 315,583 shares of common stock associated with these dividends.

The series C preferred stock was entitled to receive cumulative pro rata dividends at the rate of 8% per annum of the stated value of $90 per share. The dividends were payable in cash, annually, commencing on December 19, 2004. This dividend payment of approximately $665,000 was paid on January 18, 2005.

We do not anticipate paying any cash dividends on either of our classes of common stock in the foreseeable future but plan to retain future earnings, if any, to be used in implementing our business plan.

Selected Financial Data

The following table sets forth selected historical financial data as of and for each of the periods ended December 31, 2000, 2001, 2002, 2003, and 2004, and March 31, 2005 and 2004. The selected financial data as of December 31, 2001, 2002, 2003, and 2004 are derived from consolidated financial statements of Fusion Telecommunications International, Inc., which have been audited by Rothstein, Kass & Company, PC., independent auditors. The consolidated financial statements, and the report thereon, as of December 31, 2003 and 2004, and for each of the three years ended December 31, 2004, are included elsewhere in this prospectus. The following financial information should be read in conjunction with “Management’s Discussion and Analysis and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Years Ended December 31,					Three months ended March 31,

	2000	2001	2002	2003	2004	2005	2004

Revenues	$24,461,374	$28,142,302	$25,537,163	$ 32,018,471	$49,557,973	$11,929,052	$10,187,664
Operating expenses:
Cost of revenues	16,676,984	23,139,984	23,638,447	27,855,508	42,927,994	10,997,423	8,709,021
Depreciation and amortization	734,750	1,948,823	2,361,495	1,981,805	1,804,184	433,024	437,568
Loss on impairment	6,861,412	2,825,149	467,765	375,000	—	—	—
Selling, general and administrative expenses	8,940,479	10,085,468	9,626,160	8,575,807	9,804,405	2,705,407	2,142,416

Operating loss	(8,752,251)	(9,857,122)	(10,556,704)	(6,769,649)	(4,978,610)	(2,206,802)	(1,101,341)

Other income (expense)
Interest expense, net	(108,353)	(543,754)	(1,058,345)	(846,896)	(2,228,060)	(275,803)	(285,131)
Forgiveness of debt	—	—	1,812,092	3,918,295	2,174,530	—	1,819,412
Gain (loss) from investment in Estel	(276,765)	(1,711,352)	326,367	(746,792)	(519,728)	(156,915)	(154,880)
Other	—	—	98,626	(97,766)	(15,965)	—	9,250
Minority interests	1,740,625	—	19,440	157,617	(7,654)	(1,071)	(21,883)

	1,355,507	(2,255,106)	1,198,180	2,384,458	(596,877)	(433,789)	1,366,768

Income (loss) from continuing operations	(7,396,744)	(12,112,228)	(9,358,524)	(4,385,191)	(5,575,487)	(2,640,591)	265,427
Discontinued operations:
Income (loss) from discontinued operations (1)	7,588,938	(7,029,511)	—	208,620	545,215	175,000	—

Net income (loss)	$ 192,194	$(19,141,739)	$(9,358,524)	$ (4,176,571)	$ (5,030,272)	$ (2,465,591)	$265,427

Income (loss) applicable to common stockholders:
Income (loss) from continuing operations	$(7,396,744)	$(12,112,228)	$(9,358,524)	$ (4,385,191)	$ (5,575,487)	$ (2,640,591)	$265,427
Preferred stock dividends	—	—	(642,552)	(635,254)	(385,918)	—	(19,957)

Net income (loss) applicable to common stockholders from continuing operations	(7,396,744)	(12,112,228)	(10,001,076)	(5,020,445)	(5,961,405)	(2,640,591)	245,470
Income (loss) from discontinued operations	7,588,938	(7,029,511)	—	208,620	545,215	175,000	—

Net income (loss) applicable to common stockholders	$ 192,194	$(19,141,739)	$(10,001,076)	$(4,811,825)	$(5,416,190)	$(2,465,591)	$245,470

	Years Ended December 31,					Three months ended March 31,

	2000	2001	2002	2003	2004	2005	2004

Basic net income (loss) per common share:
Loss from continuing operations	$ (0.81)	$ (1.30)	$ (1.01)	$ (0.37)	$ (0.35)	$ (0.12)	$ 0.02
Income (loss) from discontinued operations	0.83	(0.76)	—	0.02	0.03	0.01	—

Net income (loss) applicable to common stockholders	$ 0.02	$ (2.06)	$ (1.01)	$ (0.35)	$ (0.32)	$(0.11)	$0.02
Diluted net income (loss) per common share:
Income (loss) from continuing operations	$(0.81)	$(1.30)	$(1.01)	$(0.37)	$(0.35)	$(0.12)	$0.03
Income (loss) from discontinued operations	$ 0.83	$ (0.76)	—	0.02	0.03	0.01	—
Net income (loss) applicable to the stockholders	$ 0.02	$ (2.06)	$ (1.01)	$ (0.35)	$ (0.32)	$(0.11)	$0.03

Weighted average shares outstanding
Basic	9,082,483	9,305,857	9,885,901	13,616,803	16,707,114	21,288,610	15,393,778
Diluted	9,082,483	9,305,857	9,885,901	13,616,803	16,707,114	21,288,610	16,823,960
Operating Data:
Capital expenditures	(1,104,516)	(346,452)	(427,057)	(582,149)	(627,219)	(395,024)	(184,043)
Summary Cash Flow Data:
Net cash used in operating activities	$ (5,269,324)	$ (9,424,534)	$ (4,265,500)	$(4,884,543)	$(4,874,834)	(3,086,989)	(2,490,549)
Net cash used in investing activities	(820,010)	(830,843)	(983,453)	(744,071)	(250,460)	(820,928)	(382,763)
Net cash provided by financing activities	2,937,961	10,084,405	5,985,380	8,097,832	6,288,375	21,026,973	4,454,237
Balance Sheet Data (at period end):
Cash	$170,972	$ —	$736,427	$ 3,205,645	$4,368,726	$21,487,802	$4,786,570
Restricted cash	—	784,000	1,051,182	736,626	380,276	310,276	921,626
Property and equipment	13,294,563	11,715,389	10,623,109	10,078,806	11,022,330	11,514,945	10,255,108
Property and equipment, net	10,629,321	8,281,089	5,649,787	3,743,293	3,271,474	3,331,065	3,489,768
Total assets	17,913,616	12,624,810	10,992,016	11,681,625	13,662,117	36,780,512	14,054,189
Total debt	7,556,157	11,729,653	9,151,925	4,644,904	5,687,631	1,573,746	3,969,930
Redeemable preferred stock	—	—	—	3,466,538	9,716,026	—	8,905,352
Total stockholders’ equity (deficit)	(665,330)	(11,581,006)	(14,867,407)	(9,866,927)	(13,290,029)	24,956,379	(13,290,029)

(1)	The December 31, 2000 income from discontinued operations includes a $16.4 million gain on the sale of one of our subsidiaries which is net with a loss of $8.8 million from the discontinued operations of three subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes thereto included in another part of this annual report. This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this report the words “anticipate,” “believe,” “estimate,” “expect” and similar expressions as they relate to our management or us are intended to identify such forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Historical operating results are not necessarily indicative of the trends in operating results for any future period.

Overview

We are an international communications carrier delivering VoIP, private networks, Internet access, Internet protocol video conferencing and other advanced services to, from, in and between emerging markets in Asia, the Middle East, Africa, the Caribbean and Latin America. In 2000, after early acquisitions, our focus on domestic retail and residential services and incurring significant losses, our board of directors selected a new management team to develop and initiate a new corporate strategy, improve our operational and financial performance and identify growth opportunities.

The new corporate strategy focused our resources on VolP and the emerging international markets, and we exited the more highly competitive, infrastructure-dependent businesses that characterized us in 2000 and 2001. Since then, we sought to gain early entry in high growth emerging markets, often in partnership with local organizations that have strong distribution channels, regulatory experience, market intelligence, the ability to deliver local loops and the capability of providing customer service support. This approach enabled us to introduce our Internet protocol communications services in these markets, thereby benefiting from the time-to-market advantages, expanded geographic reach and reduced capital requirements that local partnerships afford. We embarked on a network strategy that employs the most currently available Softswitch technology, relieving us of the burden of costly, inefficient legacy systems and allowing more rapid and cost-effective deployment and expansion of services worldwide. Additionally, long-range efforts in cost controls and reductions were initiated, which included significant reductions in staffing, fixed overhead expenses and debt. The combination of these efforts has led to improved financial results.

The following table summarizes our results of operations for the periods indicated:

				(unaudited)
	Years Ended December 31,			Three Months Ended March 31,

	2002	2003	2004	2005	2004

Revenues	$25,537,163	$32,018,471	$49,557,973	$11,929,052	$10,187,664
Operating expenses:
Cost of revenues	23,638,447	27,855,508	42,927,994	10,997,423	8,709,021
Depreciation and amortization	2,361,495	1,981,805	1,804,184	433,024	437,568
Loss on impairment	467,765	375,000		—	—
Selling, general and administrative	9,626,160	8,575,807	9,804,405	2,705,407	2,142,416

Operating loss	(10,556,704)	(6,769,649)	(4,978,610)	(2,206,802)	(1,101,341)

Other income (expense)
Interest expense, net	(1,058,345)	(846,896)	(2,228,060)	(275,803)	(285,131)
Forgiveness of debt	1,812,092	3,918,295	2,174,530	—	1,819,412
Gain (loss) from investment in Estel	326,367	(746,792)	(519,728)	(156,915)	(154,880)
Other	98,626	(97,766)	(15,965)	—	9,250
Minority interests	19,440	157,617	(7,654)	(1,071)	(21,883)

	1,198,180	2,384,458	(596,877)	(433,789)	1,366,768
Income (loss) from continuing operations	(9,358,524)	(4,385,191)	(5,575,487)	(2,640,591)	265,427
Income from discontinued operations	—	208,620	545,215	175,000	—

Net income (loss)	$ (9,358,524)	$(4,176,571)	$(5,030,272)	$(2,465,591)	$265,427

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

				(unaudited)
	Years Ended December 31,			Three Months Ended March 31,

	2002	2003	2004	2005	2004

Revenues	100.0%	100.0%	100%	100%	100%
Operating expenses:
Cost of revenues	92.6%	87.0%	86.6%	92.2%	85.5%
Depreciation and amortization	9.2%	6.2%	3.6%	3.6%	4.3%
Loss on impairment	1.8%	1.2%	0.0%	—	—
Selling, general and administrative	37.7%	26.8%	19.8%	22.7%	21.0%

Operating loss	(41.3)%	(21.1)%	(10.0)%	(18.5)%	(10.8)%

Other income (expense)
Interest expense, net	(4.1)%	(2.6)%	(4.5)%	(2.3)%	(2.8)%
Forgiveness of debt	7.1%	12.2%	4.4%	0.0%	17.8%
Gain (loss) from investment in Estel	1.3%	(2.3)%	(1.0)%	(1.3)%	(1.5)%
Other	0.4%	0.3%	0.0%	0.00%	0.1%
Minority interests	0.1%	0.5%	0.0%	0.00%	(0.2)%

	4.7%	7.4%	(1.2)%	(3.6)%	13.4%
Income (loss) from continuing operations	(36.6)%	(13.7)%	(11.3)%	(22.1)%	2.6%
Income from discontinued operations	0.0%	0.7%	1.1%	1.4%	0.0%

Net income (loss)	(36.6)%	(13.0)%	(10.2)%	(20.7)%	2.6%

Revenues

Since our restructuring in 2001, we have generated the majority of our revenue from voice traffic sold to other carriers, with a primary focus on VoIP terminations to the emerging markets. We have increased our business in this area through an internal focus on the growth of our existing customer base, which is primarily U.S. based, as well as the addition of new customers, and the establishment of in-country partnerships that help us to more quickly deploy direct VoIP terminating arrangements with postal telephone and telegraph companies and other licensed carriers in emerging markets. Although we believe that this business continues to be strong, ongoing competitive and pricing pressures have caused us to increase our focus on higher margin, value-added services (VoIP to consumers and businesses, Internet access, Internet protocol videoconferencing and private networks) and market them to, or in conjunction with, international carriers, Internet service providers, cable companies and wireless operators on a direct, co-branded or private label basis.

In an effort to further increase margins, expand our customer base, and develop more stable revenue streams, we have begun to target enterprise customers (large corporations, government entities and other businesses). Revenues generated from sales to these customers are primarily derived from the sale of the value-added services mentioned above. With a primary focus on marketing VoIP services to these Enterprise customers, we believe we will recognize higher margin and stronger growth opportunities. While this does not yet represent a significant portion of our revenue base, we expect to continue to increase our emphasis in this area. We believe that this will complement our carrier business with a higher margin and more stable customer base.

In 2002, we established Efonica F-Z, LLC as a retail services company marketing VoIP products to consumer and corporate customers in emerging markets. Beginning in the Middle East, Asia and Africa, then extending into Latin America, Efonica’s services are primarily sold through distribution channels on a pre-paid basis. Efonica’s customers can place calls from anywhere in the world to any destination using a personal computer, Internet protocol telephone or regular telephone when accompanied by a hardware device that may be purchased through Efonica. We believe that the introduction of advanced features such as voicemail, call waiting and call forwarding enhance this value-added offering. We expect to add these features by the end of the year. In February 2005, we closed on the purchase of the 49.8% minority interest in Efonica. See “Business–Joint Ventures–Efonica.”

Our increased focus on VoIP services to Enterprise customers resulted in a growing upward trend for this product segment. During the first quarter of 2005 and 2004, VoIP services to customers and corporations accounted for 9.3% and 2.8%, respectively, of our consolidated revenue. During 2004, VoIP services accounted for 70.6% of our total voice revenue compared to 67.8% in 2003. We also receive revenue from other services, including co-location and the sale of customer premise equipment, however, these services currently represent a small portion of the revenue base.

We manage our revenues by product and customer. We manage our costs by provider (vendor). We track total revenue at the customer level because our sales force has to manage the revenue generation at the customer level, and invoices are billed to and collected at the customer level. We also have to track the same revenues by product, because different products have different billing and payment terms, and individual customers may have multiple billing and payment terms if they purchase multiple products.

We manage our revenue segments based on gross margin, which is net revenues less cost of revenues, rather than on net profitability, due to the fact that our infrastructure is built to support all products, rather than individual products. This applies both to the capital investments made (such as switching and transmission equipment), and to Selling, General and Administrative resources. The majority of our sales and operations personnel support all product lines, and are not separately hired to support individual product segments. For segment reporting purposes, all expenses below cost of revenues are allocated based on percentage of revenues unless the items can be specifically identified to one of the product segments.

We manage our cost of revenues by managing the margins that we realize from individual providers. We also monitor the cost of revenue terminated over our own networks (On-net) versus cost of revenue terminated by third party providers (Off-net). Our On-net cost of revenues are managed through our relationships with strategic partners and our joint ventures, routing traffic to those networks where we can effectively do so. Our Off-net cost of revenues are managed by routing to our third party providers based on a least cost approach, and focusing on maximizing margins by providers. Most providers offer multiple destinations for termination, and give better rates for higher volumes.

Off-net revenue does not typically mirror On-net revenue in regional geographic termination percentages, because Off-net revenues are terminated by those other third party providers, and may terminate anywhere in the world. On-net revenues only terminate to areas supported by our own network of strategic partners that we have agreements with and also typically have made investments with. If we have traffic to On-net destinations that exceeds our capacity, we overflow such traffic to other providers (Off-net).

Total Consolidated Revenue includes VoIP to carriers, Traditional Voice to carriers, VoIP to Consumers, and Internet, Private Network & Other. Revenues are further broken down between On-net and Off-net as mentioned above. All categories of revenue are recorded and tracked at the product and customer level.

Fusion Telecommunications International
Terminating Revenue by Geographic Region
On-Net Versus Off-Net

						Consolidated
						Terminating	Consolidated	Total
		Latin		Middle		On-Net	Off-Net	Consolidated
Year	Caribbean	America	Asia	East	Africa	Revenue	Revenue	Revenue

2002	$7,229,459	$5,303,856	$ 940,244	$ 110,068	$ —	$13,583,627	$11,953,536	$25,537,163
	28.3%	20.8%	3.7%	0.4%	0.0%	53.2%	46.8%
2003	$1,070,571	$ 714,529	$10,490,215	$2,869,919	$ 19,113	$15,164,347	$16,854,124	$32,018,471
	3.3%	2.2%	32.8%	9.0%	0.1%	47.4%	52.6%
2004	$1,522,667	$ 180,681	$ 9,899,638	$4,454,235	$462,645	$16,519,866	$33,058,107	$49,577,973
	3.1%	0.4%	20.0%	9.0%	0.9%	33.3%	66.7%
Q1 2005	$447,789	—	$1,190,887	$513,737	$13,342	$2,165,755	$9,763,297	$11,929,052
	3.8%	0.0%	10.0%	4.3%	0.1%	18.2%	81.8%
Q1 2004	$26,469	—	$2,522,570	$1,511,239	$76,990	$4,137,268	$6,050,396	$10,187,664
	0.3%	0.0%	24.8%	14.8%	0.8%	40.7%	59.3%

Regional percentages are calculated based on Total Consolidated Revenue.

OPERATING EXPENSES

Our operating expenses are categorized as cost of revenues, depreciation and amortization, loss on impairment, and selling, general and administrative expenses.

Cost of revenues includes costs incurred with the operation of our leased network facilities, and the purchase of voice termination and Internet protocol services from other telecommunications carriers and Internet service providers. We continue to work to lower the variable component of the cost of revenue through the use of least cost routing, and continual negotiation of usage-based and fixed costs with domestic and international service providers.

Depreciation and amortization includes depreciation of our communications network equipment, amortization of leasehold improvements of our switch locations and administrative facilities, and the depreciation of our office equipment and fixtures.

Selling, general and administrative expenses include salaries and benefits, commissions, occupancy costs, sales, marketing and advertising, professional fees and other administrative expenses.

COMPANY HIGHLIGHTS

The following summary of significant events during the periods indicated, highlights the accomplishments and events that have influenced our performance during that time period.

Quarter ended March 31, 2005

•
Capital fund-raising—In February 2005, we closed on our initial public offering of securities of 3,600,000 shares of common stock at a price of $6.45 per share and 3,600,000 redeemable common stock purchase warrants at $.05 per warrant. Net proceeds of the offering were approximately $20.4 million. On March 30, 2005 our underwriters exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. We received an additional $2.9 million in net proceeds from the closing on the over-allotment option.

•	Debt Reduction—Upon completion of our IPO we repaid approximately $1.5 million in outstanding debt. In addition, $2.5 million of convertible debt was converted into 651,515 shares of common stock.

•	Conversion of Series C preferred stock —The $10.0 million liability related to the 109,962 shares of outstanding Series C preferred stock was converted into equity (3,141,997 shares of common stock).

•	Revenue Growth—Revenue grew 17.1% in the first quarter 2005 over the first quarter 2004.

•
Purchase of a Jamaica Entity—In January 2005, we concluded the purchase of a 51.0% interest in Convergent Technologies, which has international and domestic license agreements with the Jamaican government.

•	Purchase of Efonica—In February 2005, we acquired the remaining 49.8% interest in our Efonica joint venture.

•	Turkey Purchase Agreement—Entered into a stock purchase agreement with an entity in Turkey to acquire 75% of the shares from the existing Shareholders.

2004

•	Revenue Growth—Revenue grew 54.8% in 2004 over 2003.

•	Reduced SG&A—As a percentage of revenue, SG&A decreased from 26.8% in 2003 to 19.8% in 2004.

•
Purchase of Veraz Switch—In April of 2004, we invested in excess of $0.8 million in a Veraz Softswitch which is now operational. Management believes that compared to older infrastructure, this switch is easier to expand with reduced deployment time. Management also believes this will further enhance our service offerings, flexibility and will allow us to size the network equipment to the traffic as the volume grows, rather than requiring heavy capital investments in anticipation of future revenue growth.

•
Payable & Debt Reduction—We further reduced our payables by negotiating in excess of $2.0 million in reductions of outstanding vendor obligations through settlements. In addition, the Company converted $0.6 million of debt to Series C convertible preferred stock and converted $0.1 million of outstanding vendor obligations to common stock.

•
Capital fund-raising—We raised $4.6 million to complete the second tranche of a Series C convertible preferred stock offering that had been initiated in November of 2003. Additionally, we raised $1.3 million from a common stock offering that was initiated in 2003.

2003

•	Revenue Growth—Revenue grew $6.5 million, or 25.4%, from the prior year, excluding discontinued operations.

•
Successful bid of Government Contracts—We were awarded a subcontractor bid to be the provider for Internet access for seventeen U.S. Embassies and Consulates located in Asia and the Middle East, and we also were awarded a bid to supply a private network for the U.S. Department of Defense in the Persian Gulf.

•	Addition of San Jose Point of Presence—In November of 2003, we added network equipment and a point of presence in San Jose, California, to support service to Asia.

•	Reduced SG&A—We reduced SG&A by $1.1 million, or 10.9%, from the prior year, while total revenues increased 25.4%.

•
Debt Reduction—We further reduced debt by negotiating $3.9 million in reduction of outstanding vendor obligations through settlements. We also converted $3.2 million in debt to preferred and common stock.

•
Capital fund-raising—In November 2003, we initiated a Series C convertible preferred stock offering, with the first of two stock closings occurring in December 2003. In the first closing, the Company raised $2.5 million. We also raised $3.0 million from common stock purchases in 2003 initiated with the private placement from 2002, and we raised an additional $3.8 million from common stock purchases in 2003 associated with an equity offering initiated in 2003.

2002

•	Revenue—Revenue decreased $2.6 million, or 9.3%, from the prior year, excluding discontinued operations. This decrease was primarily attributable to the loss of two large voice networks.

•	Reduced SG&A—SG&A decreased $0.5 million or 4.6% from 2001.

•
Efonica FC-LLC—We established a joint venture in December of 2002 that gave us a 50.2% equity interest in a company that provides VoIP services to consumers and corporations throughout emerging markets in the Middle East, Africa, Asia and Latin America.

•	Pakistan J.V.—We established a joint venture in mid 2002 that gave us a 75% equity interest in an entity which provides VoIP service to Pakistan.

•	Debt Reduction—We further reduced debt by negotiating $1.8 million in reductions and outstanding obligations through settlements, and we converted $3.7 million of debt into common stock.

•
Capital fund-raising—We raised $0.7 million in an equity offering for series B preferred stock in March of 2002, which was extended until September of 2002. Additionally, we raised $1.6 million through an equity offering for common stock

The information in our period-to-period comparisons below represents only our results from continuing operations.

Three Months Ended March 31, 2005 Compared with Three Months Ended March 31, 2004

Revenues

Consolidated revenues increased $1.7 million or 17.1% to approximately $11.9 million in the three months ended March 31, 2005 compared to $10.2 million in the three months ended March 31, 2004. Revenues for VoIP services to consumers and corporations represented $0.8 million or 47.4% of the consolidated revenue growth, increasing from $0.3 million in the first quarter 2004 to $1.1 million in the first quarter 2005, mainly due to the growth of Efonica.

VoIP services sold to carriers increased $0.4 million or 5.2% in the first quarter of 2005 versus the first quarter of 2004. This increase represented 27.6% of the consolidated revenue growth for the quarter. During the first quarter of 2005, VoIP services sold to carriers continued to have limited growth due to the technical difficulties associated with the migration to the new Softswitch, however a significant portion of these issues have now been addressed and revenues are again trending upward. Additionally, Traditional Voices services sold to carriers increased $0.5 million or 20.3% in the first quarter of 2005 versus the first quarter of 2004. This increase represented 27.7% of the consolidated revenue growth.

Revenues from our Internet, Private Network & Other Services represented the remaining $0.1 million of the growth, increasing 11.5% from $0.6 million in the first quarter 2004 to $0.7 million in the first quarter 2005. Growth in this area was primarily due to the addition of new corporate customers in the latter part of 2004.

Cost of Revenues

Consolidated cost of revenues increased $2.3 million or 26.3% to $11.0 million in the first quarter of 2005 from $8.7 million in the first quarter of 2004. $1.6 million of this increase was attributable to an increase in voice services to carriers, of which $0.9 million was an increase in VoIP services cost of revenues to carriers, and $0.7 million was an increase in cost of Traditional Voice services to carriers.

The cost of revenues for VoIP services to consumers and corporations grew $0.7 million in the first quarter 2005, from $0.2 million to $0.9 million, due primarily to the rapid growth in that revenue base. Cost of revenues for Internet, Private Network & Other remained flat at $0.4 million for both quarters.

Consolidated gross margin decreased $0.5 million for the first quarter 2005 over the first quarter 2004. Gross margin for total Voice services to carriers decreased by $0.8 million, but was partially offset by an improvement in the gross margin for VoIP services to consumers and corporations of $0.2 million and an improvement in gross margin for Internet, Private Networks and Other of $0.1 million.

The decline in gross margin for Voice services to carriers was primarily related to the technical difficulties associated with the migration to the Softswitch technology, which adversely impacted our ability to route traffic to the least cost provider. Price pressure sensitivity associated with some of our on-net routes negatively impacted the margin as well.

Operating Expenses

Depreciation and Amortization. Depreciation and amortization remained consistent at $0.4 million during the quarter ended March 31, 2005 and 2004. This is attributed to increased depreciation resulting from assets added during 2004 and the first quarter of 2005 including the new SoftSwitch net with certain assets becoming fully depreciated during 2004 and the first quarter of 2005.

Selling, General and Administrative. Selling, general and administrative expenses increased $0.6 million or 26.3% to $2.7 million during the three months ended March 31, 2005 from $2.1 million during the three months ended March 31, 2004. This increase is primarily attributed to increased salaries and benefits, as more personnel are required to support our growth. In addition, also increasing as a result of growth are our legal and professional fees, advertising/marketing expenses and bad debt expense. As a percentage of revenues, selling, general and administrative expenses increased from 21.0% during 2004 to 22.7% during 2005. We believe that as we execute our business strategies, selling, general and administrative expenses as a percentage of revenue will begin to decline.

Operating Loss. Our operating loss increased $1.1 million or 100.4% to a loss of $2.2 million during the three months ended March 31, 2005 from a loss of $1.1 million during the three months ended March 31, 2004. The increase in operating loss was primarily attributable to both the decrease in gross margin and the increase in selling, general and administrative expenses associated with infrastructure growth.

Other Income (Expense). Total other income (expense) changed from other income of approximately $1.4 million during the three months ended March 31, 2004 to other expense of $0.4 million during the three months ended March 31, 2005. Interest expense remained fairly consistent at $0.3 million during the two periods. The 2004 period included accretion of $0.2 million (in accordance with SFAS 150) representing a full quarter of accretion on only a portion of the Series C convertible preferred stock. This is due to the second tranche of the Series C preferred stock closing at the end of the first quarter of 2004 so accretion did not begin until April of 2004. In contrast the 2005 period included accretion of $0.3 million on all the issued and outstanding Series C preferred stock, however, such stock was only outstanding for half of the quarter as all Series C preferred stock was converted to common stock in connection with the IPO. Consequently, we only recognized accretion expense for the period that the preferred stock was outstanding as all accretion ceased when the preferred stock converted to common stock. Also contributing to the 2005 interest expense is a reduction resulting from the reduction of average outstanding debt. Gain on debt forgiveness decreased in 2005 by $1.8 million to $0.0 from $1.8 million during 2004. The 2004 gain on debt forgiveness was attributed to $0.2 million of settlements of capital lease obligations, $0.1 million of settlements of general obligations and $1.5 million of settlements of network obligations. The loss from investment in Estel remained consistent at approximately $0.2 million during the two periods. Minority interest due from joint venture partners changed from a $22,000 loss during 2004 to a $1,000 loss during 2005.

Net Loss. The primary factors impacting our net loss for the three months ended March 31, 2005 was a decrease in gross margin, an increase in selling, general and administrative, and the reduction in forgiveness of debt (was $1.8 million during the three months ended March 31, 2004 in comparison to $0 during the three months ended March 31, 2005).

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues

Consolidated revenues increased $17.6 million or 54.8% to approximately $49.6 million in 2004 compared to $32.0 million in 2003. $10.7 million of this revenue increase was from VoIP services sold to carriers, evidencing our increased focus on VoIP services. This growth in revenue was impacted during the third and fourth quarters of 2004 when we experienced a temporary decline in revenues during, and immediately following, our migration to the new Softswitch technology. Growth from our existing customer base contributed 69% of the increase in the revenues for VoIP services to carriers, and 31% of the increase was attributable to the addition of new carrier customers. Additionally, $3.1 million of the consolidated revenue increase was from Traditional Voice services sold to carriers. Growth from our existing customer base contributed 27% of the increase in the revenues for Traditional Voice services to carriers, and 73% of the increase was attributable to the addition of new carrier customers.

Revenues for VoIP services to consumers and corporations represented $2.5 million of the consolidated revenue growth, increasing from $0.3 million in 2003 to $2.8 million in 2004, mainly due to the growth of Efonica. Additionally, revenues from our Internet, Private Network & Other Services represented the remaining $1.2 million of the growth, increasing 87.3% from $1.3 million in 2003 to $2.5 million in 2004. Growth in this area was primarily due to the addition of Government-related contracts that were awarded in the latter part of 2003.

Cost of Revenues

Consolidated cost of revenues increased $15.1 million or 54.1% to $42.9 million in 2004 from $27.9 million in 2003. $12.2 million of this increase was attributable to an increase in voice services to carriers, of which $9.4 million was an increase in VoIP services cost of revenues to carriers, and $2.8 million was an increase in cost of Traditional Voice services to carriers. These increases are consistent with the increases in revenues from the higher volumes discussed above.

The cost of revenues for VoIP services to consumers and corporations grew $2.0 million in 2004, from $0.2 million to $2.2 million, due primarily to the rapid growth in that revenue base. Cost of revenues for Internet, Private Network & Other grew $0.9 million, from $0.8 million in 2003 to $1.7 million in 2004.

Gross Margin increased $2.5 million or 59% for 2004 over 2003, fueled by the continuing shift to higher margin VoIP and Internet Private Network & Other. VoIP to Carriers margin increased $1.3 million or 54.0%, while Traditional Voice to Carriers margin increased $0.3 million or 26.8% from the previous year . Gross Margin for VoIP services to consumers and corporations grew $0.6 million, or 570.8% year over year, and Internet, Private Network & Other margin grew $0.3 million as well, which was a 47.9% increase.

Operating Expenses

Depreciation and Amortization. Depreciation and amortization decreased $0.2 million or 9.0% during 2004 to $1.8 million from $2.0 million during 2003 primarily due to certain assets becoming fully depreciated during 2004, the impairment of our old switch at the end of 2003 which was later replaced with our new Softswitch, and the disposal of assets during 2004.

Loss on impairment. No loss on impairment occurred during 2004. Our 2003 loss on impairment of $375,000 related to management’s decision to sell (to a third-party) certain switching equipment which has since been replaced by upgraded equipment.

Selling, General and Administrative. Selling, general and administrative expenses increased $1.2 million or 14.3% to $9.8 million in 2004 from $8.6 million in 2003. This increase is primarily attributed to increased bad debt expense of approximately $0.7 million and an increase in salaries and benefits in our Efonica joint venture of $0.3 million as more back office personnel were required to support its growth, and a small increase in salaries in Fusion of $0.2 million. Selling, general and administrative expenses have declined as a percentage of revenue from 26.8% during 2003 to 19.8% during 2004. We believe that as we execute our business strategies, selling, general and administrative expenses as a percentage of revenue will continue to decline.

Operating Loss. Our operating loss decreased $1.8 million or 26.5% to a loss of $5.0 million during 2004 from a loss of $6.8 million during 2003. The decrease in operating loss was primarily attributable to the increase in revenue and gross margin.

Other Income (Expense). Total other income (expense) decreased $3.0 million to a $0.6 million expense in 2004 from a $2.4 million income in 2003. Interest expense increased $1.4 million to $2.2 million in 2004 from $0.8 million in 2003, primarily attributable to the adoption of SFAS 150 during 2003. SFAS 150 resulted in our recording $1.7 million in interest expense during 2004 related to dividends and accretion on the Series C convertible preferred stock subject to mandatory redemption. This interest accretion ceased in February 2005 when our Series C preferred stock was converted into common stock. We also recorded $0.2 million in interest expense during 2004 related to a beneficial conversion feature on convertible debt issued in November 2004. These increases are offset with a decrease in interest expense of $0.5 million during 2004 resulting from the reduction of average outstanding debt. Gain on debt forgiveness decreased in 2004 by $1.7 million to $2.2 million from $3.9 million during 2003. The 2004 gain on debt forgiveness is attributed to $0.2 million of settlements of capital lease obligations, $0.2 million of settlements of general obligations and $1.8 million of settlements of network obligations. The loss from investment in Estel decreased by $0.2 million due to a reduced loss from the previous period. Minority interest due from joint venture partners changed $165,000 to an $8,000 loss in 2004 from $158,000 in income during 2003.

Net Loss. The primary factors impacting our 2004 net loss was an increase in gross margin net with an increase in interest expense and a reduction in forgiveness of debt from 2003 (see discussions above). Our 2004 net loss attributable to common stockholders was $5.4 million after giving effect to $0.4 million in dividends applicable to common stockholders. This was an improvement of $0.6 million from the prior year’s net loss applicable to common stockholders of $4.8 million.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues

Consolidated revenues from continuing operations increased $6.5 million or 25.4% to $32.0 million in 2003 compared to $25.5 million in 2002. VoIP services to carriers grew $12.2 million, fueled by the growth in an international network deployment in Asia. That growth was partially offset by a decline in Traditional Voice services of $6.5 million, caused largely by the continued impact of the loss of two large international voice networks in 2002 due to capital constraints and disputes with vendors.

Internet, Private Network & Other revenues increased $0.5 million in 2003 versus 2002, due primarily to the addition of Government-related contracts awarded late in 2003. VoIP to consumers and corporations increased $0.3 million in 2003 over 2002, due primarily to the growth from Efonica.

Cost of Revenues

Total cost of revenues increased $4.2 million or 17.8% to $27.8 million in 2003 from $23.6 million in 2002. While the cost of VoIP services to carriers increased by $10.3 million due to a new international network deployment in Asia, it was partially offset by a decrease in cost of revenues for Traditional Voice services of $6.7 million. That cost decrease in Traditional Voice services was primarily due to the loss of two large international voice networks in 2002 due to capital constraints and disputes with vendors.

Cost of revenues for VoIP to consumers and corporations increased by $0.2 million for 2003 versus 2002 due to the significant growth in this product after its introduction in late 2002. Cost of revenues for Internet, Private Network & Other increased by $0.4 million for 2003 versus 2002 due to the corresponding growth in the revenue segment. Gross margin improved $2.3 million, or 119%, to $4.2 million in 2003 from $1.9 million in 2002. The majority of the margin increase was in VoIP to carriers, which increased $1.8 million, from $0.6 million to $2.4 million. This was due both to the significant growth in revenues and increased efforts to decrease fixed costs and increase the utilization of least cost routing. Gross margin for Traditional Voice to Carriers increased $0.2 million, margin for VoIP to consumers and corporations increased $0.1 million, and margin for Internet, Private Network & Other increased $0.2 million.

Operating Expenses

Depreciation and Amortization. Depreciation and amortization from continuing operations decreased $0.4 million to $2.0 million in 2003 from $2.4 million in 2002. This decrease was attributable to fixed assets impaired during 2002 being depreciated during a portion of 2002 but not at all during 2003, the majority of which was associated with the abandonment of equipment located in a country where a Caribbean voice network had been deactivated as it was no longer producing revenue.

Loss on Impairment. Loss on Impairment decreased $0.1 million in 2003. The $0.4 million recorded during 2003 relates to an impairment on switching equipment which was replaced by upgraded equipment. The impairment was determined based upon estimated future cash flows from these assets. The $0.5 million impairment recorded during 2002 related to the termination and abandonment of a voice network located in the Caribbean which was deactivated and no longer generating revenue.

Selling General and Administrative. Selling, general and administrative expenses decreased $1.1 million or 10.9% to $8.6 million in 2003 from $9.6 million in 2002. This decrease is primarily attributed to reduction of salary expense of $0.8 million due to staff reductions.

Operating Loss. The operating loss decreased $3.8 million or 35.9% to $6.8 million in 2003 from $10.6 million in 2002, due to the items mentioned above.

Other Income (Expense). Total other income (expense) increased $1.2 million or 99% to $2.4 million in 2003 from $1.2 million in 2002, due to several factors. Interest expense decreased $0.2 million to $0.8 million in 2003 from $1.0 million in 2002, mainly due to settlements of $3.9 million and conversions of $3.2 million of outstanding debt. Gain on Debt Forgiveness increased by $2.1 million to $3.9 million, from $1.8 million. The 2003 gain on debt forgiveness of $3.9 million is attributed to $0.9 million of settlements of capital lease obligations and $3.0 million of settlements of network obligations. The gain (loss) on equity investment changed from $0.3 million in 2002 to a loss of $(0.7) million in 2003 due to an increased loss in the Estel joint venture. Other represents gains/losses on the disposal of fixed assets and changed from a loss of $0.1 million in 2003 to a gain of $0.1 million in 2002. Minority interest due from joint venture partners increased $138,000 to $158,000 in 2003 from $20,000 in 2002.

Discontinued Operations. Income from discontinued operations in 2003 was $0.2 million due to the elimination of a prior accrual for a vendor obligation, as it was determined it was no longer due. There was no discontinued operations income in 2002.

Net Loss. The factors discussed above resulted in a decrease in the 2003 net loss applicable to common stockholders by $5.2 million to $4.8 million in 2003 from $10.0 million in 2002 after giving effect to $0.6 million in stock dividends in both 2003 and 2002.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating and net losses. In addition, we have not generated positive cash flows from operations. As of March 31, 2005, we had an accumulated deficit of approximately $81.1 million. During February 2005, we closed on our initial public offering of securities of 3,600,000 shares of common stock at a price of $6.45 per share and 3,600,000 redeemable common stock purchase warrants at $0.05 per warrant. Net proceeds of the offering were approximately $20.4 million. On March 30, 2005 our underwriters exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. We received an additional $2.9 million in net proceeds from the closing on the over-allotment option. As a result of this offering, we have total stockholders’ equity at March 31, 2005 of approximately $25.0 million. In addition, as a result of the offering, we converted $2.5 million of convertible debt into 651,515 shares of common stock and we repaid approximately $1.5 million in outstanding debt and $0.6 million of accrued interest. In addition, 109,962 shares of outstanding Series C preferred stock was converted into 3,141,997 shares of common stock.

Below is a summary of our cash flows for the periods indicated. These cash flow results are consistent with prior years in that we continued to use significant cash in connection with our operating and investing activities and had significant cash provided by financing activities.

A summary of our cash flows for the periods indicated is as follows:

	Year Ended	Year Ended	Year ended	Three Months
	December 31,	December 31,	December 31,	Ended March 31,
	2002	2003	2004 (1)	2005

Cash used in operating activities	$(4,265,500)	$(4,884,543)	$(4,874,834)	$(3,086,969)
Cash used in investing activities	(983,453)	(744,071)	(250,460)	(820,928)
Cash provided by financing activities	5,985,380	8,097,832	6,288,375	21,026,973

Increase in cash and cash equivalents	736,427	2,469,218	1,163,081	17,119,076
Cash and cash equivalents, beginning of period		736,427	3,205,645	4,368,726

Cash and cash equivalents, end of period	$ 736,427	$ 3,205,645	$ 4,368,726	$21,487,802

(1) These figures include an aggregate of approximately $2.2 million that was paid during the period to satisfy past obligations.

Our cash flow results were impacted by the costs associated with implementing the new corporate strategy focusing our resources on VoIP and the emerging international markets, as we completed our exit from the more highly competitive, infrastructure dependent business that previously characterized us. During the first quarter of 2005, we largely completed the transition and integration to the Softswitch. Therefore, we have only recently completed the deployment of our packet-based network infrastructure. Because certain of our costs are fixed, we would expect that as our revenues increase, total expenses will represent a smaller percentage of our revenues.

Source of Liquidity

As of March 31, 2005, as a result of our recent IPO, we had cash and cash equivalents of approximately $21.5 million. In addition, as of March 31, 2005, we had approximately $0.3 million of cash restricted from withdrawal and held by banks as certificates of deposits securing letters of credit (equal to the amount of the certificates of deposit).

From our inception through March 31, 2005, we financed our operations from cash provided from financing activities. These activities were primarily through net proceeds of approximately $23.3 million from our February 2005 IPO and prior to 2005, the private placement of approximately $52.2 million of equity securities and $21.6 million of net proceeds resulting from the issuance of notes. In addition, during this period we financed the acquisition of $6.8 million of fixed assets through capital leases.

Although we believe the net proceeds from our February 2005 IPO, together with our existing cash and cash equivalents and revenues from operations will be sufficient to meet our working capital and capital expenditure needs for the next 12 months, our long-term liquidity is dependent on our ability to attain future profitable operations. We cannot predict if and when we will be able to attain future profitability.

Uses of Liquidity

Our short-term and long-term liquidity needs arise primarily from interest and principal payments relating to our debt and capital lease obligations, capital expenditures, working capital requirements as may be needed to support the growth of our business, and any additional funds that may be required for business expansion opportunities.

Our cash capital expenditures were approximately $0.6 million during the years ended December 31, 2004 and 2003 and $0.4 million and $0.2 million during the three months ended March 31, 2005 and 2004, respectively. We expect our cash capital expenditures to be approximately $4.0 million for the year ending December 31, 2005. The 2005 estimated capital expenditures include network expansion, purchase of additional software for expanded product offerings, new international deployments and customer premise equipment.

Cash used in operations was approximately $4.9 million during the years ended December 31, 2004 and 2003 and $3.1 million and $2.5 million during the three months ended March 31, 2005 and 2004, respectively. The cash used in our operations has historically been a function of our net losses, gains on forgiveness of debt, and changes in working capital as a result of the timing of receipts and disbursements. Our net cash used in operating activities included in our March 31, 2004 and December 31, 2004 and 2003 cash flows statements include a significant amount of cash payments and forgiveness of debt that relates to liabilities from prior periods. Consequently, the resulting net cash used in operating activities during these periods was negatively impacted. Now that we have paid and settled a significant amount of these old liabilities, and expect to see an improvement in our operating results, we expect our net cash used in operating activities to improve during future periods. Additionally, the December 31, 2004 net cash used in operating activities includes approximately $1.7 million in interest and dividends accreted on our series C preferred stock and a one time charge of $0.2 million related to a beneficial conversion feature on the convertible debt we issued in November 2004. The accretion on this stock ceases during February 2005 as we completed our IPO and all the Series C Preferred stock converted into common stock.

In some situations, we may be required to guarantee payment or performance under agreements, and in these circumstances we would need to secure letters of credit or bonds to do so.

We intend to fund corporate overhead, including management salaries, from the working capital that we have raised from our IPO.

Debt Service Requirements

At March 31, 2005, we had approximately $1.6 million of current notes payable and current and long-term capital leases. All of this debt, other than $59,000 is due during the 12 months ending March 31, 2006. Subsequent to our IPO, a significant portion of our December 31, 2004 debt of $5.7 million was repaid or converted. During February 2005, we repaid $1.5 million of this debt as well as $0.6 million of interest and converted $2.5 million of this debt into common stock.

We expect our interest expense to decrease significantly during 2005 due to the following factors:

1.
We recorded $1.7 million of accretion to interest expense in 2004 related to our Series C Preferred Stock. This Series C Preferred Stock was converted to common stock during February 2005 and consequently, accretion ceased.

Although the accretion represented a non cash charge to interest expense during 2004, approximately $0.7 million in cash dividends were paid during January 2005 in connection with the Series C Preferred Stock.

2.
As discussed above, subsequent to the IPO, we repaid approximately $1.5 million of debt and $2.5 million in debt was converted into equity. This reduction in our debt balances during February 2005 is expected to result in a significant reduction in our cash interest expense in the future.

Capital Instruments

As of March 31, 2005, the only outstanding stock we had is our two classes of Common Stock.

Summary of Contractual Obligations
As of March 31, 2005

	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

Contractual obligations:
Debt maturing within one year	$ 368,000	$ 0	$ 0	$ 0	$ 368,000
Capital leases	1,146,000	59,000	0	0	1,205,000
Operating leases	1,077,000	2,167,000	1,896,000	168,000	5,308,000
Minimum purchase commitments	263,000	17,000	0	0	280,000

Total contractual cash obligations	$ 2,854,000	$2,243,000	$1,896,000	$168,000	$7,161,000

Critical Accounting Policies and Estimates

We have identified the policies and significant estimation processes below as critical to our business operations and the understanding of our results of operations. The listing is not intended to be a comprehensive list. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. In other cases, management is required to exercise judgment in the application of accounting principles with respect to particular transactions. The impact and any associated risks related to these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to Consolidated Financial Statements for the year ended December 31, 2004 included in this Prospectus. Our preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates and such differences could be significant.

Revenue Recognition—Our revenue is primarily derived from fees charged to terminate voice services over our network, and from monthly recurring charges associated with Internet and Private Line services.

Variable revenue is earned based on the number of minutes during a call and is recognized upon completion of a call, adjusted for allowance for doubtful accounts receivable and billing adjustments. Revenue for each customer is calculated from information received through our network switches. Customized software has been designed to track the information from the switch and analyze the call detail records against stored detailed information about revenue rates. This software provides us the ability to do a timely and accurate analysis of revenue earned in a period. Consequently, the recorded amounts are generally accurate and the recorded amounts are unlikely to be revised in the future.

Fixed revenue is earned from monthly recurring services provided to the customer that are fixed and recurring in nature, and are contracted for over a specified period of time. The initial start of revenue recognition is after the provisioning, testing and acceptance of the service by the customer. The charges continue to bill until the expiration of the contract, or until cancellation of the service by the customer. Additionally, the majority of our VoIP services to consumersare prepaid. The revenue received from the prepayments that is related to VoIP termination services in the current month is booked to the current month’s revenue, and the remainder of the prepayments are booked to deferred revenue, until usage occurs.

Accounts Receivable—Accounts receivable are recorded net of an allowance for doubtful accounts. On a periodic basis, we evaluate our accounts receivable and record an allowance for doubtful accounts, based on our history of past write-offs and collections and current credit conditions. Specific customer accounts are written off as uncollectible if the probability of a future loss has been established and payments are not expected to be received.

Cost of revenues and cost of revenues accrual—Cost of revenues is comprised primarily of costs incurred from other domestic and international telecommunications carriers to originate, transport and terminate calls. The majority of our cost of revenue is variable, based upon the number of minutes of use, with transmission and termination costs being the most significant expense. Call activity is tracked and analyzed with customized software that analyzes the traffic flowing through our network switches. Each period the activity is analyzed and an accrual is recorded for minutes not invoiced. This cost accrual is calculated using minutes from the system and the variable cost of revenue based upon predetermined contractual rates.

In addition to the variable cost of revenue, there are also fixed expenses. One category of fixed expenses are those that are associated with the network backbone connectivity to our switch facilities. These would consist of hubbing charges at our New York switch facility that allow other carriers to send traffic to our switch, satellite or cable charges to connect to our international network, or Internet connectivity charges to connect customers or vendors to Fusion’s switch via the public Internet, a portion of which are variable costs. The other category of fixed expenses is associated with charges that are dedicated point to point connections to specific customers (both private line and Internet access).

Income Taxes—We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires companies to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the temporary differences between the consolidated financial statements carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in the years in which the temporary differences are expected to reverse. In assessing the likelihood of utilization of existing deferred tax assets and recording a full valuation allowance, we have considered historical results of operations and the current operating environment.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (“123R”), “Share-Based Payment”. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value based method been used. During March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income tax effects, disclosures in Management’s Discussion and Analysis, and several other issues. We will be required to adopt FAS 123R and SAB 107 in the first quarter of fiscal year 2006 at the earliest. We are in the process of evaluating whether the adoption of SFAS No. 123(R) will have a significant impact on our overall results of operations or financial position.

Inflation

We do not believe inflation has a significant effect on our operations at this time.

BUSINESS

History And Corporate Information

We were founded as a Delaware corporation in September 1997 as a traditional U.S.-based domestic and international communications provider offering primarily domestic long distance services, local access, and consulting services. In 2000, we made a strategic decision to focus on VoIP and other Internet service business opportunities in emerging markets. This change was due to deteriorating margins and increasing competition in the domestic and international long distance business, and our expanding knowledge base in the area of VoIP and emerging markets. For these reasons, we sold our US domestic local access and services business lines in September 2001, and Integrated Telemanagment Solutions, Inc., a hospitality consulting company, in December 2001. Since then, we sought to gain early entry in high growth emerging markets often in partnership with local organizations that have strong distribution channels, regulatory experience, market intelligence, the ability to deliver local loops and the capability of providing customer service support.

Overview

We seek to become a leading provider of VoIP and other Internet services to, from and within emerging markets in Asia, the Middle East, Africa, the Caribbean, and Latin America. With our lead product, VoIP, we currently provide a full suite of communications services to corporations, international communication carriers, other licensed carriers, Internet service providers, government entities, and consumers. Our packet based network infrastructure includes the latest Softswitch technology which technology allows us to deliver Internet protocol services around the world with quality and reliability.

Through our key assets of market knowledge, technical expertise and strategic relationships, we believe we are poised to:

•
Capitalize upon the growth in VoIP, a market that Insight Research Corporation expects to grow from $13 billion in 2002 to nearly $197 billion by 2007 and expand our international penetration of VoIP applications to consumers and corporations.

•	Establish our company as an “early mover” in emerging markets through our product suite, technology platform and relationships with our partners.

•
Continue to expand the number of international partnerships in key emerging markets to facilitate the distribution and local support of our product line and leverage our existing international partnerships to sell our additional services in targeted markets.

•	Expand our emerging market network connectivity by acquiring additional communications licenses through existing and new strategic relationships.

We target markets that we believe have: (i) barriers to entry, (ii) substantial growth prospects, (iii) an increasing number of corporations operating within them, and (iv) a substantial quantity of voice and data traffic between the developed world (e.g., the United States and United Kingdom) and other countries within our network. In select emerging markets, we will deploy network facilities in order to connect that country to the United States.

We currently provide services to customers in over 45 countries. We believe that by using local partners in select markets, we can best distribute our services while providing a high level of local customer support.

Services

To date, we derive a significant portion of our revenues primarily from U.S.-based customers requiring voice and data connectivity to emerging markets. As we continue to execute our strategy, we anticipate a larger number of non-U.S. based customers. We are currently seeking to expand our revenue stream by providing our services from, in and between emerging markets, which to date, have not generated material revenues for us. We deliver our services directly to end users and through partnerships with companies that distribute and support our services locally. We also deliver our services through joint ventures.

We have service contracts with several customers, including government agencies. Our contracts with carriers typically have a one year renewable term, with no minimum volume per month, and allow the customer to terminate without penalty. Our contracts with corporate customers are typically for a one year term, and have an early cancellation penalty. Our government contracts range from one year to five year terms, and are terminable at the government’s option without penalty. For the years ended December 31, 2004, 2003 and 2002, the Telco Group accounted for 13.3%, 13.7% and 13.8%, respectively, of our total revenues. For the quarter ended March 31, 2005, Qwest accounted for 13.2% of our total revenues. For the quarter ended March 31, 2004, Telco Group and Qwest accounted for 20.0% and 10.2%, respectively, of our total revenues.

We have tailored our service offerings to meet the needs of our target customers requiring services to, from, in and between emerging markets.

•
VoIP: Our VoIP services have accounted for the majority of our revenues during the first quarter of 2005 and during 2004 and 2003. For the quarter ended March 31, 2005 and during the years ended December 31, 2004 and 2003, our VoIP service accounted for 70.3%, 70.6% and 67.8%, respectively, of our consolidated revenue. VoIP enables customers, typically for a lower cost than traditional telephony, to place voice calls anywhere in the world using their personal computer, Internet protocol phone or regular telephone when accompanied by a hardware device. VoIP services utilize the Internet as opposed to circuit switching (traditional telephony technology), thereby offering cost savings to customers. These services are offered directly to corporations around the world, on a private label, co-branded or wholesale basis to Internet service providers, postal telephone and telegraph companies and cable operators who wish to market to corporations and consumers under their own brand name, or through our retail services company, Efonica. Efonica offers PC-to-Phone and Internet protocol Phone-to-Phone services to customers located in Asia, the Middle East and Africa, and is currently expanding into Latin America. Advanced services that are expected to be available in 2005 to customers include voicemail, call waiting and call forwarding.

Additionally, we enter into VoIP interconnect agreements with postal telephone and telegraph companies or other carriers in our target markets. These agreements enable us to terminate traffic into a country and in some cases originate traffic from that country through the postal telephone and telegraph company or other carrier. We use capacity on these networks to carry our own retail traffic in addition to selling capacity to other carriers desiring voice termination to that destination. As we grow, we intend to use an increasing percentage of our capacity for higher margin retail traffic.

•
Managed private networks: We offer managed end-to-end networks that typically connect multinational corporations or government facilities in emerging markets with locations in other countries. We also market this service to software developers, call centers, and telemarketing facilities, all of which rely on high quality, reliable service. In markets where we do not have network facilities deployed, we utilize other carriers’ networks, allowing us to provide an integrated global network that can connect a customer to virtually anywhere in the world. We also offer services on a private label basis as a subcontractor for other communication carriers that are seeking network connectivity to countries that they do not otherwise service.

•
Internet Access: We offer peering with multiple tier-one Internet backbone providers utilizing an intelligent routing capability. This ensures efficiency, speed and reliability. The tier-one providers we utilize own or control a national network that trades traffic with other national providers. This traffic trading is referred to as “peering.” A tier-one provider can carry its own Internet traffic across the country and hand it off at any one of the public or private hand-off locations known as “peering points,” metropolitan access points or national access points. In select locations such as India, we have established Internet points of presence that are then connected to our New York facility. This, in turn, provides interconnectivity with the Internet and peering with the top Internet backbone networks. In regions where we do not own network facilities, we utilize other carriers’ facilities. We also provide services on a private label basis as a subcontractor for other communication carriers that are seeking Internet access in countries that they do not otherwise service.

•
Internet video conferencing: We offer an Internet-based video conferencing service that can be initiated instantly on a personal computer (similar to popular instant messaging services) and can handle from two to two hundred participants per conference, of which six can be visually displayed. The service can be installed in a matter of minutes and only requires a standard camera and headset to operate. We are marketing our desktop video conferencing service directly to multinational corporations seeking to enhance face-to-face communications without the costly inefficiencies of business travel, and to our international partners to distribute within their country.

•
Co-location: We offer facility co-location services to other communication service providers, enabling them to co-locate their equipment within our facility, or lease a portion of our equipment. Often, we provide wholesale services to the parties who co-locate with us.

Our segments and their principal activities consist of the following:

Traditional Voice—we terminate voice telephony minutes to countries served by us, utilizing traditional Time Division Multiplexing (TDM) and “circuit-switched” technology. Typically, this will include interconnection with tradi-

tional telecommunications carriers either located internationally or those carriers that interconnect with us at our US Points of Presence (POP) and provide service to other destinations.

VoIP (Voice over Internet Protocol) to Carriers—VoIP includes the termination of voice telephony minutes through the internet rather than traditional circuit-switched technology. This permits less costly and more rapid interconnection between us and international telecommunications carriers.

VoIP (Voice over Internet Protocol) to Consumers and Corporations—Primarily through our Efonica and Estel entities, we provide VoIP services targeted to end-users and corporations.We offer services that permit consumers or corporations to originate calls via IP telephones or telephone systems that use the Internet for completion to standard telephone lines anywhere in the world. We also provide PC-to-Phone service that utilizes the Internet to allow consumers to use their personal computers to place calls to the telephone of their destination party.

Internet, Private Networks & Other—We provide Internet connectivity to telecommunications carriers, Internet service providers, government entities, and multinational customers via our POPs in the US, India and through our partners elsewhere. We also offer point-to-point private lines, virtual private networking, and call center communications services to customers in our target markets. Lastly, we offer an Internet video conferencing service to customers anywhere in the world.

For a detailed breakdown of our financial performance by operating segments for the three months ended March 31, 2005 and 2004, see Note 11 on page F-12 of the condensed notes to Consolidated Financial Statements. For a detailed breakdown of our financial performance by operating segments for the years ended Decmeber 31, 2004 and 2003, see Note 21 on page F-42 of the Notes to Consolidated Financial Statements.

Growth Strategy

Strategy: Our strategy is to gain early entry in an emerging country and then market advanced communication services such as VoIP, private networks, Internet access, Internet protocol video conferencing, and other Internet services. In many cases, we will establish a foothold within an emerging market through a partnership with a local organization. We believe that working in conjunction with local partners enables us to offer global services with local support.

The details of our strategy include:

•   Establish Local Partners for In-Country Distribution and Support.

We believe that working with strong partners allows us to best distribute services and attract, retain and support customers. We seek to develop partnership arrangements in each of our markets. Local partners offer time to market advantages as their existing infrastructure, sales distribution channels, and technical support can be utilized, while simultaneously reducing capital needed to enter the market. Additionally, these partners typically provide last mile connectivity in their country required for the delivery of local Internet access and private networks. This last mile connectivity, which is the connection between the in-country telecommunications facility and the customer’s physical location, in combination with local support, expands the geographic coverage of our global service offering and helps differentiate us from our competitors.

We intend to work with our partners to enable them to distribute and support our products and services (either co-branded or private labeled). Our private label alternative enables our partners to market our products, technology platform and global reach under their own brand. This alternative is ideal for partners that do not have the capital, expertise and technology platform required to deliver our services but want to build their own brand. Local partners also offer critical insights into the regulatory environment and are familiar with the specific cultural nuances of their region. Additionally, we anticipate that prior to the rollout of any new services, our partners will work with us, contributing market intelligence, to ensure a successful introduction of new products. This partnering approach allows the local infrastructure to progress to a more technologically advanced platform while positioning us to benefit from the rapid growth that these technologies enable.

•   Deploy Internet Protocol Infrastructure.

We deliver a broad array of Internet protocol based communication services, primarily VoIP, which require a lower capital investment than traditional strategies. This approach allows us to accomplish what we believe many of our partners in emerging markets are seeking a way to enhance existing in-country technology and service offerings at minimal cost. This allows the local infrastructure to progress to a more technologically advanced platform while positioning us to benefit from the rapid growth that these new technologies and under penetrated markets enable.

•   Establish Market Position in VoIP Business.

One of our key service offerings is VoIP, which allows us to offer Internet-based long distance services at competitive prices to any business, consumer or carrier with broadband or dial-up Internet access. Quality levels, which had once been a significant issue, are fast approaching those associated with traditional voice transmission. We typically market our VoIP services to corporations and consumers through an in-country distribution partner. Additionally, we seek to enter into relationships with in-country carriers to transport voice traffic to and/or from that country. We believe that we have established our presence in the voice markets due to (i) direct interconnections to postal telephone and telegraph companies, and other licensed carriers, which facilitate higher quality transmission than the services offered by gray market operators, and (ii) competitive pricing. We believe that carriers seeking to access these gray markets will increasingly want to work with companies that have established relationships with postal telephone and telegraph companies and other licensed carriers, as opposed to quasi-legal gray market operators who divert long distance traffic and revenue from those carriers. We believe gray market operators generally provide poorer quality and reliability. In several markets, we receive inbound traffic from the postal telephone and telegraph company and other licensed carriers that tend to produce higher margin than our outbound voice services. We believe this inbound traffic from postal telephone and telegraph companies and other licensed carriers strengthens our ability to ensure favorable contractual arrangements. We will use capacity on our international voice networks to carry our own retail traffic in addition to selling capacity to other carriers desiring termination to that specific destination. As we progress in the execution of our business plan, we intend to use a greater percentage of our network capacity to carry higher margin retail traffic.

•   Support Partners and Services with Advanced Packet Switched, Low Cost, Flexible Network.

We employ an Internet protocol network that consists of Company-owned and partner-owned points of presence and usage based or leased transmission facilities. Our network has several key attributes, including: open standard compliance; distributed architecture; centralized management; a wide array of signaling support; and policy based routing. With just one network point of presence, our partners have acces to all of the products and services that we offer, as well as to certain back office systems required to manage services being delivered.

We believe that this strategy allows us to control the network intelligence critical to providing transmission quality and high quality customer support. At the same time, we are not burdened by large capital requirements and high fixed network costs in a market that has seen dramatic price reductions. The majority of our network operating costs are variable; that is, directly proportional to usage and revenue.

•   Target Enterprise, including Government Market Segment.

We intend to build upon our market position in the international VoIP business to market our managed private networks and other Internet-based services to multinational businesses. By utilizing our own direct sales force and local partner distribution channels, we are able to market our services to customers in the United States and abroad. Our engineering team works closely with both our sales team and customers to provide solutions to our clients. As part of our corporate service offerings, we provide a single point of contact, ensure active end-to-end management and guarantee service levels. As a result of our geographic coverage, we have been approached by several large communication carriers and have discussed the possibility of becoming their subcontractor for services in regions they do not otherwise cover.

We believe that the U.S. Federal Government provides an opportunity for us. By leveraging our relationships and experience in navigating international markets, we have been able to penetrate this sector. In 2003, we were approved by the U.S. Government as a prime contractor to provide services to the Department of Defense (“DoD”) and was awarded our first contract in this sector. Under this contract, we are providing a private network connecting two DoD facilities in the Persian Gulf. Although we are seeking to increase the amount of our government contracts, only 3% of our revenue is currently derived directly from them and arrangements whereby we act as a subcontractor on government contracts. Under one such arrangement, we provide Internet connectivity to 17 U.S. embassies and consulates in Asia and the Middle East. These contracts, however, often give the government the right to terminate at any time. Although we try to include liberal cancellation arrangements with our suppliers, we may make contractual commitments with third party vendors to fulfill portions of such contracts that do not contain similar termination provisions. In the event that the government terminates a contract that we have made third arrangements for we may have significant unrecouped costs.

•   Exploit Communication Patterns Among and Between Our Markets.

We look to provide connectivity to, from, in and between our emerging markets. We are seeing demand from our business customers for multi-country connectivity such as a U.S. corporation seeking connectivity to India, China and the Philippines from one provider. We recently began marketing this service. In addition, we are targeting connectivity between markets with significant traffic flows such as the traffic flows between India and multiple countries in the Middle East. In countries where we do not have facilities, we will work with other international communications providers to utilize their networks to deliver this service. In our VoIP business, we are seeing similar trends. We believe that traffic among emerging markets is less susceptible to price and margin erosion than traffic among developed countries. In countries where we install equipment, it is common that our partners, customers or vendors will provide a facility to locate the equipment.

Marketing

We deliver multi-product communications solutions to targeted market segments requiring quality, reliability, flexibility and scalability. VoIP services are offered on a private label or co-branded basis to postal telephone and telegraph companies, other licensed carriers, Internet service providers, cable companies and wireless operators. VoIP is also marketed to corporations, government agencies and consumers through direct sale, in-country partners or third party distri-bution. Private network solutions, including international point to point private lines, IPVPN, IP-IPLs, ATM and Frame Relay are offered directly or though in-country partners and third party distribution to postal telephone and telegraph companies, other licensed carriers, ISPs, government agencies and corporations. Internet Access is marketed through direct and alternate channels to postal telephone and telegraph companies and other licensed carriers, Internet service providers, cable companies, wireless operations, corporations and government agencies. Our Internet protocol videoconferencing services, InterView, is marketed to small, medium and large corporate customers through postal telephone and telegraph companies and other licensed carriers, Internet service providers, in-countrty partners and other distribution channels on a private label or re-sale basis. InterView is also offered on a direct sale basis to corporations and government agencies.

We market our services via a variety of distribution channels.

•
Direct Sales and Regional Management—We have a direct sales force that sells our products and services to corporations and carriers. We also have regional sales management that focus on Latin America, Asia, Africa, the Middle East and the Caribbean. The regional executives manage and grow existing revenue streams from partners and defined strategic accounts; identify and develop new partnerships; develop strategies for market penetration; identify new market opportunities; and coordinate internal support activities.

•
Agents—We use independent sales agents to sell our services. Our sales agents are compensated on a commission-based structure. We typically control the product, pricing, branding, technical and secondary level customer support, billing and collections.

•
Partnerships—We seek to develop partnership arrangements in each of our markets with companies that are able to distribute and support our services. These partners can be postal telephone and telegraph companies, newly licensed carriers, Internet service providers, cable operators or other distribution companies. We seek to develop partnership arrangements in each of our significant markets. In addition to local distribution and support, our partners typically provide or arrange for last mile connectivity required for the delivery of local Internet access and private networks.

•
Strategic Ventures—We enter into agreements with other companies to market and distribute each other’s products and services to the customer and prospect base of the other. The providing party usually will support and bill its own products. Depending on the strategic venture, we may pay or receive a commission, share revenue and/or profits with each other.

The terms of each non-joint venture partnership or distribution agreement are different by partner but in general provide for a revenue or profit sharing arrangement.

Joint Ventures

We enter into formal joint venture agreements with certain partners and have established five joint ventures to market and provide our services. The profits of each joint venture agreement are typically allocated according to percentage of equity ownership.

Efonica

  Efonica was incorporated in the Technology, Electronic Commerce and Media Free Zone in Dubai, United Arab Emirates.

  In January 2005, we entered into an agreement to acquire the 49.8% minority interest in one of our joint ventures, Efonica from Karamco, Inc. which was contingent upon the successful completion of our initial public offering by March 1, 2005. As our IPO was completed by this date, the Efonica transaction closed on February 18, 2005. The purchase price was a minimum of $5.5 million and a maximum of $14.3 million, as adjusted for the approximate $196,000 representing Karamco’s portion of Efonica’s debt owed to us as of the closing date and the $500,000 which was paid in cash in February 2005, based upon a multiple of earnings achieved by Efonica during the 12-month period ending February 28, 2006 (4.5 x Efonica’s net income as adjusted for certain intracompany and other expenses). Karamco received cash of $500,000, with the balance paid in shares of common stock. The number of shares issued to Karamco was determined by the $6.45 per share initial price of the common stock at the date of the IPO.

  Aproximately $4.4 million worth of such common stock (675,581 shares) issued to Karamco are being held in escrow until the final valuation of the joint venture is determined after the year ending February 28, 2006. In the event that the purchase price would be lower (based upon Efonica’s net income for that one year period) than $10 million, the excess of the common shares in escrow will be returned to us for cancellation out of the shares held in escrow. In the event that the purchase price would be higher than the $10 million (based upon Efonica’s net income), we will issue Karamco additional shares of our common stock (based on the IPO price of $6.45 per share), subject to the $14.3 million maximum purchase price.

  Karamco is owned by Roger Karam, who became the CEO of Efonica and our President of VoIP Services upon the effective date of the IPO.

India

  In March 2000, we entered into a joint venture agreement with Communications Ventures India Pvt. Ltd. to form an entity named Estel Communication Pvt. Ltd. Estel is organized and existing under the laws of India and has its office in New Delhi, India. We own 49% of the joint venture and have voting rights in another 1.01%, which in turn gives us an indirect 50.01% voting control in the joint venture. Estel is in the business of selling and supporting VoIP, private networks and Internet access in India. The joint venture has been funded primarily by us. Our joint venture partner has had a lack of resources necessary to make investments to grow our operations or fund its committments to us. As of March 31, 2005, they owed us approximately $833,000.

Pakistan

  In July 2002, we acquired a 75% equity interest in a joint venture with Turner Hill Investments, L.P. (“Turner Hill”), a non-US limited partnership, to provide VoIP services for calls terminating to the dominant telecommunications carrier in Pakistan. Turner Hill subsequently assigned its interest to Braddon Corporate Holdings Limited (“Braddon”). During 2003 and 2002, we contributed certain telecommunications equipment and advances aggregating approximately $0.3 million and $0.7 million, respectively, to the joint venture in exchange for its equity interest in the new joint venture. The joint venture operates out of facilities provided by Braddon and began providing VoIP service in November 2002.

  In connection with the joint venture agreement, we entered into a non-exclusive service agreement with Pakistan Telecommunications Ltd. (“PTCL”), a public limited company incorporated under the laws of Pakistan, under which PTCL would provide for the termination of incoming VoIP traffic into Pakistan from the United States and Europe. The term is one year from September 1, 2004, renewable upon mutual consent. The agreement provides for us to place all necessary switching equipment in Pakistan, which we have done through our Pakistan joint venture, and the switching equipment is not returnable upon termination. In addition, PTCL may terminate the agreement if Fusion does not deliver a minimum of traffic over a three month period. The agreement also requires us to put up a $1,000,000 bank guarantee, which is pending the resolution of advances totaling $467,000 owed to us by PTCL as of March 31, 2005.

  The joint venture entity is required to pay a management fee to Braddon equal to the number of minutes terminating in Pakistan on a monthly basis times a fixed rate per minute.

Jamaica

  On December 16, 2004, we entered into an agreement to acquire 51% of the common stock of a Jamaican telecommunications company in exchange for $150,000. The company currently holds international and domestic carrier license agreements with the Jamaican government, which enable it to operate as an international carrier through 2013 and as a domestic carrier through 2018. The closing of this acquisition took place on January 11, 2005. The company will be selling VoIP and other Internet services to corporations and consumers in the Jamaican market.

Turkey

  On March 8, 2005, through a a wholly owned subsidiary, Fusion Turkey, LLC., we entered into a Stock Purchase Agreement to acquire 75% of the shares of LDTS Uzak Mesafe Telekomikasyon ve I.letis,m Hizmetleri San.Tic.A.S,. (“LDTS”) from the existing shareholders. LDTS possesses a Type 2 telecommunications license approved by the Turkish Telecom Authority. This license will permit Fusion to offer VoIP services under its Efonica brand and other Internet services to corporations and consumers in Turkey. Fusion is acquiring the shares for approximately $300,000 cash and the posting of a bank guarantee of $251,000.

Network Strategy

Our network strategy incorporates a packet switched platform capable of interfacing with Internet protocols and other platforms including Time Division Multiplexing (TDM). This is key to providing the flexibility needed to accommodate the many protocols used to transport voice and data today. We continually evaluate, and where appropriate, deploy additional communications technologies such as Multi-Label Protocol Switching (MPLS) and Any Transport over MPLS, which handle information transport in a more efficient fashion than other earlier technologies such as frame relay and ATM.

The core of our network design is a packet-based switching system that accommodates VoIP and traditional voice, Internet, data and video services. Packet-based networking is considerably more efficient than circuit-switched systems because it can disperse packets (information) in many directions and then reassemble them at the destination. This makes much more efficient use of available facilities when compared to circuit-based systems. We believe that this design offers an extensible platform to support envisioned growth. The network design is intended to embrace emerging technologies as they become available. The network supports expansion outside of the United States and, if necessary, can deliver packet technology to every part of the network.

We are currently using a Veraz “Softswitch”, Nuera Orca equipment, and carrier class Cisco and Juniper routers to transport voice, data, video, and Internet traffic. Softswitch is a generic term that refers to a new generation of telecommunications switching equipment that are entirely computerized and are essentially software mounted on robust computer servers. This provides us with routing capabilities to further enhance services and performance available to our clients.

Key attributes of our soft switch include:

•
Open standards compliance: Our infrastructure interoperates with a wide range of third-party products, which gives us the ability to grow the network and expand service offerings. We seek system components that incorporate “open standards” in order to maintain flexibility in our system’s evolution. Additionally open standards ensure a cost efficient expansion path as there is no need to replace the entire switch once expansion opportunities have been exhausted as was required in the past.

•
Distributed Architecture: Unlike traditional telephony which relies mainly on centralized systems, our Softswitch system has a modular structure with its intelligence spread out across various system components. Due to this distributed environment, we maintain the ability to provide services to at least some locations in the event a system failure prevents us from providing services to other locations.

•	Centralized Management: Web-based tools and reporting capabilities enable efficient management, including the troubleshooting and diagnostics of a global distributed network from a single location.

•
Wide Array of Signaling Support: An ability to support a large number of signaling systems or protocols, providing an integrated platform for both traditional and advanced products and services, including, but not limited to DS-O, T-1, E-1, DS-3, STM-1/CC3/(C), SS7/ISUP, ISDN, PRI, SIP, H323, MGCP, G.711, G.723 and G.729.

•
Policy Based Routing: An ability to create complex, multi-tiered and predetermined sets of routing policies. This is a more powerful and effective way to determine the least costly and most effective paths for voice communications traffic.Benefits of the Fusion Distributed Network Architecture

Historically, most large international communications networks required investment and implementation of self-contained switching hardware that, in turn, could then be connected with other comparable equipment nodes via leased lines or other forms of networking. Examples of these would include equipment such as large traditional carrier switching equipment. All of the intelligence and functionality has to be replicated in each major location.

We, however, have implemented an environment that we believe is far more flexible, adaptable, and less costly than the legacy systems in use by some of our competition. Our Softswitch environment permits us to centrally control our network and service offerings from one location yet deploy gateways that interface with customers and vendors in remote locations. Each remote gateway is able to deliver our service suite even though the intelligence is centrally located in our New York facility. Instead of needing duplicative and expensive infrastructure in every location, we economize by allowing multiple disparate network equipment to be centrally managed. We believe that we can capitalize on market opportunities that would previously have been unadvisable due to the expense of deployment and associated marketplace risks.

Capacity

In traditional telecommunications systems, capacity is a function of equipment and software. Because of its modular architecture, Softswitch capacity is much less dependent on hardware. We believe that our Softswitch environment will enable us to expand our capacity to handle traffic and our geographic reach with greater ease in the future.

Ease of Modular Service Creation

Traditional telecommunications switching systems are not easily modified to incorporate new features and functionality. Because our Softswitch environment is entirely computer driven, our systems are flexible and designed for the addition of features. We intend to expand our service offerings by integrating additional hardware and software systems.

Our distributed architectures and flexible technology platform allows us to roll out new services in a shorter period of time than many traditional telecommunication companies.

Ease of Deployment

As we continue to penetrate emerging markets, we will seek to establish regional points of presence that are then connected to our New York facility. To facilitate this, we have created a standard concept for the deployment of a point of presence in a remote region. These regional points of presence will enable our VoIP services set to be offered and delivered from remote locations while the intelligence and management of the services are in our New York facility. This modular approach allows us to respond and deploy our services rapidly. We currently maintain one point of presence in the Caribbean, Latin America and the Middle East, two points of presence in the United States and five points of presence in Asia. We are generally required to establish additional points of presence where the partner or vendor does not have the necessary equipment, where it is a requirement pursuant to a license agreement or the partner or vendor contractually require us to provide the equipment.

Competition

The international communications industry is highly competitive and significantly affected by regulatory changes, technology evolution, marketing strategies, and pricing decisions of the larger industry participants. In addition, companies offering Internet, data and communications services are, in some circumstances, consolidating. We believe that service providers compete on the basis of price, customer service, product quality, brand recognition and breadth of services offered. Additionally, carriers may compete on the basis of technology. Recently, we have seen carriers competing on their ability to carry Voice over Internet Protocol (VoIP). As technology evolves and legacy systems become an encumbrance, we expect carriers to compete on the basis of technological agility, their ability to adapt to, and adopt, new technologies.

In the area of VoIP we compete with companies such as Vonage, 8X8, Deltathree, Net2Phone, Dialpad and Mediaring. This business segment is marketing-intensive and does not have high barriers to entry. While we believe our distribution relationships and marketing skills provide us with a competitive advantage, our competitors generally have more resources and more widely recognized brand names.

We compete with several emerging international carriers, many of whom are in or entering the VoIP market, among which are Primus Telecommunications Group, Teleglobe International Holdings Ltd (which completed its merger with IP-telephony pioneer ITXC in May 2004), and IDT Corporation. We also compete with non-U.S. based emerging carriers. For example, in India, we compete with Bharti Tele-Ventures, Reliance Telecom and Data Access, all of which are larger, better capitalized and have broader name recognition than Fusion. Many of these competitors are becoming increasingly focused on emerging markets as they seek to find higher margin opportunities. Many of these carriers are also focused on voice carriage but may become increasingly focused on providing private networks and other Internet protocol services.

In each country where we operate, there are numerous competitors, including VoIP service providers, wireline, wireless and cable competitors. We believe that as international telecommunications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984 and the Telecommunications Act of 1996. Prices for long distance voice calls in the markets in which we compete have been declining and are likely to continue to decrease. In addition, many of our competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks.

In the area of Internet conferencing, we compete with other Internet-based video or audio conferencing providers such as WebEx Communications, PlaceWare, Talkway Communications, and InterCall. We can be perceived as competitive with free services such as Yahoo video and Microsoft Netmeeting. Each of these competitors has their own strengths and weaknesses. Some are unable to do more than one-on-one conferencing or require use of free public servers and are therefore subject to varying levels of quality and usefulness. Others are designed solely for the corporate marketplace and require substantial up-front investment in servers and on-going management. We also expect that companies such as Microsoft and IBM will seek to integrate a video conferencing service directly into personal computers. We compete with business-ori-

ented Internet access providers, including AT&T, MCI, Qwest, and Cable & Wireless. These providers may offer both wholesale and retail Internet connectivity and are considerably larger than us and have greater brand recognition.

We have been unable to identify any direct and comprehensive competitors that deliver the same suite of services to the same markets with the same marketing strategy as our Company. We compete with many different providers in various aspects of our Business Plan, but have found none that directly offer the same breadth of services focused on emerging markets. Some of our competitive advantages include:

•	A full suite of services that compliment our VoIP service offerings as opposed to a single offering;

•	Our focus on emerging markets in Latin America, Asia, the Middle East, Africa and the Caribbean;

•	An international partnership and distribution model which provides for faster service deployment reduced capital requirements and cost efficient service delivery; and

•	A strategy of using local partners to enable us to access new markets, communication licenses, enhance distribution and provide local customer support.

At this time, we are unable to provide quantified disclosure regarding our market share in the markets in which we operate. As is common with emerging markets, the aggregate market for our products and services is usually not known until feasibility studies containing a wide range of demographic variables are conducted. We are not aware of any studies that presently exist which provide sufficient data for us to determine our market share.

Government Regulation

General. In the United States, we are subject to varying degrees of federal, state and local regulation and licensing, including that of the Federal Communications Commission. Internationally we also encounter similar regulations from governments and their telecommunications/regulatory agencies. At each of these levels, there are significant regulations, fees and taxes imposed on the provision of telecommunications services in our business.

We cannot assure you that the applicable U.S. and foreign regulatory agencies will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations or pursuant to applicable regulations. If authority is not obtained or if our pricing, and/or terms or conditions of service, are not filed, or are not updated, or otherwise do not fully comply with the rules of these agencies, third parties or regulators could challenge these actions and we could be subject to forfeiture of our license, penalties, fines, fees and costs.

The U.S. Federal Government and state authorities have the power to revoke our regulatory approval to operate internationally, interstate, or intrastate, or to impose financial penalties, statutory interest and require us to pay back taxes or fees if we fail to pay, or are delinquent in paying, telecommunications taxes or regulatory fees or fail to file necessary tariffs or mandatory reports. We are currently, and have been, delinquent in such financial, filing and reporting obligations and required filings in the past including, but not limited to, Federal Communications Commission and Universal Service Fund reports and payments.

As a telecommunications company, we are required to file numerous administrative reports, (i.e. revenue reporting, regulatory fees, etc.) to the FCC and various public service commissions.

Other than the obligation of a subsidiary that is no longer active, Intercontinental Communications Group, Inc. ("ICG"), to pay approximately $325,000 to the Universal Service Fund, which we have fully reserved on our financial statements, we do not believe, and we have not been put on notice, that we face material adverse consequences due to having been delinquent in financial, filing, reporting or payment obligations in the past. We are currently in discussions with the Universal Service Fund and expect to resolve this matter amicably in the near future. We have not conducted business through ICG since September 15, 2001, when we sold the customer base to another entity.

If the FCC, a particular state public service commission or regulatory authority decides to investigate or charge us for failing to timely file reports or pay taxes or fees, it may fine us and/or revoke our license(s), but we have no reason to believe that any such investigation or charge is forthcoming. We have had success working with the FCC and state public service commissions to file our delinquent reports and surrendering ICG's operating authority and are working diligently to file all delinquent reports, a majority of which are related to ICG that arose after we sold the customer base in 2001.

On April 24, 2004, the FCC rendered a decision on the AT&T Petition for Declaratory Ruling (WC Docket No. 02-361) pending before them. The FCC determined that, where 1+ calls were made from regular telephones, converted into an Internet protocol format, transported over AT&T Internet backbone, and then converted back from IP format and delivered to the called party through the local exchange carrier local business lines (not Feature Group D trunks), the service was a “telecommunications service” for which terminating access charges were due the local exchange carrier. In its decision, the Commission stated that, under the current rules, the service provided by AT&T is a “telecommuni-

cations service” upon which interstate access charges may be assessed against AT&T. The FCC limited its decision to the specific facts of the AT&T case where the type of service involved ordinary Customer Premise Equipment with no enhanced functionality, the calls originated and terminated on the public switched telephone network, and the calls underwent no net protocol conversion and provided no enhanced functionality to the end user due to the provider’s use of Internet protocol technology. In fact, in the AT&T case the customer was completely unaware of AT&T’s use of IP technology in transporting the call.

Although the FCC determined the services provided by AT&T to be a telecommunications service subject to interstate access charges rather than information services not subject to such charges, they did not make a determination regarding the regulatory status of phone-to-phone VoIP or its exposure to Universal Service Fund (USF), 911, Communications Assistance for Law Enforcement Act (CALEA) or any other public policy issues. The FCC further qualified the decision by stating that they “in no way intend to preclude the Commission from adopting a different approach when it resolves the IP-Enabled Services rulemaking proceeding or the Intercarrier Compensation rule making proceeding.” (Developing a Unified Intercarrier Compensation Regime, CC Docket No. 01-92, Notice of Proposed Rulemaking, 16 FCC Rcd 9610 (2001)(Intercarrier Compensation)).

During July 2004, the United States Senate continued to consider how it might apply regulations to VoIP. The VoIP Regulatory Freedom Act of 2004 exempts VoIP service from state taxes and regulations and defines it as a lightly regulated information service for U.S. government regulators. This does not, however, remove the uncertainty of regulatory impact within the United States. For example, the bill reserves the ability for states to require VoIP to provide 911 services, to require VoIP providers to contribute to state universal service programs, and to pay intrastate access charges to other telecom providers.

As of August 2004, VoIP services provided within the United States (Interstate) are not subject to USF charges or other public policy regulation such as CALEA, etc.

On May 19, 2005, The Federal Communications Commission issued a First Report and Order and Notice of Proposed Rulemaking (FCC 05-116) requiring interconnected VoIP providers to supply enhanced 9-1-1 (E911) emergency calling capabilities to their customers as a mandatory feature. This obligation is applicable to all interconnected VoIP providers offering service which enables customers to receive calls from and terminate calls to the public switched telephone network (PSTN).

The Order sets forth the following:

•	Interconnected VoIP providers must deliver all 911 calls to the customer’s local emergency operator as a mandatory feature of the service.
•	Interconnected VoIP providers must provide emergency operators with the call back number and location information of their customers where the emergency operator is capable of receiving it. Customers must also be able to update this information with the VoIP provider whether at home or away.
•	The Interconnected VoIP providers must inform new and existing customers of the E911 capabilities and limitations of their service by the effective date of the Order.
•	The ILECs must provide access to their E911 networks to any requesting telecommunications carrier.

VoIP providers must submit a letter to the FCC detailing their compliance with these requirements no later than 120 days after the effective date of the Order.

The FCC further stated its intention to adopt an advanced E911 system which would be able to determine a customer’s location without the customer having to report its location to the provider.

Some states have tried to directly regulate VoIP services on an intrastate basis, but these attempts, have, so far, not held up to court challenges. Many states are holding forums to research the issues surrounding VoIP, some are encouraging or even requesting that VoIP providers subject themselves to public service commission jurisdiction and obtain certification as telephone companies, most are hesitant to act until a final determination is made by the FCC, but some have voluntarily done so.

It is uncertain when or how the effects of such regulation would affect us, nor is it understood if other countries will seek to follow suit. If additional regulation does occur, the FCC, any state or any country may impose surcharges, taxes or additional regulations upon providers of VoIP. The imposition of any such additional fees, charges, taxes and regulations on Internet protocol service providers could materially increase our costs and may limit or eliminate the competitive pricing we currently enjoy.

Trademarks

We have several trademarks and service marks, all of which are of material importance to us.

The following trademarks and service marks are registered with the United States Patent Trademark Office:

1.	Fusion Telecommunications International
2.	FTI
3.	Diamond / Block Logo
4.	Diamond Logo
5.	Fusion

The following trademarks and service marks are filed with the United States Patent Trademark Office and are currently in registration process:

1.	O Efonica (logo)
2.	Efonica
3.	Fusion Tel
4.	Fusion Telecom
5.	Fusion (logo)

The telecommunications markets have been characterized by substantial litigation regarding patent and other intellectual property rights. Litigation, which could result in substantial cost to and diversion of our efforts, may be necessary to enforce trademarks issued to us or to determine the enforceability, scope and validity of the proprietary rights of others. Adverse determinations in any litigation or interference proceeding could subject us to costs related to changing names and a loss of established brand recognition.

Employees

As of March 31, 2005, we had 59 employees in Fusion Telecommunications International, Inc. and Efonica F-Z LLC had 14 employees. None of our employees is represented by a labor union. We consider our employee relations to be good.

Properties

We are headquartered in New York, New York and lease offices and space in a number of locations. Below is a list of our leased offices and space as of March 31, 2005.

Location	Lease expiration	Purpose	Approx. sq. ft	Annual Rent

420 Lexington Avenue, Suite 518	January 2010	Lease of principal	8,100	$330,624
New York, New York 10170		executive offices

75 Broad Street	March 2010	Lease of network	15,000	$522,878 (1)
New York, New York 10007		facilities

1475 W. Cypress Creek Road,	July 2009	Lease of network	9,700	$116,203 (2)
Suite 204		facilities and office
Fort Lauderdale, Florida 33309		space

Premises GO2 - GO3	December 2005	Lease of office	1300	$36,614
Building No. 9		space
Dubai Internet City
Dubai, United Arab Emirates

30 Knutsford Boulevard	April 2010	Lease of office	5600	$30,900 (3)
Kingston 5		space
Saint Andrew

(1)	This lease is subject to gradual increase to $672,702 from years 2005 to 2010.

(2)	This lease is subject to gradual increase to $130,712 from years 2005 to 2009.

(3)	This lease is subject to annual increase based upon the Consumer Price Index with a 5% minimum and 12 1/2% maximum.

We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available to meet our development and expansion needs in existing and projected target markets.

LEGAL PROCEEDINGS

On May 8, 2002, Donna Marie Furlong, a former employee, filed a complaint against us with the Executive Department, Division of Human Rights, New York Office, State of New York (Donna Marie Furlong vs. Fusion Telecommunications International, Inc., Case No. IB-E-DS-02-1254784-D) seeking damages in an unspecified amount. This employee claims that she was discharged from her job in violation of Title VII and the New York State Human Rights Law. We are vigorously opposing these claims and have filed a position statement with the Department. We believe the claim to be without merit.

On April 15, 2003, World Access, Inc., a former customer of ours, brought an action against us for recovery of preferential transfers and other claims under the Bankruptcy Code in the United States Bankruptcy Court, Northern District of Illinois Eastern Division (In Re: World Access, Inc., et al vs. Fusion Telecommunications International, Inc., Adv. Pro. No. 03 A 00851). The suit seeks damages in the amount of approximately $335,000 for our alleged Avoidance of Preferential Transfers, Recovery of Transfers, Setoff, Recovery Setoff, Payment of Improperly Setoff Debt, Turnover of Property, and Damages for Overdue Debt & Turnover of Property. We filed a Proof of Claim with the Court in the amount of approximately $85,000 for amounts that were due us at the time this customer filed bankruptcy. In March 2005, we settled this matter for $5,500 and we agreed to waive our proof of claim in the amount of approximately $85,000. We expect to execute the formal settlement agreement on or before June 15, 2005.

On May 28, 2003, Jack Grynberg, et al., an investor in one of our private offerings; filed a complaint with the Denver District Court, State of Colorado (Jack Grynberg, et al v. Fusion Telecommunications International, Inc., et al, 03-CV-3912) seeking damages in the amount of $400,000 for the purchase of an interest in Fusion’s 1999 private placement offering of subordinated convertible notes through Joseph Stevens & Company, Inc., a registered broker dealer. This complaint asserted the following claims for relief against us: Breach of Fiduciary Duty, Civil Theft, Deceptive Trade Practices, Negligent Misrepresentation, Deceit Based on Fraud, Conversion, Exemplary Damages and Prejudgment Interest. On June 25, 2004, we filed with the Court our Motion to dismiss which was granted. The plaintiffs have filed an appeal of the motion which is pending.

Due to the regulatory nature of the industry, we are periodically involved in various correspondence and inquiries from state and federal regulatory agencies. Management does not expect the outcome of these inquiries to have a material impact on the operations or the financial condition of the company.

MANAGEMENT

The following tables set forth information concerning our directors, executive officers, and other key members of senior management as of the date of this prospectus. Our directors are elected to serve for one-year terms at our annual meeting of stockholders.

Directors and executive officers:

Name	Age	Position

Marvin S. Rosen	64	Chief Executive Officer and Chairman of
		the Board of Directors
Matthew D. Rosen	33	President, Chief Operating Officer and Director
Joel H. Maloff	54	Executive Vice President & Chief
		Technology Officer
Eric D. Ram	54	Executive Vice President — International
Barbara Hughes	51	Vice President of Finance
Jan Sarro	50	Vice President of Sales and Marketing
Philip D. Turits	71	Treasurer, Secretary and Director
Roger Karam	36	President of VoIP Services
E. Alan Brumberger	65	Director
Julius Erving	54	Director
Evelyn Langlieb Greer	54	Director
Fred P. Hochberg	52	Director
Raymond E. Mabus	55	Director
Manuel D. Medina	52	Director
Dennis Mehiel	63	Director
Paul C. O’Brien	65	Director

Executive Officers and Senior Management

The following are our Executive Officers and Senior Management:

Marvin S. Rosen, co-founded the Company in 1997 and has served as our Chief Executive Officer since April 2000, the Chairman of our Board of Directors since November 2004, the Chairman of our Executive Committee since September 1999, Vice Chairman of the Board of Directors since December 1998 and a member of our Board since March 1998. Since November 1983, Mr. Rosen has been a Shareholder of, and currently serves as “Of Counsel” to, the national law firm of Greenberg Traurig, P.A. where he also served on the Executive Committee until June 2000. Mr. Rosen was Finance Chairman for the Democratic National Committee from September 1995 until January 1997. Currently, he serves on the Board of Directors of the Robert F. Kennedy Memorial and Terremark Worldwide, Inc. and previously was Budget and Finance Chairman for the Summit of the Americas and Chairman of the Florida Housing Finance Agency.

Matthew D. Rosen has served as our President and Chief Operating Officer since August 2003, Executive Vice President and Chief Operating Officer between February 2002 and August 2003, Executive Vice President and President of Global Operations between November 2000 and January 2002 and as President, US Operations between March 2000 and November 2000, and as a director since May 2005. From 1998 to 2000, he held various management positions including President of the Northwest and New England Operations for Expanets, a $1.3 billion integrated network communications service provider. From 1996 to 1998 he was Corporate Director of Operations for Oxford Health Plans, a $4 billion health care company, where he worked on developing and executing turnaround strategies. Prior to his role as Corporate Director of Operations, Mr. Rosen held an executive position in a start-up healthcare technology subsidiary of Oxford where he was an integral part in developing strategy and building its sales, finance and operations departments. Prior to Oxford, Mr. Rosen was an investment banker in Merrill Lynch’s corporate finance department. Mr. Rosen also serves as Chairman of our joint venture, Efonica, and he is the son of our Chief Executive Officer, Marvin Rosen.

Joel H. Maloff, Ph.D., has served as our Executive Vice President and Chief Technology Officer since March 2000. Dr. Maloff first became involved with the Internet in 1986 and has written four books and numerous articles on the Internet, business applications for the Internet, network security, and international Internet development. He has also served as advisor to former Senator Al Gore and Senator John Kyl on Internet-related issues. From September 1998 to September 1999 he served as Chief Operating Officer of Internet Operations Center. Acting as an advisor and “turn-around” expert for the Board of Directors, from May 1996 to May 1997, he served as Chief Technology Officer for VASCO Data Security, and from June 1997 to August 1998, he served as General Manager of CAI Wireless Internet. From November 1990 to December 1993, he served as Vice President-Client Services for Advanced Network & Services, which was acquired by America Online. From March 1989 to November 1990, Dr. Maloff served as the Executive Director of CICNet (the Big Ten universities research network).

Eric D. Ram, has served as our Executive Vice President - International since August 1999. Mr. Ram served as Chairman and Managing Director of The World Group of Companies, a group engaged in the development and management of communications businesses worldwide, which he founded in May 1995. From 1988 through 1995, Mr. Ram was an investor in international business ventures. From June 1986 to December 1988, he served as a Senior Vice President of US WEST Financial Services, Inc., the finance subsidiary of the Regional Bell Operating Company in the United States, which is now a subsidiary of Qwest Communications International Inc. Mr. Ram has engaged in business activities in more than 75 countries worldwide, including both developed and emerging countries in Africa, Asia, Australia, Europe and Latin America. In addition to his business background, Mr. Ram is a lawyer having graduated first in his class and Magna Cum Laude from law school. He also is a Certified Public Accountant.

Barbara Hughes has served as our Vice President of Finance since June of 2003, Vice President of Operations Finance between December of 2000 and June of 2003, and Finance Director from December 1999 until December of 2000. From 1996 to 1999, Ms. Hughes held various financial management positions within the international telecommunications industry including Director of Finance for TresCom International and Primus Telecommunications. Ms. Hughes also held several positions in Finance at Federal Express Corporation from 1980 to 1996, including Regional Finance Manager for Central Region Operations in the U.S. Domestic Operations and later as Finance Director of the Latin American Division.

Jan Sarro has served as the Vice President of Sales and Marketing since March 2002. Prior to joining us, Ms. Sarro was the President of the Americas for Viatel, Inc., a global, facilities-based communications carrier and has over 20 years of experience in developing telecommunications solutions for international businesses and carriers worldwide. At Viatel, Ms. Sarro grew annual carrier revenues from $20 million to $160 million in under two years, and built a $140 million sales organization to market Internet access, corporate networks and international voice services to multinational corporations in the United States and Latin America. Ms. Sarro has also held senior executive marketing and sales management positions at WorldCom as well as the international record carriers FTC Communications and TRT Communications.

Philip D. Turits has served as a director since September 1997 and as our Secretary since October 1997, Treasurer since March 1998, co-founded the Company in September 1997 and served as Vice Chairman from March 1998 to December 1998. From September 1991 to February 1996, Mr. Turits served as Treasurer and Chief Operating Officer for Larry Stuart, Ltd., a consumer products company and prior to 1991, he served as President and Chief Executive Officer of Continental Chemical Company.

Roger Karam has served as President and Vice Chairman of Efonica since December 2002 and began to serve as Chief Executive Officer of Efonica and President of Fusion’s VoIP Division in February 2005. In 1996, Karam founded DOT LB s.a.r.l., a company offering VoIP and financial services throughout Europe, the Middle East and African markets. Since 1996, DOT LB has established a large distribution channel for IP Phone-to-Phone, PC-to-Phone, and other VoIP services. Today DOT LB is the exclusive representative and consultant for Trackdata Corporation (NASDAQ:TRAC) in the regions above, a financial services company that provides direct access brokerage, real-time financial market data, news and research to institutional and individual investors.

BOARD OF DIRECTORS

E. Alan Brumberger has served as a director since March 1998. He formerly was a partner in Andersen & Co. and its predecessor firms, from 1997 to 2004. From 1995 through 1997, he was a Managing Director of the Taylor Companies and from 1994 through 1995 a Managing Director of Brenner Securities, Inc. From 1983 through 1990, Mr. Brumberger was a Managing Director of Drexel Burnham Lambert and a member of the Underwriting and Commitment Committees. Prior to that, he was a Managing Director of Shearson American Express and a partner at Loeb, Rhoades & Co., a predecessor of Shearson American Express. Mr. Brumberger served for three years as President and Chief Executive Officer of Shearson American Express International Limited, the firm’s international investment banking business in London.

Julius Erving has served as a director since June 2003. Mr. Erving has been President of the Erving Group and Executive Vice President of RDV Sports/Orlando Magic since September 1997. Mr. Erving was employed by the National Broadcasting Company between December 1994 and June 1997, and by the National Basketball Association between 1987 and September 1997. Mr. Erving is a Trustee of the Basketball Hall of Fame and has served on the Board of Directors of Saks Incorporated since 1997.

Evelyn Langlieb Greer has served as a director since January 1999. Ms. Greer is the President of Greer Properties, Inc., a Florida-based real estate development company founded in 1976. She is also a partner in the law firm of Hogan, Greer & Shapiro, P.A. Ms. Greer has been a director of City National Bank of Florida, N.A. since 2000, a member of the Board of Trustees of Barnard College since 1994 and is Vice Chair of the Columbia Law School Board of Visitors. Since 1996 Ms. Greer has served as the elected Mayor of the Village of Pinecrest, Florida.

Raymond E. Mabus has served as a director since January 1999. Mr. Mabus is Chairman of the Board of Directors of Foamex International and also manages his family timber business. From 1998 to 2002, he served as the President of Frontline Global Resources and since 1996 he has served as Of Counsel to the law firm of Baker, Donelson, Bearman and Caldwell. From 1994 to 1996 he was the United States Ambassador to Saudi Arabia and from 1988 to 1992 he was the Governor of Mississippi.

Manuel D. Medina has served as a director since December 1998. Since 1982, Mr. Medina has served as the Chairman of the Board of Directors and Chief Executive Officer of Terremark Worldwide, Inc., a publicly held operator of Internet exchanges and provider of Internet infrastructure and managed services around the world. In addition, Mr. Medina is a managing partner of Communications Investors Group. Before founding Terremark, Mr. Medina worked with PricewaterhouseCoopers LLP.

Dennis Mehiel has served as a director since May 2005. From February 1988 he served as the Chairman, CEO and principal shareholder of Sweetheart Cup Company, the nation’s largest producer of food service disposables for the away-from-home dining market, until it was acquired by Solo Cup Company in February 2004. From 1968 to 2000, Mr. Mehiel served as Chairman and CEO of Box USA, North America’s largest independent producer of corrugated packaging, and remained the company’s principal shareholder until it was acquired by International Paper Company in June 2004. Mr. Mehiel serves on the Board of Directors of United Refining Company and Westchester Medical Center.

Paul C. O’Brien has served as a director since August 1998. Since January 1995, Mr. O’Brien has served as the President of The O’Brien Group, Inc., a consulting and investment firm. From February 1988 until December 1994, he was the President and Chairman of New England Telephone (a subsidiary of NYNEX), a telecommunications company. Mr. O’Brien also serves on the Board of Directors for Cambridge NeuroScience, Inc., Merlot Communications, Renaissance Worldwide, Inc., Mangosoft, Inc., Essential.com, eYak.com, Spike Technologies, and Mind Grow (formerly Interactive Education).

Michael J. Del Giudice has served as a director since November 2004. He is a Senior Managing Director of Millennium Credit Markets LLC and Senior Managing Director of MCM Securities LLC, both of which he co-founded in 1996. Mr. Del Giudice also serves as Chairman and Chief Executive Officer of Rockland Capital Energy Investments LLC, founded in April 2003. Mr. Del Giudice is a Member of the Board of Directors of Consolidated Edison Company of New York, Inc., and is currently Chairman of the Audit Committee and a Member of its Planning and Executive Compensation Committees. He is also a Member of the Board of Directors of Barnes & Noble, Inc., and a Member of the Board of Trustees of the New York Racing Association. He also serves as Chairman of the Governor’s Committee on Scholastic Achievement. Mr. Del Giudice was a General Partner and Managing Director at Lazard Frères & Co. LLC from 1985 to 1995. From 1983 to 1985, Mr. Del Giudice was Chief of Staff to New York Governor Mario M. Cuomo. He served from 1979 to 1981 as Deputy Chief of Staff to Governor Hugh L. Carey and from 1975 to 1979 as Chief of Staff to the Speaker of the Assembly.

Fred P. Hochberg has served as a director since November 2004. In 2004, he became Dean of the Robert J. Milano Graduate School of Management and Urban Policy of New School University and Chief Administrator of the graduate division. From 2001-2002, he was Senior Advisor to Mario M. Cuomo during his campaign for Governor of New York and has been a speaker on National Public Radio. From May 1998 to January 2001, Mr. Hochberg served as Deputy then Acting Administrator of the Small Business Administration, an agency elevated to Cabinet rank by President Clinton. Additionally, Mr. Hochberg served on President Clinton’s Management Council. From 1994 to 1998, he was founder and President of Heyday Company, a private investment company managing real estate, stock market investment and venture capital projects. From 1975 to 1993, Mr. Hochberg served as President and Chief Operating Officer of the Lillian Vernon Corporation, a publicly traded direct marketing corporation. Mr. Hochberg has served on numerous business and civic boards including the Democratic National Committee, the Young Presidents’ Organization, and as co-chair of the Human Rights Campaign. Mr. Hochberg is currently a trustee of New School University, The Citizens Budget Commission, FINCA, and Lillian Vernon International House at New York University.

ADVISORY BOARD

We have the benefit of an advisory board which provides us advice and general assistance concerning the business of the company. The advisory board may be compensated for the business they generate for the company and may be eligible to participate in the company’s stock option plan. Our advisory board members include:

John H. Sununu Mr. Sununu serves as Chairman. He is currently the President of JHS Associates, Ltd. and was formerly a partner in Trinity International Partners, a private financial firm. From 1989 through 1992, Governor Sununu served President Bush as Chief of Staff and as Counselor to the President. Prior to that, Governor Sununu served three consecutive terms as Governor of New Hampshire. Governor Sununu also serves on the Board of Directors of Kinark Corporation.

Patrick A. Bello Mr. Bello is the co-founder, President and CEO of Belldon Development, LLC, an oceanfront real estate development company. Prior to founding Belldon, Mr. Bello was co-founder, President and CEO of Topline Group, LLP, a professional services company. From February 1998 to September 1999, Mr. Bello served as President and CEO of Fusion Telecommunications International, Inc. Mr. Bello has also provided consulting services to other telecommunications companies in both the United States and the Caribbean. He co-founded a telecommunications company that was sold to GE Capital Communications Services and then served as President and COO of the combined entity. Mr. Bello has also started companies in the systems integration field, one of which was sold to a NYSE listed company.

Alan M. Braverman Mr. Braverman is an executive advisor and merchant banker. He has been an Institutional Investor and Wall Street Journal ranked analyst and Managing Director in the Technology, Media and Telecommunications sectors for several investment banks, as well as a Managing Director for US Trust where he was responsible for private equity investments in the communications industry. Previously, he served as President at NBC Internet, majority owned and later acquired by General Electric. Prior to that, Mr. Braverman was also a senior manager at US West (Qwest) where he founded and ran the company’s first Internet business and launched its Russian cellular telephone company.

Jack Rosen Mr. Rosen is the chief executive of several commercial and residential real estate firms. His business interests include investments in healthcare, cosmetics and telecommunications. Mr. Rosen is Chairman of the American Jewish Congress. He is very active in government and political affairs. Mr. Rosen has also served on numerous presidential commissions and delegations and has personal relationships with the leaders of numerous countries throughout the world. Jack Rosen is not related to Matthew Rosen or Marvin Rosen.

Kenneth I. Starr had served as a director from March 1998 to December 2004. Since its founding in 1989, Mr. Starr has served as the Chairman and Chief Executive Officer of Starr & Company, a New York City-based accounting and business management firm. From April, 2000 to May, 2003, Mr. Starr served as a member of the board of directors of Terremark Worldwide, Inc.

Joseph R. Wright, Jr. is President and Chief Executive Officer of PanAmSat, Inc., one of the largest providers of satellite/fiber communications services around the globe. Prior to becoming Chief Executive Officer in 2001, he was Chairman of GRC Intl., Inc., a public company that provided advanced IT technologies to government and commercial customers, and was sold to AT&T in 2000. He was also Co-Chairman of Baker & Taylor Holdings, Inc., an international book/video/software distribution company. From 1989-1994, he was Executive Vice President and Vice Chairman of W. R. Grace Company, a global chemicals and material company. In the 1980’s, he served in the U.S. Government under President Reagan as Deputy Secretary of Commerce, and then as Deputy Director and Director of the Office of Management and Budget in the Executive Office of the President and a member of the Cabinet. Prior to his time in Washington, he was President of two Citibank subsidiaries and was a partner of Booz, Allen and Hamilton. Mr. Wright currently serves on the Board of Advisors/Directors of AT&T Government Solutions, Titan Corporation, Proxim, Barington Capital, Terremark Worldwide, and Verso Technologies. He is a member of the Federal Communication Commission’s Network Reliability and Interoperability Council as well as the Media Security and Reliability Council, and was on former President Bush’s Export Council, and the current President Bush’s Commission on the U.S. Postal Service Reform. He is a member of the Council on Foreign Relations, Council for Excellence in Government, Chief Executives Organization, Committee for a Responsible Federal Budget and the New York Economic Club.

BOARD COMMITTEES

Audit Committee. Our audit committee’s main function will be to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•
reviewing analyses prepared by our management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviewing the independence of the independent auditors;

•
reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or our management;

•	selecting and recommending the appointment of the independent auditor to the board of directors, which firm is ultimately accountable to the audit committee and the board of directors; and

•	approving professional services provided by the independent auditors, including the range of audit and nonaudit fees.

The members of our audit committee are Paul C. O’Brien, Chairman; Evelyn Langlieb Greer, Raymond E. Mabus and Michael Del Giudice, each of whom is a non-employee member of our board of directors. Michael Del Giudice will be our audit committee financial expert as currently defined under SEC Rules. Our board has determined that each of the directors serving on our audit committee is independent within the meaning of the Rules of the SEC and the listing standards of the American Stock Exchange. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation and Nominating Committee. Our compensation and nominating committee’s main function will be (i) to review and recommend to our board compensation and equity plans, policies and programs and approve executive officer compensation, and (ii) to review and recommend to our board the nominees for election as directors of the company and to review related Board development issues including succession planning and evalualtion. The members of our compensation and nominating committee are Michael Del Giudice, E. Alan Brumberger and Manuel D. Medina, each of whom is a non-employee member of our board of directors. Our board has determined that each of the directors serving on our compensation and nominating committee is independent within the existing standards of the American Stock Exchange.

Strategic and Investment Banking Committee. The members of our strategic and investment banking committee are E. Alan Brumberger, Chairman; Manuel D. Medina, Marvin S. Rosen and Philip D. Turits. Our strategic and investment banking committee evaluates and recommends investment strategies with investment banks and brokerage houses and assists in the evaluation of possible acquisitions and mergers.

Director Compensation

We have granted to each of our directors options to purchase 21,429 shares of our class A common stock, under our 1998 stock option plan. These options have an exercise price per share of $4.38. These options will vest within six (6) months of grant and must be exercised within three (3) years of grant. We also reimburse our directors for out-of-pocket expenses associated with their attendance at Board of Directors’ meetings.

Code of Conduct and Ethics

On November 1, 2004, we adopted a Corporate Code of Conduct and Ethics applicable to all employees and directors of the Company, including our principal executive officer and principal financial and accounting officer. Disclosure regarding any amendments to, or waivers from, provisions of the Code of Conduct and Ethics that apply to our directors, principal executive, and principal financial officer will be included in a Current Report on Form 8-K within five business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of The American Stock Exchange.

Limitations on Liability and Indemnification Matters

We are a Delaware corporation and are governed by the Delaware General Corporation Law. Delaware law authorizes Delaware corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. The indemnity authorized by Delaware law also applies to any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity. Indemnification applies against liability incurred in connection with an indemnifiable proceeding, including any appeal, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of Delaware law require indemnification of a director, officer, employee or agent who has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Delaware law is not exclusive and is in addition to any other rights granted to officers and directors under the certificate of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation.

Our certificate of incorporation provides for the elimination, to the fullest extent permissible under Delaware law, of the liability of our directors to us for monetary damages. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief. Our bylaws also provide that we shall indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as a director or as an officer, other than liabilities arising from certain specified misconduct. We are required to advance all expenses incurred as a result of any proceeding against our directors for which they could be indemnified, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Currently, we are not aware of any pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ours based on the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

The following table presents certain summary information for the year ended December 31, 2004 concerning compensation earned for services rendered in all capacities by our Chief Executive Officer and our other four most highly compensated executive officers.

				Long-Term
		Annual Compensation		Compensation Awards

					All Other
			Bonus	Securities Underlying	Compen-
Name and Principal Position	Year	Salary ($)	($)	Option/SAR’s	sation ($)

Marvin S. Rosen, Chief Executive Officer	2004	0	0	21,429	0
	2003	0	0	7,143	0
	2002	0	0	0	0

Matthew D. Rosen, President and	2004	180,000	0	342,858	0
Chief Operating Officer	2003	170,000	0	0	0
	2002	170,000	0	85,715	0

Joel H. Maloff, Executive Vice President and	2004	175,000	0	71,429	0
Chief Technology Officer	2003	175,000	0	0	0
	2002	175,000	0	0	0

Eric D. Ram, Executive Vice President —	2004	175,000	0	96,430	0
International	2003	175,000	0	0	0
	2002	175,000	0	0	0

Jan Sarro, Vice President of Sales	2004	135,000	0	64,288	0
and Marketing	2003	135,000	0	0	0
	2002	86,250	0	35,715	0

Mr. Marvin Rosen has been reimbursed for certain expenses, including approximately $2,000 per month for a portion of the monthly rent for his apartment in Fort Lauderdale, Florida, which is used by certain of our executives in lieu of such executives having to incur hotel expenses.

We have entered into an employment agreement with Mr. Matthew Rosen, our President and Chief Operating Officer. This agreement is effective on November 11, 2004 and expires on January 31, 2007, provided that the term shall extend for an additional one year unless terminated by either side on 90 days notice. The agreement provides for an annual salary of not less than $250,000, with a minimum annual bonus equal to 25% of his annual salary. In the event that we achieve a positive EBITDA for two successive quarters, he will be paid a one-time bonus equal to 50% of his annual salary then in effect. In addition, he was paid a bonus of $25,000 upon the successful completion of our IPO. In the event that the employment is terminated without cause, including by change of control, the agreement provides that Matthew will receive unpaid base salary accrued through the effective date of the termination plus any pro-rata bonus and a lump sum of 150% of his base salary and 150% of his highest annual bonus for the three years preceding his termination. The agreement also provides for a one year non-compete provision.

Also, in January 2005, we entered into an employment agreement with Mr. Roger Karam to be Chief Executive Officer of Efonica FZ-LLC and our President of VoIP Division. This agreement became effective on the IPO Prospectus Date and expires three years from such date, provided that the term shall extend for an additional one year unless terminated by either side on 90 days notice. The agreement provides for an annual salary of not less than $225,000, with a minimum annual bonus equal to 25% of his annual salary. Roger shall be entitled to participate in our stock option plans and received 50,000 options with an exercise price equal to $6.45 which was the price of a share of common in our IPO. In the event that the employment is terminated without cause, including by change in control, the agreement provides that Roger will receive unpaid base salary accrued through the effective date of the termination plus any pro-rata bonus and 150% of his base salary in cash within thirty (30) days plus his highest annual bonus for these years. The agreement also provides for a one-year non-compete provison.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth the information with respect to the named executive officers set forth in the Summary Compensation Table concerning the exercise of options during fiscal year 2004, the number of securities underlying company-granted options as of December 31, 2004 and the year-end value of all unexercised in-the-money options held by such individuals.

			Numbers of Securities Underlying
	Shares	Value	Unexercised Options/SARs	Value of Unexercised In The Money
	Acquired on	Realized	At Fiscal Year End	Options/SARs at Fiscal Year End ($)
Name	Exercise (#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Marvin S. Rosen	0	0	7,143/21,429	0/69,144
Matthew D. Rosen	0	0	81,430/385,573	0/785,856
Eric D. Ram	0	0	96,429/96,430	0/285,915
Joel H. Maloff	0	0	64,286/71,429	0/187,394
Jan Sarro	0	0	17,858/82,146	0/155,041

Stock Option Plan

Our Board of Directors adopted the 1998 Stock Option Plan in May 1998, re-approved the option plan in November 1999, and in February 2000, our stockholders approved the option plan. Currently 2,680,857 shares of our class A common stock have been reserved for issuance under the option plan. As of the date of this prospectus, options to purchase an aggregate of 3,848,880 shares have been granted (110,286 of these options have been exercised and 2,158,233 have been cancelled prior to the date of this Prospectus) under the option plan. Accordingly, an aggregate of 1,580,361 options are currently outstanding.

The purposes of the option plan are: i) to enable us to attract and retain qualified and competent employees and to enable such persons to participate in our long-term success and growth by giving them an equity interest in our company; ii) to enable us to use grants of stock options in lieu of all or part of cash fees for directors who are not officers or employees, thereby aligning the directors’ interests with that of the stockholders; and iii) to provide consultants and advisors with options, thereby increasing their proprietary interest in us. Employees and directors are eligible to be granted awards under the option plan. Consultants and advisors to Fusion are eligible to be granted awards under the option plan if their services are of a continuing nature or otherwise contribute to our long-term success and growth.

The option plan is administered by our compensation and nominating committee of the board of directors. The committee may adopt, alter, or repeal any administrative rules, guidelines, and practices for carrying out the purposes of the option plan, and its determination, interpretation, and construction of any provision of the option plan are final and conclusive. The committee has the right to determine, among other things, the persons to whom awards are granted, the terms and conditions of any awards granted, the number of shares of common stock covered by the awards, and the exercise prices and other terms thereof.

The exercise price, term, and exercise period of each stock option is fixed by the committee at the time of grant. No incentive stock option shall (i) have an exercise price that is less than 100% of the fair market value of the common stock on the date of the grant, (ii) be exercisable more than 10 years after the date such incentive stock option is granted, or (iii) be granted more than 10 years after the option plan is adopted by the Board.

Most options held by employees vest over four years. Options held by consultants and non-employee directors can vest immediately in some cases. In certain cases, we have agreed to extend the duration of options granted to non-employee directors. In April 2002, the board of directors reduced the exercise price for all options to current employees with exercise prices above $8.75 per share to $8.75 per share and the vesting period from five years to four years.

In July 2004, the Company’s stock option committee approved the issuance of 446,057 options to employees who had been previously granted stock options. Each employee received new options equal to 50% of their existing options priced at $3.15 per share and 50% at $4.38 per share, both with a four year vesting period and furthermore received credit for the vesting time on previously issued options, and the original options were cancelled if not exercised within six months and one day of the issuance of the new options. In addition, during July 2004, the Company’s stock option committee approved the issuance of 667,686 options to employees, consultants and Board members at a price of $4.38 per share.

We increased the amount of shares issuable under the option plan to an amount equal to 13% of the shares outstanding immediately prior to the IPO. We have agreed with the representative of the underwriters that we will not increase the number of shares subject to the Option Plan or adopt any other stock award plan for two years after the date of the IPO Prospectus Date. The options previously held by each option holder who were issued new options were cancelled or expired 6 months and one (1) day from July 14, 2004. The vesting schedule varies by individual depending on the number of years employed with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Officer and Director Loans to Company

Marvin Rosen, our Chairman of the Board, had total notes outstanding of $751,320 representing loans previously made to the Company with interest between 4.75% and 9.25%. As of December 31, 2004, the demand, promissory, and convertible notes had accrued unpaid interest in the amount of $322,112. Our indebtedness to Mr. Rosen was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005, with the exception of a promissory note which bears interest at the rate of 8.0% per annum with monthly payments followed by a balloon payment due in June of 2005. The principal of this note is $18,132 as of March 31, 2005.

Philip Turits, our Treasurer had total notes outstanding of $436,161 representing loans previously made to the Company. The interest rate of these demand notes is between 4.75% and 9.25%. As of December 31, 2004, these demand, promissory, and convertible notes had accrued unpaid interest of $129,955. Our indebtedness to Mr. Turits was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005, with the exception of a promissory note which bears interest at the rate of 8% per annum with monthly payments followed by a balloon payment due in June of 2005. The principal of this note is $18,132 as of March 31, 2005.

On January 25, 2001, a trust controlled by Evelyn Langlieb Greer, loaned us $1,000,000. This loan was due on July 15, 2001 and bears interest at the rate of 13% per annum. In addition, the Trust received 85,715 warrants to purchase our common stock in connection with this and other loans. In November 2004, all principal and interest owing to the Trust was repaid. In addition, Ms. Greer personally loaned our Pakistan joint venture $250,000 which bears interest at the rate of 15% per annum. In January 2004, $148,000 of this note was converted into 1,644 shares of series C preferred stock at a conversion price of $90 per share. The balance of this loan was due on demand. As of December 31, 2004, this loan had accrued unpaid interest in the amount of $63,512. Our indebtedness to Ms. Greer was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005.

From August through December 2002, and again in April 2003, Lisa Ornburg Turits, wife of Philip Turits, loaned us an aggregate of $265,000. Of these loans, $175,000 was secured by a portion of our Letter of Credit associated with the leasehold of our premises located at 75 Broad Street and the remainder, are demand loans. Of these notes, $53,897 has been repaid and $9,313 was converted to a new note, transferred to Philip Turits and converted into 103 shares of series C preferred stock at $90 per share. In addition, Michael Turits, son of Philip Turits, loaned the company $80,000 in April of 2001. The loan was due on demand and bears interest at the rate of 12% per annum. In December 2001, Michael Turits converted $40,000 into 4,000 shares of series A Preferred stock at a conversion price of $10 per share which in April 2001 was converted into 4,572 shares of common stock at $8.75 per share. In February 2003, $10,000 of that loan was repaid. In aggregate, the notes of Michael Turits had accrued interest of $18,710, and Lisa Turits had accrued interest of $3,195 as of December 31, 2004. The principal and interest balance of these loans that aggregated $253,695 as of December 31, 2004, was repaid out of the proceeds of the Company’s initial public offering on February 15, 2005.

Other Transactions

We have an informal verbal agreement with Mr. John H. Sununu, the Chairman of our Advisory Board, pursuant to which Mr. Sununu will be compensated for any international business relationships, which Mr. Sununu assists us in developing. The amount, form and terms of any such compensation will depend on the business relationship developed and will be negotiated at the time any such relationship is developed.

In January and February 2003, Mr. Sununu loaned us $25,000 and Patrick Bello, a member of our Advisory Board, loaned us $50,000 to fund working capital for our Efonica joint venture. This investment was expected to be paid back to these investors over 24 months from distributions from Efonica. In addition, these lenders were to receive a portion of our profits in Efonica. In February 2004, Mr. Sununu converted his entire loan to series C convertible preferred stock at a conversion price of $90 per share. In January 2004, Mr. Bello converted $25,000 of his loan to series C convertible preferred stock at $90 per share and in September 2004 converted the remaining $25,000 into a new note due the earlier of the closing of the offering or September 1, 2005, which bears interest at 4.5% and eliminated any right to participate in any profits of Efonica. Mr. Bello was repaid $25,000 out of the proceeds of the Company’s initial public offering on February 15, 2005.

In May 2003, we were awarded a subcontractor role to provide Internet protocol services for embassies and consulates of the U.S. Department of State and are providing service to 17 U.S. embassies and consulates in Asia and the Middle East. Terremark Worldwide, Inc., is serving as the primary contractor. Our Chief Executive Officer, Marvin Rosen is a director of Terremark. Our former Chairman, Joel Schleicher and Kenneth Starr, one of our former directors, formerly served on Terremark’s board. Manuel Medina, Terremark’s Chairman and Chief Executive Officer, is one of our directors.

In July 2003, Marvin Rosen, Philip Turits and John Sununu loaned us an aggregate of $100,000 to purchase certain equipment and resolve a dispute with an equipment vendor. In exchange for this loan, they were issued a promissory note which bears interest at the rate of 8% per annum with monthly payments for 21 months followed by a balloon payment due in June of 2005. Messrs. Rosen, Turits and Sununu were part of a group which lent us an aggregate of $300,000. The group has a security interest in the equipment.

In August 2003, in connection with a loan made by Fusera, LLC, we granted certain warrants to all of the members. As two of the members, we granted Marvin S. Rosen and Philip D. Turits each 7,413 warrants to purchase our class A common stock at a price equal to $2.97 per share which expire on July 1, 2005. The per share value of these warrants was $0.11 on the date of grant.

In December 2004, Philip Turits sold 28,571 shares of common stock to Dennis Mehiel at $2.48 per share. Mr. Mehiel is a lender to us. In December 2004, he also sold 28,571 shares to a non-affiliated party at $2.48 per share. In December 2004, Marvin Rosen sold 28,571 shares of common stock to Dennis Mehiel at $2.48 per share. In December 2004, Michael Del Giudice, a Director of ours purchased an aggregate of 35,754 shares from two non-affiliated parties for $2.48 per share.

Policy Regarding Transactions Between the Company and Affiliates

Although we believe the foregoing transactions between the Company and affiliates were fair and in our best interests we did not have any formal policy in place. Prior to closing of the offering, our Board of Directors will adopt a policy providing that any future transactions with affiliates, including without limitation, our officers, Directors, and principal stockholders, will be on terms no less favorable to us than we could have obtained from unaffiliated third parties. Any such transactions will be approved by a majority of our Board of Directors, including a majority of the independent and disinterested members, or, if required by law, a majority of our disinterested stockholders.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of both classes of our common stock, treated as one, as of March 31, 2005, and as adjusted to reflect the sale of the new common stock in this offering:

•	each person who beneficially owns more than 5% of both classes of our common stock;

•	each of our directors and named executive officers; and

•	all current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC. These rules deem common stock subject to options currently exercisable, or exercisable within sixty (60) days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but these rules do not deem the stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned.

	Number of Shares	Percent of
Name and Address of Beneficial Owner**	Beneficially Owned	Common Stock

E. Alan Brumberger (1)	258,954	*
Julius Erving (2)	21,429	*
Michael Del Giudice (3)	69,044	*
Evelyn L. Greer (4)	208,859	*
Fred Hochberg (5)	43,072	*
Barbara Hughes (6)	24,466	*
Roger Karam (7)	1,439,643	5.2%
Raymond E. Mabus (8)	21,429	*
Joel H. Maloff (9)	72,930	*
Manuel D. Medina (10)	490,732	1.8%
Dennis Mehiel (11)	753,657	2.7%
Paul C. O’Brien (12)	87,144	*
Eric D. Ram (13)	191,659	*
Marvin S. Rosen (14)	2,237,345	8.0%
Matthew D. Rosen (15)	235,501	*
Jan Sarro (16)	25,001	*
Philip D. Turits (17)	1,897,974	6.8%
Sandy Beach Investments (18)	1,430,299	5.1%
Executive Officers & Directors as a group (17)	8,078,839	28.9%

*	Less than 1% of outstanding shares

**	Unless otherwise indicated (i) all addresses are c/o Fusion Telecommunications International, Inc. 420 Lexington Avenue, Suite 518 New York, NY 10170.

(1)
Includes (i) 10,715 shares of common stock held by trusts for which his wife serves as trustee and (ii) 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(2)	Represents 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(3)	Includes 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(4)
Includes (i) 101,715 shares of common stock held by a trust for which she serves as trustee; (ii) presently exercisable warrants to purchase 85,715 shares of stock; and (iii) includes 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(5)	Includes 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(6)	Represents 24,466 shares of common stock issuable upon the exercise of options that become exercisable in the next 60 days.

(7)
Represents all 1,439,643 shares of common stock issued pursuant to January 2005 Purchase Agreement between us and Mr. Karam. After the offering, Mr. Karam will beneficially own 1,289,643 shares. Assumes that no additional shares will be issued or shares returned pursuant to the earn-out provisions of the Purchase Agreement. Includes 675,581 shares held in escrow pending the determination of the final purchase price of the 49.8% minority interest in the Efonica joint venture. Does not include 90,000 options to purchase common stock which are not exercisable in the next 60 days.

(8)	Represents 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(9)	Represents 66,072 shares of common stock issuable upon the exercise of options that become exercisable in the next 60 days.

(10)
Represents (i) 469,303 shares of common stock owned by Communications Investors Group, a partnership controlled by Mr. Medina and (ii) includes 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(11)
Includes (i) 21,429 shares of common stock issuable upon the exercise of options that are not exercisable in the next 60 days and (ii) 45,000 shares of common stock held by Four M Capital for which Mr. Mehiel has beneficial ownership.

(12)	Includes 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable.

(13)
Includes (i) 95,229 shares of common stock held by World Capital Corp of which Eric Ram serves as managing director and principal shareholder; (ii) includes 96,429 shares of common stock issuable upon the exercise of options that become exercisable in the next 60 days; (iii) does not include 178,572 options which Marvin Rosen granted Mr. Ram; and (iv) does not include 42,857 options Philip Turits has granted Mr. Ram, both transactions were in reliance upon an exemption from registration afforded by section 4(i) of the Securities Act of 1933, as amended.

(14)
Includes (i) 7,143 shares of common stock issuable upon exercise of a presently exercisable warrant; and (ii) 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable. Mr. Rosen has granted certain individuals options to purchase an aggregate of 392,857 shares of his common stock.

(15)
Includes 178,929 shares of common stock issuable upon the exercise of options that become exercisable in the next 60 days. Does not include a 37,143 stock option, which Philip Turits granted to Matthew Rosen.

(16)	Represents 25,001 shares of common stock issuable upon the exercise of options that become exercisable in the next 60 days.

(17)
Includes (i) 257,143 shares of common stock held by Sagaponack Group, L.P., of which Mr. Turits serves as general partner; (ii) 10,715 shares of common stock held by a trust for which he serves as trustee; (iii) 7,143 shares of common stock issuable upon exercise of presently exercisable warrants; (iv) 21,429 shares of common stock issuable upon the exercise of options that are presently exercisable; and (v) 4,286 shares of common stock held by his wife. Mr. Turits has granted certain individuals options to purchase an aggregate of 157,143 shares of his common stock.

(18)	The beneficial owners of Sandy Beach Investments are Don A. Stubbs, Baldwin L. Rigby, Peter N. Turnquest and Iris P. Sherman.

DESCRIPTION OF SECURITIES

Our authorized capital stock is 136,000,000 shares, consisting of 105,000,000 shares of common stock, $.01 par value; 21,000,000 shares of class A common stock, $.01 par value and; 10,000,000 shares of preferred stock, $.01 par value, of which 110,000 have been designated as series C preferred stock. The previously designated and issued series A preferred stock and series B preferred stock have been retired and the shares returned to the status of authorized and unissued preferred stock. Upon the closing of the IPO, all shares of series C preferred stock outstanding were converted into 3,141,838 shares of our common stock at the conversion price equal to $3.15 per share. Also, upon the closing of the IPO, $2,508,333 in convertible notes (which were issued in a transaction that occurred during November 2004 whereby the Company received net cash proceeds of $1,330,000 and refinanced $1,108,333 of existing notes payable and accrued interest) were automatically converted into 651,515 shares of common stock based upon a conversion price of $3.85 per share. In addition, upon closing of the IPO, 1,439,643 shares of common stock were issued in connection with a January 2005 agreement whereby the Company acquired the 49.8% minority interest in its Efonica joint venture.

Prior to the IPO Prospectus Date, we effectuated a 3.5 for 1 reverse stock split and conversion of our outstanding common stock into class A common stock. As a result of this capital transaction, all of our outstanding common stock prior to this offering was reclassified as class A common stock.

The following summary of the terms and provisions of our capital stock does not purport to be complete. Reference should be made to our Amended and Restated Certificate of Incorporation, Bylaws and to applicable law, for the complete description of the terms and provisions of our securities.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. There are presently no plans to pay dividends with respect to the shares of common stock. Upon liquidation, dissolution or winding up, after payment of creditors and the holders of any senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of common stock. The common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call. The holders of common stock do not have any pre-emptive or other rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders’ meetings, for all purposes, including the election of directors. The common stock does not have cumulative voting rights. As of March 31, 2005, we had approximately 180 holders of record of our common stock and 181 holders of record of our redeemable common stock purchase warrants. This does not reflect persons or entities who hold their stock in nominee or “street” name through various brokerage firms.

Class A common stock. During December 2004, we converted our outstanding common stock into class A common stock. We are authorized to issue up to 21,000,000 shares of class A common stock, $.01 par value per share. The holders of the class A common stock have identical rights and privileges as our regular common stock, except that they will not be able to transfer shares of class A common stock until the first anniversary of the IPO Prospectus Date. After the IPO Prospectus Date, the class A common stock may be converted at the option of the holder if the holder executes and delivers a lock up agreement preventing the public sale of the common stock until the first anniversary of the IPO Prospectus Date without the consent of the representative of the underwriters. The class A common stock automatically will convert into the common stock on the first anniversary of the IPO Prospectus Date. As of March 31, 2005, we had approximately 450 holders of record for our Class A common stock.

Preferred Stock

Our Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and the designations, preferences, the number of shares, dividend rates, conversion or exchange rights, redemption provisions or other special rights of the shares constituting any class or series as the board of directors may deem advisable without any further vote or action by the stockholders. Any shares of preferred stock issued by us could have priority over our common stock and class A common stock with respect to dividends or liquidation rights and could have voting and other rights of stockholders. Any issuance of our preferred stock, depending upon the rights, preferences and designations of these shares, may delay, deter or prevent a change in control or could result in the dilution of the voting power of any of our authorized but unissued shares of preferred stock and we have agreed not to issue any shares of preferred stock for one year after the offering without our underwriter’s prior written consent. In addition, certain “anti-takeover” provisions of Delaware law, among other things, may restrict the ability of our stockholders to effect a merger or business combination or to obtain control of us.

The Company has the following series of preferred stock currently outstanding:

Series C preferred stock. The mandatory conversion feature of the certificate of designation of our series C preferred stock provides that in the event we complete an initial public offering of our common stock, our series C preferred will immediately convert into shares of our common stock. Accordingly, upon the closing of the IPO, all shares of series C preferred stock outstanding were converted into shares of our common stock at a conversion price equal to $3.15 per share. Holders of the series C preferred stock received a purchase warrant for each share of common stock that they received upon conversion and the terms of these purchase warrants are identical to the terms of the purchase warrants offered in the IPO.

Warrants

As part of various debt and other agreements, we have issued warrants to purchase our common stock. As of March 31, 2005, we have issued a total of 286,578 warrants with per share warrant prices of between $0.04 to $8.75 in connection with these agreements. The exercise period for these warrants range between twenty months and 106 months. The weighted average exercise price of these warrants at March 31, 2005 was $3.61.

Purchase Warrant

Each purchase warrant will entitle the holder to purchase one share of our common stock for $6.45 during the four-year period beginning on the first anniversary of the IPO Prospectus Date. The purchase warrant exercise price will increase to $8.58 on the eighteen month anniversary of the IPO Prospectus Date.

Unless we extend the terms of the purchase warrants in our sole discretion, the purchase warrants will expire at 5:00 p.m., New York time, five years from the IPO Prospectus Date.

We may redeem any outstanding purchase warrants held, once they become exercisable, at a price of $.01 per purchase warrant on not less than 30 days’ prior written notice to the holder if the last sale price of our common stock has been at least 200% of the then-current exercise price of the purchase warrants (initially $12.90) for the 20 consecutive trading days ending on the third day prior to the date on which we provide you with such notice. The purchase warrants will be exercisable until the redemption date.

The purchase warrants do not give you any dividend, voting, preemptive or any other rights our stockholders may have.

Upon conversion of the Class C preferred stock, we issued an additional 3,141,838 purchase warrants. These warrants and the underlying common stock were registered for resale by the holders thereof.

American Stock Exchange Listing

Our common stock and purchase warrants are listed on the American Stock Exchange under the trading symbols “FSN” and “FSNW”, respectively.

Transfer Agent, Warrant Agent & Registrar

Continental Stock Transfer & Trust Company is our transfer agent, our warrant agent and our registrar for our common stock and purchase warrants.

Delaware Anti-Takeover Law

The following discussion concerns certain provisions of Delaware law that may delay, deter or prevent a tender offer or takeover attempt that you might consider to be in your best interest, including offers or attempts that might result in a premium being paid to you over the market price of our securities.

Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

—
prior to the business combination the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

—
upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

—
at or subsequent to the time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/[3]% of its outstanding voting stock, which is not owned by the interested stockholder.

A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s vesting stock.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible and lock-ups of existing securityholders

After this offering, 26,825,781 shares of both classes of our common stock will be outstanding, including 17,479,993 shares of our class A common stock. All of the 3,600,000 shares of our common stock sold in the IPO, the 480,000 shares sold in the over-allotment and the 150,000 shares being sold in this offering are freely tradable, except for shares purchased by holders subject to lock-up agreements or by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. The class A common stock may not be converted into common stock until one year after the IPO Prospectus Date unless the holder executes and delivers, after the IPO Prospectus Date, a one year lock up agreement from the IPO Prospectus Date. The remaining 5,244,359 shares of our common stock outstanding after the offering and the 17,501,422 shares of class A common stock outstanding will be restricted as a result of its terms or lock-up agreements from transfer for 12 months after the IPO Prospectus Date. Our underwriter for our IPO, in its sole discretion, however, may waive or permit us to waive the lock-up at any time for common stockholders. In addition we will have an aggregate of 7,281,838 warrants which are exercisable into common stock. Sales of a substantial number of shares of our common stock could cause the price of our securities to fall. The representative of the underwriters has advised us that in deciding whether to consent to any sale within the applicable lock-up period, it will consider whether the sale would have an adverse effect on the market for our common stock. The representative of the underwriter has advised us that it does not have any present intention or understanding to release any of the shares subject to the lock-up agreements prior to the expiration of the shares subject to lock-up agreements prior to the expiration of the lock-ups periods.

Rule 144

In general, under Rule 144 as currently in effect, a person who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the then average weekly trading volume or 1% of the total number of outstanding shares of the same class. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Effect Of Sales Of Shares

Our common stock and purchase warrants are traded on the American Stock Exchange. No precise prediction can be made about any effect that market sales of our common stock or the availability for sale of our common stock will have on the market price of the common stock. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price for our securities and could impair our future ability to raise additional capital through the sale of our securities.

SELLING SECURITYHOLDER PLAN OF DISTRIBUTION

The Selling Securityholder is free to offer and sell his shares of common stock at such times, in such manner and at such prices as he shall determine. Such shares of common stock may be offered by the Selling Securityholder, in one or more types of transactions, which may or may not involve brokers, dealers or cash transactions. The Selling Securityholder may also use Rule 144 under the Securities Act, to sell such securities, if they meet the criteria and conform to the requirements of such rule. The selling securityholder acquired the shares of common stock through the sale to us of a 49.8% minority interest in Efonica.

The Selling Securityholder has advised us that sales of shares of common stock may be effected from time to time in transactions (which may include block transactions) after the IPO Prospectus Date, that may take place on the over-the-counter market or an exchange including ordinary broker transactions, privately negotiated transactions or through sales to one or more dealers for resale as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. The Selling Securityholder may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Securityholder, and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Securityholder, and any broker-dealers that act in connection with the sale of the shares of common stock are “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares of common stock as principal will be classified as underwriting discounts and commissions under the Securities Act. The Selling Securityholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

Gersten, Savage, Kaplowitz, Wolf & Marcus LLP, New York, New York, will opine as to the validity of the common stock and purchase warrants offered by this prospectus and to certain legal matters for us. Certain members of Gersten, Savage, Kaplowitz, Wolf & Marcus LLP own an aggregate of 35,714 shares of our common stock. They did not receive such shares for legal services rendered. Graubard Miller, New York, New York, has served as counsel to the several underwriters in connection with this offering.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, have been audited by Rothstein, Kass & Company, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, are so included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the securities being offered through this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information described in the registration statement. For further information about us and our securities, you should read our registration statement, including the exhibits and schedules. In addition, we are subject to the requirements of the Securities Exchange Act of 1934, as amended, following our IPO and thus will file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings and the registration statement are available to you over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room in 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Statements contained in this prospectus as to the contents of any agreement or other document are not necessarily complete and, in each instance, you should review the agreement or document which has been filed as an exhibit to the registration statement.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Item 1. FINANCIAL STATEMENTS

PART 1 – FINANCIAL INFORMATION

ITEM 1: FINANCIAL STATEMENTS

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31,	December 31,
	2005	2004
	(unaudited)

ASSETS

Current assets
Cash and cash equivalents	$21,487,802	$4,368,726
Accounts receivable, net of allowance for doubtful accounts of approximately $441,000 and $414,000, in 2005 and 2004, respectively	4,539,079	3,145,535
Restricted cash	92,100	145,000
Prepaid expenses and other current assets	640,363	889,761
Total current assets	26,759,344	8,549,022
Property and equipment, net	3,331,065	3,271,474
Other assets
Security deposits	719,092	902,028
Restricted cash	218,176	235,276
Goodwill	928,671	—
Intangible assets, net	4,690,235	—
Other	133,929	704,317
Total other assets	6,690,103	1,841,621
	$36,780,512	$13,662,117
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Long-term debt, related parties, current portion	$217,589	$1,739,025
Long-term debt, current portion	150,494	2,660,281
Capital lease obligations, current portion	1,146,459	1,131,830
Accounts payable and accrued expenses	9,039,650	10,274,688
Investment in Estel	280,101	140,821
Liabilities of discontinued operations	786,518	1,116,090
Total current liabilities	11,620,811	17,062,735
Long-term liabilities
Capital lease obligations, net of current portion	59,204	156,495
Preferred stock, Series C, subject to mandatory redemption (liquidation preference in the aggregate of approximately $10,932,000 in 2004)	—	9,716,026
Total long-term liabilities	59,204	9,872,521
Minority interests	144,118	16,890
Commitments and contingencies
Stockholders’ equity (deficit)
Common stock, $.01 par value, authorized 105,000,000 shares, 8,659,003 and 0 shares issued and outstanding in 2005 and 2004, respectively	86,590	—
Common stock, Class A $.01 par value, authorized 21,000,000 shares, 17,479,993 shares issued and outstanding in 2005 and 2004	174,800	174,800
Capital in excess of par value	105,752,700	65,127,291
Accumulated deficit	(81,057,711)	(78,592,120)
Total stockholders’ equity (deficit)	24,956,379	(13,290,029)
	$36,780,512	$13,662,117

See accompanying condensed notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Consolidated Statements of Operations

	Three months ended March 31,
	2005	2004
	(unaudited)	(unaudited)
Revenues	$11,929,052	$10,187,664
Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	10,997,423	8,709,021
Depreciation and amortization	433,024	437,568
Selling, general and administrative expenses	2,705,407	2,142,416
Operating loss	(2,206,802)	(1,101,341)
Other income (expense)
Interest expense, net	(275,803)	(285,131)
Forgiveness of debt	—	1,819,412
Loss from investment in Estel	(156,915)	(154,880)
Other	—	9,250
Minority interests	(1,071)	(21,883)
	(433,789)	1,366,768
Income (loss) from continuing operations	(2,640,591)	265,427
Discontinued operations:
Income from discontinued operations	175,000	—
Net income (loss)	$(2,465,591)	$265,427
Losses applicable to common stockholders:
Income (loss) from continuing operations	$(2,640,591)	$265,427
Preferred stock dividends	—	(19,957)
Net income (loss) applicable to common stockholders from continuing operations	(2,640,591)	245,470
Income from discontinued operations	175,000	—
Net income (loss) applicable to common stockholders	$(2,465,591)	$245,470

Basic net income (loss) per common share:
Income (loss) from continuing operations	$(0.12)	$0.02
Income from discontinued operations	0.01	—
Basic net income (loss) applicable to common stockholders	$(0.11)	$0.02

Diluted net income (loss) per common share:
Income (loss) from continuing operations	$(0.12)	$0.03
Income from discontinued operations	.01	—
Diluted net income (loss) applicable to common stockholders	$(0.11)	$0.03

Basic weighted average shares outstanding	21,288,610	15,393,778
Diluted weighted average shares outstanding	21,288,610	16,823,960

See accompanying condensed notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Three months ended March 31,
	2005	2004
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$(2,465,591)	$265,427
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Gain from sale of assets	—	(9,250)
Depreciation and amortization	433,024	437,568
Bad debt expense	81,000	44,760
Gain on forgiveness of debt	—	(1,819,412)
Gain on discontinued operations	(175,000)	—
Accretion of Series C Preferred Stock	287,115	224,828
Loss from investment in Estel	156,915	154,880
Minority interest	1,071	21,883
Increase (decrease) in cash attributable to
changes in operating assets and liabilities:
Accounts receivable	(1,355,535)	(989,267)
Prepaid expenses and other current assets	377,885	(137,882)
Other assets	670,391	(1,858)
Accounts payable and accrued expenses	(943,672)	(649,260)
Liabilities of discontinued operations	(154,572)	(32,966)
Net cash used in operating activities	(3,086,969)	(2,490,549)
Cash flows from investing activities
Purchase of property and equipment	(395,024)	(184,043)
Advances to Estel	(71,935)	(62,867)
Purchase of Jamaican joint venture, net of cash acquired	(146,486)	—
Purchase of minority interest in Efonica joint venture, net of cash acquired	(460,419)	—
Return of security deposits	182,936	49,147
Repayments of (payments for) restricted cash	70,000	(185,000)
Net cash used in investing activities	(820,928)	(382,763)
Cash flows from financing activities
Proceeds from sale of common stock, net	23,286,008	187,071
Proceeds from sale of Series C preferred stock, net	—	4,630,626
Proceeds from exercise of stock options	50,250	—
Proceeds from (repayments of) escrow advances	—	(73,000)
Payment of dividends on Preferred C Stock	(664,634)	—
Payments of long-term debt and capital lease obligations	(1,626,691)	(285,042)
Contributions to minority stockholders of joint ventures	(17,960)	(5,418)
Net cash provided by financing activities	21,026,973	4,454,237
Net increase in cash and cash equivalents	17,119,076	1,580,925
Cash and cash equivalents, beginning of period	4,368,726	3,205,645
Cash and cash equivalents, end of period	$21,487,802	$4,786,570

See accompanying condensed notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

	Three months ended March 31,
	2005	2004
	(unaudited)	(unaudited)
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$541,106	$52,497
Supplemental disclosure of noncash investing and financing activities:
Acquisition of capital leases	$21,140	$—
Conversion of accounts payable to common stock	$—	$2,070
Note issued in settlement agreement	$—	$150,000
Credits received from sale of property and equipment	$—	$9,250
Conversion of convertible notes payable and related debt offering costs	$2,444,395	$—
Conversion of Series C preferred stock to common stock	$10,003,141	—
Conversion of long-term debt to Series C preferred stock	$—	$176,620
Conversion of escrow advances to Series C preferred stock	$—	$573,195
Stock dividends issued	$—	$573,195
Stock dividends declared	$—	$19,957
Supplemental disclosure of joint venture acquisition activities:
Fair value of tangible assets, net of cash acquired	$433,585	—
Fair value of indentifiable intangible assets	4,690,235	—
Goodwill acquired	928,671	—
Liabilities acquired	(373,268)
Minority interest acquired	(144,118)	—
Common stock issued, net of shares in escrow	(4,928,200)	—
Cash paid for acquisition of joint ventures, net of cash acquired	$(606,905)	—

See accompanying condensed notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

1. Basis of Presentation

The accompanying consolidated financial statements should be read in conjunction with the 2004 Form 10-K for Fusion Telecommunications Corporation (the “Company”). These financial statements have been prepared in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X and therefore, omit or condense certain footnotes and other information normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, all adjustments (consisting of normal recurring accruals) considered necessary for fair financial statement presentation have been made. The results of operations for an interim period may not give true indication of the results for the year.

During the three months ended March 31, 2005 and 2004, the Company did not have any changes in its equity resulting from non-owner sources and, accordingly, comprehensive income (loss) was equal to the net income (loss) amounts presented for the respective periods in the accompanying Consolidated Statements of Operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the amounts assigned to assets acquired and liabilities assumed. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not being amortized but is reviewed for impairment on an annual basis. Other intangible assets consist primarily of the trade name and trademarks associated with the Company’s Efonica wholly owned subsidiary. These long-lived assets are not amortized because they have indefinite lives. The remaining intangible asset acquired in the Efonica transaction is a customer list which is being amortized using the straight-line method over the 10 year estimated useful life.

Earnings Per Share

SFAS No. 128, “Earnings Per Share,” requires dual presentation of basic and diluted income per share for all periods presented. Basic income per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company.

Basic and diluted earnings per share and weighted average shares are the same for the three months ended March 31, 2005 as all securities are antidilutive. The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2004:

Numerator
Numerator for basic earnings per common share-income applicable to common stockholders	$245,470
Effect of dilutive securities
Accretion on Series C preferred Stock	223,642
Interest expense on convertible notes, net of tax	4,826
Total effect of dilutive securities	228,468
Numerator for diluted earnings per common share	$473,938

Denominator
Denominator for basic earnings per share-weighted average common shares	15,393,778
Effect of dilutive securities
Series C preferred stock	1,256,829
Convertible notes	14,268
Stock options	142,941
Warrants	16,144
Dilutive potential common shares	1,430,182
Denominator for diluted earnings per common share	16,823,960

Basic earnings per common share	$0.02

Diluted earnings per common share	$0.03

Unexercised stock options to purchase 1,577,860 shares of the Company’s common stock as of March 31, 2005 were not included in the computation of diluted earnings per share because the exercise of the stock options would be anti-dilutive to earnings per share. Unexercised stock options to purchase 436,986 shares of the Company’s common stock as of March 31, 2004 were not included in the computation of diluted earnings per share as the exercise prices of these options were greater than the average market price of the common shares.

Unexercised warrants to purchase 7,568,416 shares of the Company’s common stock as of March 31, 2005 were not included in the computation of diluted earnings per share because the exercise of the warrants would be anti-dilutive to earnings per share. Unexercised warrants to purchase 121,667 shares of the Company’s common stock as of March 31, 2004 were not included in the computation of diluted earnings per share as the exercise prices of these warrants were greater than the average market price of the common shares.

Nonconverted debt to purchase 14,268 shares of the Company’s common stock as of March 31, 2004 was not included in the computation of diluted earnings per share because the conversion price of the debt was greater than the average market price of the common share. As of March 31, 2005, the Company did not have any convertible debt.

Stock-Based Compensation

The Company follows SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) but disclose the pro forma effect on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

The Company provides the disclosure only requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”. If compensation expense for the Company’s stock option incentive plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company’s net income (loss) attributable to common stockholders and net income (loss) per common share would approximate the pro forma amounts below:

	Quarter Ended March 31, 2005	Quarter Ended March 31, 2004

Basic net income (loss) applicable to common stockholders, as reported	$(2,465,591)	$245,470
Deduct: total stock-based compensation expense under fair value method for awards, net of related tax effect	(131,846)	(164,798)

Basic net income (loss) applicable to common stockholders, pro forma	$(2,597,437)	$80,672

Diluted net income (loss) applicable to common stockholders, as reported	$(2,465,591)	$473,938
Deduct: total stock-based compensation expense under fair value methods for awards, net of related tax effect	(131,846)	(164,287)

Diluted net income (loss) applicable to common stockholders, pro forma	$(2,597,437)	$309,140

Earnings per share:
Basic net income (loss) applicable to common stockholders, as reported	$(0.11)	$0.02

Basic net income (loss) applicable to common stockholders, pro forma	$(0.12)	$0.01

Diluted net income (loss) applicable to common stockholders, as reported	$(0.11)	$0.03

Diluted net income (loss) applicable to common stockhoders, pro forma	$(0.12)	$0.02

The Company calculated the fair value of each common stock option grant on the date of grant using the Black Scholes option pricing model method with the following assumptions: dividend yield of 0%; volatility of 86.0% and 0% during the three months ended March 31, 2005 and 2004, respectively; weighted average option term of four years; average risk free interest rate of 4.05% and 4.08% during the three months ended March 31, 2005 and 2004, respectively. The weighted-average fair value of common stock options granted was $5.54 and $0.00 during the three months ended March 31, 2005 and 2004, respectively.

2. Acquisitions

Jamaica

On December 16, 2004, the Company entered into an agreement to acquire 51% of the common stock of a Jamaican company for $150,000.  This acquisition was completed to establish the Company as a licensed carrier operation in Jamaica providing the Company an entrance into this emerging market. The Jamaican joint venture did not have any results of operations during the first quarter of 2005. The closing of this acquisition took place on January 11, 2005. The following table summarizes the estimated fair values of the assets acquired and the minority interest on January 11, 2005:

Cash	$3,514
Prepaid expenses and other current assets	17,385
Property and equipment, net	25,800
Other assets	100,000
Goodwill	147,419
Minority interest	(144,118)
Total cash paid	$150,000

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

The initial purchase price allocations may be adjusted within one year of the purchase date for changes in estimates of the fair value of the assets acquired. The excess of the purchase price over the fair values of the assets acquired was allocated to goodwill.

Efonica

During February 2005, the Company closed on its agreement to acquire the 49.8% minority interest in one of its joint ventures, Efonica from Karamco, Inc. This acquisition was completed to better enable Efonica to serve as the retail VoIP services division of Fusion, offering a full suite of VoIP solutions to customers in Asia, the Middle East, Africa, Latin America and the Caribbean. With 100% control, the Company can better leverage the significant experience and relationships of Efonica. The operating results for the 49.8% minority interest acquired are included in the consolidated statement of operations from the date of acquisition. The proforma effect of this acquisition on the statements of operations for the three months ended March 31, 2005 and 2004 is not material. The purchase price will be a minimum of $5,500,000 and a maximum of $14,300,000, as adjusted for the approximate $196,000 representing Karamco’s portion of Efonica’s debt owed to the Company as of the closing date and the $500,000 which was paid in cash, based upon a multiple of earnings achieved by Efonica during the 12-month period ending February 28, 2006 (4.5 x Efonica’s net income as adjusted for certain intracompany and other expenses). Karamco received cash of $500,000, with the balance paid in shares of common stock. The number of shares issued to Karamco was determined by the $6.45 per share initial price of the common stock at the date of the Company’s IPO. On the date of the transaction, approximately $4,400,000 worth of such shares of common stock (675,581 shares) were issued to Karamco and are being held in escrow until the final valuation of the joint venture is determined after the year ending February 28, 2006. In the event that the purchase price would be lower (based upon Efonica’s net income for that one year period) than $10,000,000, the excess of the common shares in escrow will be returned to the Company for cancellation. In the event that the purchase price would be higher than the $10,000,000 (based upon Efonica’s net income), the Company will issue Karamco additional shares of our common stock (based on the IPO price of $6.45 per share), subject to the $14,300,000 maximum. Karamco is owned by Roger Karam, who became the CEO of Efonica and the Company’s President of VoIP Services upon the effective date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on February 18, 2005:

Cash	$39,581
Accounts Receivable	64,709
Prepaid expenses and other current assets	175,040
Property and equipment, net	50,651
Intangible assets	4,690,235
Goodwill	781,252
Accounts payable, accrued expenses and other	(373,268)
Common stock issued	(4,928,200)
Total cash paid	$500,000

The initial purchase price allocations were based upon an independent appraisal. The intangible assets acquired were allocated $4,402,931 to the Efonica trade name and trademarks and $287,304 was allocated to the customer list. In determining the purchase price allocation, the trademark was determined based upon the income approach through the application of the relief from royalties method and the customer list was determined based upon the income approach through the application of the excess earnings method. The rate used to discount the net cash flows to present values was based upon a weighted average cost of capital of approximately 28%. The allocation of purchase price may be adjusted within one year of the purchase date for changes in estimates of the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed was allocated to goodwill.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

Turkey

On March 8, 2005, a new wholly owned subsidiary of the Company, Fusion Turkey, LLC entered into a Stock Purchase Agreement to acquire 75% of the shares of LDTS Uzak Mesafe Telekomikasyon ve Iletism Hizmetleri San. Tic. A.S. (“LDTS”) from the existing shareholders. LDTS possesses a Type 2 telecommunications license approved by the Turkish Telecom Authority. This license will permit the Company to offer VoIP services under its Efonica brand and other Internet services to corporations and consumers in Turkey. The Company is acquiring the shares for approximately $300,000 cash and the posting of a bank guarantee of $251,000. The transaction was subject to receipt of approval from the Turkish Telecom Authority which was received during April 2005. The primary net asset acquired was the license which was issued on March 17, 2004 and is valid for 15 years. Consequently, this license will be amortized over the remaining 14-year term. As the transaction had not closed as of March 31, 2005, no activity was recorded in the Consolidated Statement of Operations for the three months ended March 31, 2005.

3.   Discontinued operations

During 2001, management of the Company decided to cease the operations of its domestic retail telecommunication services business lines. In connection with this decision, a liability at December 31, 2004 of approximately $984,000 remained which related to trade payables and accrued expenses. During the quarter ended March 31, 2005, the Company determined that one of the accrued liabilities would be settled for $175,000 less than the amount that was accrued at December 31, 2004, which resulted in a gain on discontinued operations of $175,000.

4. Goodwill and identifiable intangible assets

The changes in the amount of goodwill for the three months ended March 31, 2005 by reporting segment are as follows:

	VoIP to Consumers and Corporations	Internet, Managed Private Networks and Other	Total

Balance as of December 31, 2004	$—	$—	$—
Goodwill for Jamaican acquisition	—	147,419	147,419
Goodwill for purchase of Efonica Minority interest	781,252		781,252
Balance as of March 31, 2005	$781,252	$147,419	$928,671

Identifiable intangible assets as of March 31, 2005 are composed of:

Trademarks	$4,402,931
Customer list	287,304
$4,690,235

These identifiable intangible assets were acquired in connection with the Company's purchase of the 49.8% minority interest in its Efonica joint venture.  The trademarks are not subject to amortization as they have an indefinite life.  Amortization on the customer list will begin in April 2005.  The following table presents estimated amortization expense for each of the following periods:

2005	$21,548
2006	28,730
2007	28,730
2008	28,730
2009	28,730
Thereafter	150,836
$287,304

5.   Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following at March 31, 2005 and December 31, 2004:

	March 31, 2005	December 31, 2004

Trade accounts payable	$6,009,331	$5,662,058
Accrued expenses	1,530,031	2,050,175
Interest payable	275,046	814,262
Dividends payable on Series C Preferred Stock	—	664,635
Deferred revenue	1,006,059	971,456
Other	219,183	112,102
	$9,039,650	$10,274,688

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

6. Long-term debt and capital lease obligations

At March 31, 2005 and December 31, 2004 components of long-term debt and capital lease obligations of the Company are comprised of the following:

			March 31, 2005 (unaudited)	December 31, 2004

Convertible notes payable	(a	)	$0	$250,000
Demand notes payable	(b	)	0	898,931
Promissory notes payable	(c	)	150,000	150,000
Demand notes payable	(d	)	0	81,790
Promissory notes payable	(e	)	0	150,000
Promissory notes payable	(f	)	0	25,000
Promissory notes payable	(g	)	0	102,000
Promissory notes payable	(h	)	218,083	233,252
Convertible notes payable	(i	)	0	2,508,333
Capital lease obligations	(j	)	1,205,663	1,288,325
Total long-term debt and capital lease obligations			1,573,746	5,687,631
Less current portion			1,514,542	5,531,136
			$59,204	$156,495

(a) Balance at December 31, 2004 represented two convertible subordinated note agreements. Interest rate was 9.25% at December 31, 2004 payable semi-annually on January 31 and July 31. During February 2005, these notes were paid in full upon completion of the Company’s IPO.

(b) Two officers of the Company entered into various loan agreements with the Company in exchange for demand notes payable. The interest rates ranged from 4.0%-4.75% per annum and were due on demand. During February 2005, these notes were paid in full upon completion of the Company’s IPO.

(c) During February 2004, the Company entered into a settlement agreement for $600,000. In the same month, the Company paid $450,000 and agreed to make 12 monthly payments for the remaining $150,000. The debt has not been repaid as of March 31, 2005, as the debtor has not complied with the terms of the settlement agreement.

(d) Balance at December 31, 2004 represented promissory notes to three stockholders. The interest rates ranged from 4.75%-12.0% per annum and were due on demand. During February 2005, these notes were paid in full upon completion of the Company’s IPO.

(e) Balance at December 31, 2004 related to various promissory notes. Interest rate was 4.75% per annum. During February 2005 these notes were paid in full upon completion of the Company’s IPO.

(f) Balance at December 31, 2004 represented promissory note which bore interest at 4.5% per annum. Principal and interest were payable in one lump sum on the earlier of 15 days from the completion of an IPO or September 1, 2005. During February 2005, this note was repaid in full upon completion of the Company’s IPO.

(g) Balance at December 31, 2004 represented a loan agreement which bore interest at 15%. During February 2005, the note was repaid in full upon completion of the Company’s IPO.

(h) The balance at March 31, 2005 relates to $217,589 in promissory notes to various stockholders for the purpose of resolving the Company’s capital lease debt service contract with the lessor of the equipment under lease. The notes accrue interest at 8% per annum and are to be paid in equal monthly installments of approximately $500 to $2,000 per month with the outstanding principal due on June 30, 2005. The remaining balance at March 31, 2005, of $494 relates to an equipment lease with a non-related party.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

(i) Balance at December 31, 2004 represented two convertible notes which bore interest at 6.5% per annum. In February 2005, these notes were automatically converted into 651,515 common shares (based upon a conversion price of $3.85 per share) upon the completion of the Company’s IPO.

(j) At March 31, 2005 and December 31, 2004, approximately $720,000 of the capital lease obligations were in default and accordingly have been classified as currently due.

7. Series C preferred stock

At December 31, 2004, there were 109,962 shares of the $90 Series C Convertible Redeemable Preferred Stock (“Series C Preferred Stock”) outstanding. The holders of the Series C Preferred Stock were entitled to receive cumulative dividends of 8% per share per annum which were payable annually beginning on December 18, 2004 and were payable in cash, unless the Company completed its IPO before December 18, 2004. Since the IPO was not completed until February 2005, the dividends on the Series C Preferred Stock of approximately $665,000 were paid on January 18, 2005. Upon the closing of the Company’s initial public offering during February 2005, the 109,962 outstanding shares of the Series C preferred stock were automatically converted into 3,141,838 shares of the Company’s common stock and 3,141,838 Redeemable Common Stock Purchase Warrants. There was no beneficial conversion feature associated with this conversion.

8.   Equity Transactions

On February 17, 2005, the Company closed its initial public offering of securities of 3,600,000 shares of common stock at a price of $6.45 per share and 3,600,000 redeemable common stock purchase warrants at $0.05 per warrant. Gross proceeds of the offering were approximately $23,300,000. Total estimated offering costs were approximately $3,000,000 which resulted in net proceeds to the Company of $20,400,000. On March 30, 2005 our underwriters exercised their over-allotment option and purchased an additional 480,000 shares of common stock and 540,000 purchase warrants. The Company received an additional $2,900,000 in net proceeds from the closing on the over-allotment option.

Subsequent to the IPO, the Company has two classes of outstanding common stock.  The holders of the class A common stock have identical rights and privileges as the regular common stock, except that they will not be able to transfer shares of class A common stock until the first anniversary of the date of the prospectus, which was February 11, 2005.  The class A common stock will automatically convert into the regular common stock on the first anniversary of the date of the prospectus.

Upon completion of the IPO, $2.5 million of convertible debt was converted into 651,515 shares of common stock. In addition, 1,439,643 shares of common stock were issued (of which 675,581 shares are held in escrow) in connection with the Company’s acquisition of the 49.8% minority interest in Efonica (see Note 2 for further discussion). In accordance with SFAS 141, since 675,581 of these shares are held in escrow and this consideration is contingent on specified events in the future, these shares are not reflected as outstanding as of March 31, 2005. In addition, as discussed in Note 7, all outstanding Series C preferred stock was converted into common stock.

During February 2005, one individual exercised stock options which resulted in the issuance of 21,429 shares.

9. Current Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (“123R”), “Share-Based Payment”. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value based method been used. In addition, in March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income tax effects, disclosures in Management's Discussion and Analysis, and several other issues.  The Company will be required to adopt FAS 123(R) and SAB 107 in the first quarter of fiscal year 2006 at the earliest. We are in the process of evaluating whether the adoption of SFAS No. 123(R) will have a significant impact on our overall results of operations or financial position.

10.  Contingencies

Legal Matters

The Company is a defendant in an employment claim that management believes has no merit. The claim is filed in the State of New York before an administrative agency. The administrative department is currently reviewing the case and management believes it will be dismissed. Regardless, management believes that this claim will not have a material effect on the Company’s business or results of operations.

In April 2003, a former customer of the Company brought an action against the Company for recovery of preferential transfers and other claims under the Bankruptcy Code. The suit, brought in the United States Bankruptcy Court for the Northern District of Illinois Eastern Division, seeks damages in the amount of approximately $335,000. The Company filed a Proof of Claim with the Court in the amount of approximately $85,000 for amounts that were due the Company at the time this customer filed for bankruptcy. In March 2005, the Company settled this matter for $5,500 and the Company agreed to waive its Proof of Claim in the amount of approximately $85,000. The Company is in the process of executing the formal settlement agreement.

In May 2003, a shareholder of the Company brought an action in the District Court in and for the City and County of Denver and the State of Colorado. The action is seeking damages in the amount of $400,000. The Company and management plan to defend this suit vigorously and do not expect the outcome to have an adverse effect on the Company’s financial condition. This action was dismissed in August 2004. The plaintiff has filed an appeal for the motion, which is pending.

The Company is involved in other claims and legal actions arising in the normal course of business. Management does not expect that the outcome of these cases will have a material effect on the Company’s financial position or results of operations. Due to the regulatory nature of the industry, the Company is periodically involved in various correspondence and inquiries from state and federal regulatory agencies. Management does not expect the outcome of these inquiries to have a material impact on the operations or the financial condition of the Company.

 FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

11.   Segment Information

The Company has four reportable segments, that it operates and manages which are organized by products and services. The Company measures and evaluates its reportable segments based on revenues and cost of revenues. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-operational and/or non-recurring nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Each segment is managed according to the products, which are provided to the respective customers, and information is reported on the basis of reporting to the Company’s Chief Operating Decision Maker.

The Company’s segments and their principal activities consist of the following:

Traditional Voice — This segment includes the termination of voice telephony minutes from or to the countries served by the Company, utilizing traditional Time Division Multiplexing (TDM) and “circuit-switched” technology. Typically, this will include interconnection with traditional telecommunications carriers either located internationally or those carriers that interconnect with the Company at its US Points of Presence (POP) and provide service to other destinations.

VoIP (Voice over Internet Protocol) to Carriers — VoIP includes the termination of voice telephony minutes by the internet rather than older circuit-switched technology. This permits far less costly and more rapid interconnection between the Company and international telecommunications carriers.

VoIP (Voice over Internet Protocol) to Consumers and Corporations — Primarily through the Company’s Efonica  subsidiary and Estel joint venture, the Company provides VoIP services targeted to end-users and corporations. The Company offers services that permit consumers or corporations to originate calls via IP telephones or telephone systems that use the Internet for completion to standard telephone lines anywhere in the world. The Company also provides PC-to-phone service that utilizes the Internet to allow consumers to use their personal computers to place calls to the telephone of their destination party.

Internet, Private Networks & Other — The Company provides Internet connectivity to telecommunications carriers, Internet Service Providers, government entities, and multinational customers via its POPs in the US, India, and through its partners elsewhere. The Company also offers point-to-point private lines, virtual private networking, and call center communications services to customers in its target markets. Lastly, the Company offers the Interview desktop-to-desktop video conferencing service to customers anywhere in the world.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements

Operating segment information for the three months ended March 31, 2005 and 2004 is summarized as follows:

March 31, 2005			VoIP to	Internet, Managed
			Consumers	Private
	Traditional Voice	VoIP to Carriers	and Corporations	Networks & Other	Corporate & Unallocated	Consolidated

Net revenues	$2,850,159	$7,279,039	$1,109,889	$689,965	$--	$11,929,052

Cost of revenues (exclusive of depreciation and amortization)	$(2,803,298)	$(6,902,887)	$(854,573)	$(436,665)	$--	$(10,997,423)

Depreciation and amortization	$(102,392)	$(260,740)	$(7,659)	$(22,593)	$(39,640)	$(433,024)

Selling, general and administrative	$(426,377)	$(987,690)	$(206,887)	$(106,646)	$(977,807)	$(2,705,407)

Other income (expense)	$(155,621)	$(204,859)	$(39,490)	$(33,819)	$-	$(433,789)

Income (loss) from continuing operations	$(637,529)	$(1,077,137)	$1,280	$90,242	$(1,017,447)	$(2,640,591)

Income from discontinued operations	$175,000	$--	$--	$--	$--	$175,000

Net income (loss)	$(462,529)	$(1,077,137)	$1,280	$90,242	$(1,017,447)	$(2,465,591)

Capital Expenditures	$84,943	$216,938	$33,078	$20,563	$39,502	$395,024

March 31, 2004			VoIP to	Internet, Managed
			Consumers	Private
	Traditional Voice	VoIP to Carriers	and Corporations	Networks & Other	Corporate & Unallocated	Consolidated

Net Revenues	$2,368,660	$6,915,570	$284,711	$618,723	$--	$10,187,664

Cost of revenues (exclusive of depreciation and amortization)	$(2,063,084)	$(6,055,813)	$(178,772)	$(411,352)	$--	$(8,709,021)

Depreciation and amortization	$(117,272)	$(246,422)	$(4,742)	$(28,791)	$(40,341)	$(437,568)

Selling, general and administrative	$(405,320)	$(808,398)	$(75,726)	$(111,834)	$(741,138)	$(2,142,416)

Other income (expense)	$1,298,762	$348,877	$848	$7,183	$(288,902)	$1,366,768

Net income (loss)	$1,081,746	$153,814	$26,319	$73,929	$(1,070,381)	$265,427

Capital expenditures	$38,511	$112,439	$4,629	$10,060	$18,404	$184,043

Assets

March 31, 2005	$2,176,743	$5,381,790	$5,702,071	$873,601	$22,646,307	$36,780,512

December 31, 2004	$2,074,700	$4,563,839	$547,588	$433,707	$6,042,283	$13,662,117

The Company employs engineering and operations resources that service across multiple product lines. Depreciation and indirect operating expenses were allocated to each product line based upon their respective revenues. The amounts reflected as Corporate and unallocated represent those expenses that were not appropriate to allocate to each product line.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Fusion Telecommunications International, Inc.

We have audited the accompanying consolidated balance sheets of Fusion Telecommunications International, Inc. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

In connection with our audits of the financial statements referred to above, we audited the financial statement schedule on page F-34. In our opinion, the financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

/s/ Rothstein, Kass & Company, P.C.
Roseland, New Jersey
March 9, 2005, except for paragraph 7 of Note 22, which is as of March 24, 2005

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$ 4,368,726	$ 3,205,645
Accounts receivable, net of allowance for doubtful accounts of approximately $414,000 and $688,000, in 2004 and 2003, respectively	3,145,535	1,654,913
Restricted cash	145,000	386,351
Prepaid expenses and other current assets	889,761	226,631

Total current assets	8,549,022	5,473,540

Property and equipment, net	3,271,474	3,743,293

Other assets
Security deposits	902,028	1,230,909
Restricted cash	235,276	350,275
Investment in Estel	—	760,563
Other	704,317	123,045

Total other assets	1,841,621	2,464,792

	$ 13,662,117	$ 11,681,625

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Long-term debt, related parties, current portion	$ 1,739,025	$ 3,423,452
Long-term debt, current portion	2,660,281	—
Capital lease obligations, current portion	1,131,830	1,011,280
Accounts payable and accrued expenses	10,274,688	11,701,086
Investment in Estel	140,821	—
Liabilities of discontinued operations	1,116,090	1,686,617

Total current liabilities	17,062,735	17,822,435

Long-term liabilities
Long-term debt, related parties, net of current portion	—	18,750
Capital lease obligations, net of current portion	156,495	191,422
Preferred stock, Series C, subject to mandatory redemption (liquidation preference in the aggregate of approximately $10,932,000 and $3,959,000 in 2004 and 2003, respectively)	9,716,026	3,466,538

Total long-term liabilities	9,872,521	3,676,710

Minority interests	16,890	49,407

Commitments and contingencies
Stockholders’ deficit
Preferred stock, Series A, $.01 par value, authorized 1,100,000 shares, 0 and 407,225 shares issued and outstanding in 2004 and 2003, respectively	—	4,072
Preferred stock, Series B, $.01 par value, authorized 1,500,000 shares, 0 and 73,500 shares issued and outstanding (liquidation preference, in the aggregate, of approximately $0 and $1,167,000 in 2004 and 2003, respectively)	—	735
Common stock, $.01 par value, authorized 105,000,000 shares, 0 and 15,341,193 shares issued and outstanding in 2004 and 2003, respectively	—	153,412
Common stock, Class A $.01 par value, authorized 21,000,000 shares, 17,479,933 and 0 shares issued and outstanding in 2004 and 2003, respectively	174,800	—
Capital in excess of par value	65,127,291	62,597,546
Stock dividend distributable	—	553,238
Accumulated deficit	(78,592,120)	(73,175,930)

Total stockholders’ deficit	(13,290,029)	(9,866,927)

	$ 13,662,117	$ 11,681,625

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,

	2004	2003	2002

Revenues	$49,557,973	$32,018,471	$ 25,537,163

Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	42,927,994	27,855,508	23,638,447
Depreciation and amortization	1,804,184	1,981,805	2,361,495
Loss on impairment	—	375,000	467,765
Selling, general and administrative expenses	9,804,405	8,575,807	9,626,160

Operating loss	(4,978,610)	(6,769,649)	(10,556,704)

Other income (expense)
Interest expense, net	(2,228,060)	(846,896)	(1,058,345)
Forgiveness of debt	2,174,530	3,918,295	1,812,092
Income (loss) from investment in Estel	(519,728)	(746,792)	326,367
Other	(15,965)	(97,766)	98,626
Minority interests	(7,654)	157,617	19,440

	(596,877)	2,384,458	1,198,180

Loss from continuing operations	(5,575,487)	(4,385,191)	(9,358,524)
Discontinued operations:
Income from discontinued operations	545,215	208,620	—

Net loss	$(5,030,272)	$ (4,176,571)	$ (9,358,524)

Losses applicable to common stockholders:
Loss from continuing operations	$(5,575,487)	$ (4,385,191)	$ (9,358,524)
Preferred stock dividends	(385,918)	(635,254)	(642,552)

Net loss applicable to common stockholders from continuing operations	(5,961,405)	(5,020,445)	(10,001,076)
Income from discontinued operations	545,215	208,620	—

Net loss applicable to common stockholders	$(5,416,190)	$ (4,811,825)	$(10,001,076)

Basic and diluted net loss per common share:
Loss from continuing operations	$ (0.35)	$ (0.37)	$ (1.01)
Income from discontinued operations	0.03	0.02	—

Net loss applicable to common stockholders	$ (0.32)	$ (0.35)	$ (1.01)

Weighted average shares outstanding
Basic and diluted	16,707,114	13,616,803	9,885,901

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Deficit

	Years Ended December 31, 2004, 2003, and 2002

	Redeemable
	Preferred	Preferred	Preferred		Common	Capital in	Stock
	Stock	Stock	Stock	Common	Stock	Excess of	Dividend	Accumulated
	Series C	Series A	Series B	Stock	Class A	Par Value	Distributable	Deficit	Total

Balances, January 1, 2002	$ —	$5,195	$ —	$ 92,968	$ —	$46,683,861	$ —	$(58,363,029)	$(11,581,005)
Proceeds from sale of common stock				7,188		1,628,779			1,635,967
Proceeds from sale of Series B preferred stock, net of investment expenses			835			704,662			705,497
Conversion of Series A & B preferred stock to common stock		(1,123)	(100)	1,405		(182)
Conversion of long-term debt to common stock				15,302		3,715,356			3,730,658
Net loss								(9,358,524)	(9,358,524)

Balances, December 31, 2002		4,072	735	116,863		52,732,476		(67,721,553)	(14,867,407)
Proceeds from sale of common stock, net of investment expenses				26,964		6,819,923			6,846,887
Proceeds from sale of Series C preferred stock, net of investment expenses	2,526,299
Conversion of long-term debt to common stock				6,232		2,273,932			2,280,164
Conversion of long-term debt to Series C preferred stock	930,239
Common stock issued for the assumption of letter of credit				168		49,832			50,000
Conversion of advances to Series C preferred stock	10,000
Stock dividends declared							1,277,806	(1,277,806)
Stock dividends issued				3,185		721,383	(724,568)
Net loss								(4,176,571)	(4,176,571)

Balances, December 31, 2003	3,466,538	4,072	735	153,412		62,597,546	553,238	(73,175,930)	(9,866,927)
Proceeds from sales of common stock, net of investment expenses				4,299		1,272,771			1,277,070
Proceeds from sales of Series C preferred stock, net of investment expenses	4,630,626								—
Conversion of long-term debt to Series C preferred stock	406,740								—
Conversion of advances to Series C preferred stock	176,620								—
Common stock issued in settlement of accounts payable				197		101,873			102,070
Conversion of Series A&B preferred stock to common stock		(4,072)	(735)	13,735		(8,928)			—
Conversion of common stock to Class A common stock				(174,800)	174,800				—
Issuance of convertible debt with beneficial conversion feature						228,030			228,030
Stock dividend declared							385,918	(385,918)	—
Stock dividend issued				3,157		935,999	(939,156)		—
Accretion of Series C preferred stock	1,035,502
Net loss								(5,030,272)	(5,030,272)

Balances, December 31, 2004	$9,716,026	$ —	$ —	$ —	$174,800	$65,127,291	$ —	$(78,592,120)	$(13,290,029)

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended December 31,

	2004	2003	2002

Cash flows from operating activities
Net loss	$(5,030,272)	$(4,176,571)	$(9,358,524)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on impairment	—	375,000	467,765
Loss (gain) from sale of assets	18,421	101,838	(98,627)
Depreciation and amortization	1,804,184	1,981,805	2,361,495
Bad debt expense	780,479	183,735	231,088
Beneficial conversion feature on convertible debt	228,030	—	—
Gain on forgiveness of debt	(2,174,530)	(3,918,295)	(1,812,092)
Gain on discontinued operations	(556,904)	—	—
Accretion of Series C Preferred Stock	1,035,502	—	—
(Income) loss from investment in Estel	519,728	746,792	(326,367)
Minority interest	7,654	(157,617)	(19,440)
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Accounts receivable	(1,627,047)	(752,779)	184,537
Prepaid expenses and other current assets	(1,207,139)	(105,666)	6,188
Other assets	32,737	(22,045)	414,439
Accounts payable and accrued expenses	1,307,946	1,261,261	4,031,290
Liabilities of discontinued operations	(13,623)	(402,001)	(347,252)

Net cash used in operating activities	(4,874,834)	(4,884,543)	(4,265,500)

Cash flows from investing activities
Purchase of property and equipment	(627,219)	(582,149)	(427,057)
Proceeds from sale of property and equipment	36,850	15,000	215,570
Advances to Estel	(262,398)	(219,926)	(104,778)
Returns of (payments for) security deposits	245,957	(271,552)	(197,731)
Repayments of (payments for) restricted cash	356,350	314,556	(469,457)

Net cash used in investing activities	(250,460)	(744,071)	(983,453)

Cash flows from financing activities
Proceeds from sale of common stock, net	1,277,070	6,846,887	1,635,967
Proceeds from sale of Series B preferred stock, net	—		705,497
Proceeds from sale of Series C preferred stock, net	4,630,626	2,526,299
Proceeds from (repayments of) escrow advances	(73,060)	(1,130,500)	1,380,500
Proceeds from long-term debt	1,330,000	2,091,696	3,854,749
Payments of long-term debt and capital lease obligations	(836,090)	(2,340,706)	(1,713,641)
Contributions from (to) minority stockholders of joint ventures	(40,171)	104,156	122,308

Net cash provided by financing activities	6,288,375	8,097,832	5,985,380

Net increase in cash and cash equivalents	1,163,081	2,469,218	736,427
Cash and cash equivalents, beginning of year	3,205,645	736,427

Cash and cash equivalents, end of year	$ 4,368,726	$ 3,205,645	$ 736,427

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

	Years ended December 31,

	2004	2003	2002

Supplemental disclosure of cash flow information:
Cash paid during the years for interest	$302,860	$187,600	$250,932

Supplemental disclosure of noncash investing and financing activities:
Acquisition of capital leases	$760,417	$373,200	$193,963

Conversion of accounts payable to common stock	$102,070	$—	$—

Note issued in settlement agreement	$150,000	$—	$—

Conversion of Series A and B preferred stock to common stock	$13,735	$—	$1,405

Credits received from sale of property and equipment	$—	$15,000	$—

Conversion of long-term debt to common stock	$—	$2,280,164	$3,730,658

Common stock issued for the assumption of a letter of credit	$—	$50,000	$—

Conversion of long-term debt to Series C preferred stock	$406,740	$930,239	$—

Conversion of escrow advances to Series C preferred stock	$176,620	$10,000	$—

Conversion of interest payable to debt	$108,333	$—	$—

Stock dividends issued	$939,156	$724,568	$—

Stock dividends declared	$385,918	$1,277,806	$—

Conversion of long-term debt to deferred revenue	$—	$555,000	$—

See accompanying notes to consolidated financial statements.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.   Nature of operations

Fusion Telecommunications International, Inc. and Subsidiaries (collectively the “Company”) is a Delaware corporation, incorporated in September 1997. The Company is an international communications carrier delivering Voice over Internet Protocol (“VoIP”), Private Networks, Internet Access, IP Video Conferencing and other advanced services to, from and within emerging markets in Asia, the Middle East, Africa, the Caribbean, and Latin America. With its lead product, VoIP, the Company provides a full suite of communications solutions to corporations, Postal Telephones and Telegraphs, Internet Service Providers, government entities, consumers and cable operators.

2.   Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Fusion Telecommunications International, Inc. and its wholly owned and majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Stock Split

On November 1, 2004, the Board of Directors, as approved by the shareholders on December 10, 2004, authorized a 3.5 to 1 reverse stock-split applicable to all outstanding shares of the Company’s common stock. All transactions and disclosures in the consolidated financial statements, related to the Company’s common stock have been restated to reflect the effect of the reverse stock-split.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured. When significant, the Company records provisions against revenue for billing adjustments, which are based upon estimates derived from factors that include, but are not limited to, historical results, analysis of credits issued, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period, as applicable.

The Company derives revenue principally from international voice, including VoIP, private networks and Internet services. Variable revenue derived from international voice services is recognized upon completion of a call and is based upon the number of minutes of traffic carried. Revenue from monthly recurring service from long distance, private networks and Internet services are fixed and recurring in nature and are contracted over a specific period of time. Advanced billings for monthly fees are reflected as deferred revenues and are recognized as revenue at the time the service is provided. VoIP services enables customers, typically international corporations or cable operators, to place voice calls anywhere in the world using their personal computer. The majority of the Company’s VoIP services to consumers are prepaid which is initially recorded as deferred revenue. Revenues from VoIP services are recognized based upon the usage of minutes by the consumer.

Cash and Cash Equivalents

The Company considers all highly-liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.   Summary of significant accounting policies (continued)

Accounts Receivable

The Company values its accounts receivable net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Specific customer accounts are written off as uncollectible if the probability of a future loss has been established and payments are not expected to be received.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures About Fair Value of Financial Instruments,” approximate the carrying amounts presented in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets and Impairment Charges

The Company complies with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company continually evaluates whether events and circumstances have occurred that indicates the remaining estimated useful life of long-lived assets, such as property and equipment may warrant revision, or the remaining balance may not be recoverable.

During 2003, the Company recorded an impairment of $375,000 related to management’s decision to lease (to a third-party) certain switching equipment, which will be replaced by upgraded equipment. In accordance with the provisions of SFAS No. 144, the Company evaluated the present value of the future cash flows to be generated from this lease and determined that the present value of the future cash flows were less than the carrying value of the equipment, thus there was an impairment on the switching equipment. The Company continued to utilize the switching equipment in 2003 and in 2004.

During 2002, the Company recorded an impairment on equipment for approximately $468,000. This impairment was due to the termination and abandonment of a voice network to a route in the Caribbean, which during 2002, was deactivated and no longer generating revenues for the Company. The impairment was equal to the net book value of the equipment at the date this Caribbean voice network was deactivated.

Property and Equipment

Property and equipment are stated at cost and are depreciated or amortized on the straight-line method over the estimated useful lives of the assets as follows:

Estimated
Asset	Useful Lives

Network equipment	5-7 Years
Furniture and fixtures	3-7 Years
Computer equipment and software	3-5 Years
Leasehold improvements	Lease terms

Maintenance and repairs are charged to operations, while betterments and improvements are capitalized.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.   Summary of significant accounting policies (continued)

Advertising

Advertising costs are charged to operations as incurred and were approximately $82,000, $59,000 and $19,000 for 2004, 2003 and 2002, respectively.

Income Taxes

The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Comprehensive Income

The Company complies with SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires the Company’s change in the foreign currency translation adjustment to be included in other comprehensive income. During the years ended December 31, 2004, 2003 and 2002, the Company did not have any changes in its equity resulting from non-owner sources and accordingly, comprehensive loss was equal to the net loss amounts presented for the respective periods in the accompanying Consolidated Statements of Operations.

Earnings Per Share

SFAS No. 128, “Earnings Per Share,” requires dual presentation of basic and diluted income per share for all periods presented. Basic income per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company.

Unexercised stock options to purchase 1,848,578, 656,207 and 1,009,771 shares of the Company’s common stock as of December 31, 2004, 2003 and 2002, respectively, were not included in the computation of diluted earnings per share because the exercise of the stock options would be anti-dilutive to earnings per share.

Unexercised warrants to purchase 286,578, 252,758 and 159,217, shares of the Company’s common stock as of December 31, 2004, 2003 and 2002, respectively, were not included in the computation of diluted earnings per share because the exercise of the warrants would be anti-dilutive to earnings per share.

Non-converted debt to purchase 97,998, 47,215 and 39,286 shares of the Company’s common stock as of December 31, 2004, 2003 and 2002, respectively were not included in the computation of diluted earnings per share because the conversion of the debt would be anti-dilutive to earnings per share. Had the debt been converted interest expense would have been reduced by approximately $49,000 in the year ended December 31, 2004 and $30,000 in the years ended December 31, 2003 and 2002.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.   Summary of significant accounting policies (continued)

Stock-Based Compensation

The Company follows SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) but disclose the pro forma effect on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

The Company provides the disclosure only requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”. If compensation expense for the Company’s stock option incentive plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company’s net loss attributable to common stockholders and net loss per common share would approximate the pro forma amounts below:

	2004	2003	2002

Net loss applicable to common stockholders, as reported	$(5,416,190)	$(4,811,825)	$(10,001,076)
Deduct: total stock-based compensation expense under fair value method for awards, net of related tax effect	(771,852)	(99,911)	(345,221)

Net loss applicable to common stockholders, pro forma	$(6,188,042)	$(4,911,736)	$(10,346,297)

Earnings per share:
Basic and diluted net loss applicable to common stockholders, as reported	$ (0.32)	$ (0.35)	$ (1.01)

Basic and diluted net loss applicable to common stockholders, pro forma	$ (0.37)	$ (0.36)	$ (1.05)

The Company calculated the fair value of each common stock option grant on the date of grant using the black scholes option pricing model method with the following assumptions: dividend yield of 0%; weighted average option term of four years; average risk free interest rate of 4.50%, 4.43% and 5.61%, in 2004, 2003, and 2002, respectively. The weighted-average fair value of common stock options granted was $0.35 during 2004 and $0.00 during 2003 and 2002.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004)(“123R”), “Share-Based Payment”. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.   Summary of significant accounting policies (continued)

Recently Issued Accounting Pronouncements (continued)

the first interim or annual reporting period that begins after June 1, 2005. The Company is in the process of evaluating whether the adoption of SFAS No. 123(R) will have a significant impact on the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153. “Exchange of Nonmonetary Assets” an amendment of APB Opinion No. 29. “Accounting for Nonmonetary Transactions”. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonomnetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonomnetary asset exchanges occurring in fiscal periods after the date of issuance. The provisions of SFAS No. 153 shall be applied prospectively. The Company is in the process of evaluating whether the adoption of SFAS No. 153 will have a significant impact on the Company’s overall results of operations or financial position.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation.

3.   Liquidity

At December 31, 2004, the Company has a working capital deficit of approximately $8,514,000 and a stockholders’ deficit of approximately $13,290,000. The Company has continued to sustain losses from operations and for the years ended December 31, 2004, 2003 and 2002 has incurred a net loss of approximately $5,030,000, $4,177,000 and $9,359,000, respectively. In addition, the Company has not generated positive cash flow from operations for the years ended December 31, 2004, 2003 and 2002. Subsequent to December 31, 2004, the Company raised net proceeds of approximately $20,400,000 in connection with an Initial Public Offering (see Note 22). Consequently, management believes that its current cash resources will be adequate to fund its operations for the forseeable future. However, the Company’s long-term liquidity is dependent on its ability to attain future profitable operations. The Company cannot make any guarantees if and when it will be able to attain future profitability.

4.   Joint ventures, acquisitions and divestitures

In March 2000, the Company entered into a joint venture agreement with Communications Ventures India Pvt. Ltd. to form an entity named Estel Communication Pvt. Ltd. (“Estel”). Estel is organized and exists under the laws of India and has its office in New Delhi, India. The Company directly owns 49% of the joint venture and has voting rights in another 1.01%, which in turn gives the Company a 50.01% voting control in the joint venture. Estel was established to engage in the business of selling and supporting internet service protocol operations. Basically, Estel is in business as an Internet

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

4.   Joint ventures, acquisitions and divestitures (continued)

service provider in India. The joint venture has been funded primarily by the Company, which has also provided certain equipment for the establishment of the required technology platforms.

In July 2002, the Company acquired a 75% equity interest in a joint venture with Turner Hill Investments, L.P. (“Turner Hill”) to provide VoIP services for calls terminating in Pakistan. During 2003 and 2002, the Company contributed certain telecommunications equipment and advances to the joint venture in exchange for its equity interest in the new joint venture. This joint venture operates out of facilities provided by Turner Hill and began providing VoIP service in November 2002. In connection with this joint venture agreement, the Company entered into a service agreement with a Pakistan telecommunications company to provide termination services for calls terminating in Pakistan (see Note 12 for additional details).

In December 2002, the Company acquired a 50.2% equity interest in a joint venture with Karamco, Inc. (referred to as “Karamco” and “Efonica”) to provide various VoIP services throughout the emerging markets. As of December 31, 2003 no capital has been contributed to the joint venture by either partner, but rather working capital loans have been provided for operating purposes. Operations of the joint venture began during 2003. See subsequent events Note 22 for discussion regarding the Company’s acquisition of the 49.8% minority interest from Karamco.

In considering, EITF No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, management has evaluated the facts and circumstances underlying each joint venture relationship such as the financial dependence of the minority shareholders on the Company and corporate governance of each joint venture. Based upon these facts and circumstances, the Company has determined that the minority shareholder of Estel has substantive rights that prohibit the consolidation of this joint venture. As a result, the Company has accounted for this joint venture under the equity method of accounting (see Note 5).

All joint ventures identified above, excluding Estel, have been accounted for under the consolidation method of accounting as the Company maintained a majority equity ownership in the aforementioned joint ventures.

In December 2004, the Company entered into an agreement to acquire 51% of the common stock of a Jamaican telecommunications company in exchange for $150,000. The approximate amounts of net assets acquired are as follows:

Current assets	$ 49,000
Restricted assets	85,000
Fixed assets	156,000
Intangible assets	89,000
Current liabilities	(85,000)
Minority interest	(144,000)

Net assets	$ 150,000

The intangible assets represent contractual assets consisting of international and domestic carrier license agreements with the Jamaican government which expire in 2013 and 2018, respectively. The intangible assets will be amortized based upon the life of each license. The closing of this acquisition took place on January 11, 2005 (see Note 22). Consequently, this acquisition had no impact on the accompanying consolidated financial statements other than a $75,000 payment made in December 2004 which is reflected in the December 31, 2004 prepaid expenses and other current assets.

Since the Company maintains operations in foreign countries through its joint ventures, the Company may be subject to exchange control regulations or other impediments to convert foreign currencies into US dollars. In addition, the Company may generate earnings which may be unable to be repatriated outside the country in which they are earned. As of December 31, 2004, the Company’s joint ventures have not generated profits that would be subject to such restrictions.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5.   Investment in Estel

As of December 31, 2004 and 2003, the loss in excess of investment in Estel of approximately $141,000 and the investment in Estel of approximately $761,000, respectively, represents the Company’s 49% investment in Estel (Note 4). Income (loss) from investment in Estel was approximately ($520,000), ($747,000) and $326,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Summarized financial data of Estel is below.

		December 31

		2004	2003

Current assets		$ 599,000	$ 725,000
Non-current assets		1,147,000	1,407,000
Current liabilities		1,893,000	1,759,000
Total stockholders’ equity (deficit)		(147,000)	373,000

	Years Ended December 31,

	2004	2003	2002

Net revenues	$2,280,000	$2,119,000	$3,290,000
Net income (loss)	(520,000)	(747,000)	326,000

The investment by the other shareholder of Estel was fully absorbed by its pro rata share of losses during 2001. The Company has continued to fund 100% of Estel’s operations and as a result, the Company has recorded 100% of Estel’s losses for the years ended December 31, 2004, 2003 and 2002 as income (loss) from investment in Estel.

For the years ended December 31, 2004, 2003, and 2002, revenues included approximately $321,000, $412,000, and $405,000, respectively, for VoIP and IP services provided to Estel. At December 31, 2004 and 2003, the amounts due from this joint venture were approximately $118,000 which is net of a $644,000 allowance and $499,000, respectively, are non-interest bearing, due on demand, and are included in Investment in Estel on the accompanying balance sheets.

6.   Discontinued operations

During 2001, management of the Company decided to cease the operations of its domestic retail telecommunication services business lines. In connection with this decision, the Company abandoned an office located in Miami, which was being used to house the switching equipment. The office was being leased under a non-cancelable operating lease agreement. In January 2005, the Company and the landlord reached a settlement agreement whereby the remaining liability under the operating lease was reduced to $132,500. At December 31, 2004, included in gain from discontinued operations is approximately $538,000 related to this settlement. The remaining liability at December 31, 2004 of approximately $984,000 relates to trade payables and accrued expenses associated with the discontinued retail telecommunications services.

During the year ended December 31, 2003, certain trade payables, associated with the discontinuation of the Company’s retail services, were determined to be not payable to a vendor, which resulted in a gain on trade payable reductions of approximately $209,000.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.   Property and equipment

At December 31, 2004 and 2003, property and equipment is comprised of the following:

	2004	2003

Network equipment, including $1,743,269 and $982,852 under capital leases in 2004 and 2003, respectively	$ 7,478,487	$ 6,759,800
Furniture and fixtures	92,298	101,991
Computer equipment and software	741,326	579,815
Leasehold improvements	2,710,219	2,637,200

	11,022,330	10,078,806

Less accumulated depreciation and amortization, including $951,966
and $721,158 under capital leases in 2004 and 2003, respectively	7,750,856	6,335,513

	$ 3,271,474	$ 3,743,293

8.   Restricted cash

As of December 31, 2004 and 2003, the Company had approximately $380,000 and $737,000, respectively, of cash restricted from withdrawal and held by banks as certificates of deposit securing letters of credit (equal to the amount of the certificates of deposit). A significant portion of this restricted cash is required as security deposits for certain of the Company’s non-cancelable operating leases for office facilities.

9.   Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following at December 31, 2004 and 2003:

	2004	2003

Trade accounts payable	$5,662,058	$ 6,400,804
Accrued expenses	2,050,175	3,165,702
Interest payable	814,262	795,662
Dividends payable on Series C Preferred Stock	664,635	—
Deferred revenue	971,456	832,599
Amounts due to investors	—	250,000
Other	112,102	256,319

	$10,274,688	$11,701,086

The deferred revenue balance at December 31, 2004 includes approximately $470,000 related to a debt settlement agreement with a domestic carrier. The provisions of the agreement provided that $555,000 due to the carrier would be resolved with a service agreement whereby the carrier will receive a reduced rate for every minute of traffic that is passed through the Company’s network for a period of 24 months beginning in December 2003. During the year ended December 31, 2004, approximately $85,000 of revenue was recognized in connection with this service agreement.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.   Long-term debt and capital lease obligations

At December 31, 2004 and 2003 components of long-term debt and capital lease obligations of the Company are comprised of the following:

		2004	2003

Convertible notes payable	(a)	$ 250,000	$ 300,000
Demand notes payable	(b)	898,931	898,931
Convertible notes payable	(c)	—	299,079
Promissory notes payable	(d)	150,000	—
Demand notes payable	(e)	81,790	110,688
Promissory notes payable	(f)	150,000	1,150,000
Promissory notes payable	(g)	25,000	150,000
Promissory notes payable	(h)	102,000	250,000
Promissory notes payable	(i)	233,252	283,504
Convertible notes payable	(j)	2,508,333	—
Capital lease obligations	(k)	1,288,325	1,202,702

Total long-term debt and capital lease obligations		5,687,631	4,644,904
Less current portion		5,531,136	4,434,732

		$ 156,495	$ 210,172

(a) Three stockholders of the Company each entered into convertible subordinated note agreements aggregating $300,000, which mature in five years (or April 9, 2004), at an interest rate of 7.25% per annum (modified to 9.25% in April 2004). Interest shall be paid semi-annually on January 31 and July 31. At the sole discretion of the Company, the principal of the note shall be automatically converted into shares of common stock of the Company, at the closing of a qualified initial public offering (“IPO”) if the IPO price equals or exceeds 125% of the conversion price, which is $18.66 per share. There is also an optional conversion clause that the note holders shall have the right, at their option, at any time up to and including the maturity date, to convert the outstanding principal. In February 2004, one stockholder converted $33,750 of its notes into 375 shares of Preferred C Stock at $90 per share. The remaining $16,250 note balance was paid in April 2004. Consequently, the December 31, 2004 balance includes two convertible subordinated note agreements aggregating $250,000, both of which are covered under forbearance agreements (see below for further details). Subsequent to December 31, 2004, these notes were paid in full upon completion of the Company’s IPO (see Note 22 for further discussion).

(b) Two officers of the Company each entered into various loan agreements with the Company in exchange for demand notes payable. The notes bear interest at rates ranging from 4%–4.75% per annum and are due on demand. The outstanding balance of these notes were $898,931 as of December 31, 2004 and 2003. Subsequent to December 31, 2004, these notes were paid in full upon completion of the Company’s IPO (see Note 22 for further discussion).

(c) In connection with the development of an Asian venture opportunity to provide VoIP services, the Company raised funds from certain existing shareholders, officers, and directors during 2002. During November 2003, the Company issued two convertible notes payable, aggregating $140,000, related to a portion of these funds. The notes accrued interest at the prime rate and were payable monthly on the first of every month. In the event this Asian venture materialized, the principal of the notes, at the option of the stockholders, was convertible into shares of common stock of the Company. During 2004, $99,990 of the notes were converted to 1,111 shares of Preferred C Stock and $40,010 was repaid in cash.

In December 2000, the Company issued a promissory note in the principal amount of $200,000, to a stockholder, calling for monthly payments of approximately $4,500, including interest at 12% per annum, through January 2006. On

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.   Long-term debt and capital lease obligations (continued)

September 1, 2002, the Company added an additional agreement providing for the option to convert a portion of the promissory note into 28,571 shares of the Company’s common stock at $2.28 per share. In September 2003, the Company revised the promissory note agreement for an additional principal amount of $100,000 with monthly payments of approximately $2,500, including interest at 12% per annum. At December 31, 2003 the outstanding promissory note payable balance aggregated $159,079. During 2004, these notes were repaid in full.

(d) During February 2004, the Company entered into a settlement agreement for $600,000. In the same month, the Company paid $450,000 and agreed to make 12 monthly payments for the remaining $150,000. The debt has not been repaid as of December 31, 2004 as the debtor has not complied with the terms of the settlement agreement.

(e) Between April 2001 and September 2002, the Company issued promissory notes to three stockholders, that have an outstanding balance of $81,790 and $110,688 at December 31, 2004 and 2003, respectively. The notes bear interest at rates ranging from 4.75% to 12% per annum and are due on demand. Subsequent to December 31, 2004, these notes were paid in full upon completion of the Company’s IPO (see Note 22 for further discussion).

(f) In January 2001, the Company issued a promissory note in the amount of $1,000,000, with monthly payments of interest only at 13% per annum, with principal to be paid in full December 2001. This promissory note was secured by certain of the Company’s accounts receivables. In November 2004, this note was repaid by the Company with proceeds from another investor who assumed the note with certain provisions (see Note 10(j) for further discussion).

Between September 2002 and April 2003, the Company issued various promissory notes aggregating $150,000. Interest at 4.75% per annum is to be paid in full through May 2003. At December 31, 2004 and 2003, these notes were in default and, accordingly, have been classified as currently due. Subsequent to December 31, 2004, this note was paid in full upon completion of the Company’s IPO (see Note 22 for further discussion).

(g) Between December 2002 and February 2003, the Company entered into loan agreements with various stockholders, for the purpose of generating funds to initiate the Karamco joint venture project in the United Arab Emirates (see Note 4). As of December 31, 2003, these loans had an outstanding balance of $150,000. During January and February 2004, all but one stockholder converted the outstanding notes to 277 shares of Preferred C stock at $90 per share. During September 2004, the remaining stockholder converted his $25,000 note into a new promissory note, which beared interest at 4.5% per annum. Principal and interest were payable in one lump sum on the earlier of 15 days from the completion of an IPO or September 1, 2005. Subsequent to December 31, 2004, this note was repaid in full upon completion of the Company’s IPO (see Note 22 for further discussion).

(h) In July 2002, the Company entered into loan agreements with various stockholders, aggregating $500,000 for the purpose of generating funds to initiate the Pakistan service project with Pakistan Telecommunications Company Limited (“PTCL”) (see Note 12). The loans were to be repaid by the Company with funds it receives from PTCL in equal monthly installments, immediately upon available funds or February 2003, and continuing through August 2003, bearing interest at 15% per annum. In 2003, a portion of these loan agreements, aggregating $250,000, was converted into shares of the Company’s Series C Preferred Stock and common stock. In January 2004, $148,000 was converted to 1,644 shares of the Company’s Series C Preferred Stock. As of December 31, 2004 and 2003, these loan agreements have outstanding balances of $102,000 and $250,000, respectively. Subsequent to December 31, 2004, the remaining $102,000 note was repaid in full upon completion of the Company’s IPO (see Note 22 for further discussion).

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.   Long-term debt and capital lease obligations (continued)

(i) In September 2003, the Company issued promissory notes aggregating $300,000 to various stockholders for the purpose of resolving the Company’s capital lease debt service contract with the lessor of the equipment under lease. The notes were to accrue interest at 8% per annum and be paid in equal monthly installments of approximately $500 to $2,000 per month with the outstanding principal due on June 30, 2005. The Company also issued warrants to these investors to purchase the aggregate of 85,714 shares of the Company’s common stock at a purchase price of $2.98 per share. The warrants are to expire July 1, 2005. At the date of grant, these warrants had a nominal value assigned to them that was immaterial to the consolidated financial statements. As of December 31, 2004 and 2003 the outstanding balance of the various notes payable aggregated $233,252 and $283,504, respectively.

(j) In November 2004, the Company received net cash proceeds of $1,330,000 ($1,400,000 for a convertible note net with a $70,000 advisory fee) and refinanced $1,108,333 of existing notes payable and accrued interest in exchange for a convertible promissory note. These two notes aggregate $2,508,333, bear interest at 6.5% per annum and are due in November 2006. The notes would automatically convert into common shares at a conversion price of $3.85 per share upon successful registration from an initial public offering (See subsequent events note 22 regarding conversion). The common stock is subject to a one year lock up provision. The beneficial conversion feature resulted in a charge to interest expense of approximately $228,000 in the fourth quarter of 2004.

(k) As of December 31, 2004 and 2003, approximately $193,000 and $1,247,000, respectively of capital lease obligations had been forgiven and recorded to forgiveness of debt (see Note 16).

At December 31, 2004 and 2003, approximately $720,000 and $900,000 of the capital lease obligations were in default and accordingly have been classified as currently due.

During the year ended December 31, 2004, the Company entered into an equipment financing agreement in connection with the purchase of the Company’s new soft switch. The balance at December 31, 2004 was approximately $379,000 and is payable every 90 days over an 18 month period. The Company has imputed an interest rate of 10% related to this agreement.

Future aggregate principal payments on long-term debt and capital leases in the years subsequent to December 31, 2004 are as follows:

Year ending December 31,
2005	$5,802,108
2006	157,358

Total minimum payments	5,959,466
Less amount representing interest	(271,835)

Present value of minimum payments	5,687,631
Less current portion	(5,531,136)

$ 156,495

In December 2003, two officers of the Company signed forbearance agreements, providing the officers would not call due approximately $1,829,000 of long-term debt and accrued interest until such time the Company completed a successful IPO, or December 19, 2004, whichever occurred first. Subsequent to December 31, 2004, these notes were repaid in full upon completion of the Company’s IPO (see Note 22 for further discussion).

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.   Income taxes

Due to the operating losses incurred, the Company has no current income tax provision for the years ended December 31, 2004, 2003 and 2002. The provision for income taxes consists of the following:

	2004	2003	2002

Deferred
Federal	$(1,662,000)	$(1,728,000)	$(3,174,000)
State	(56,000)	(19,000)	20,000

	(1,718,000)	(1,747,000)	(3,154,000)
Change in valuation allowance	1,718,000	1,747,000	3,154,000

	$ —	$ —	$ —

The following reconciles the Federal statutory tax rate to the effective income tax rate:

	2004	2003	2002
	%	%	%

Federal statutory rate	34.0	34.0	34.0
State, net of federal tax	1.1	0.3	(0.2)
Other	(0.1)	7.5	(0.1)
Change in valuation allowance	(35.0)	(41.8)	(33.7)

Effective income tax rate	—	—	—

The components of the Company’s deferred tax assets and liability consist of approximately the following at December 31, 2004 and 2003, respectively:

	2004	2003

Deferred tax assets
Net operating losses	$24,912,000	$ 23,569,000
Allowance for doubtful accounts	423,000	257,000
Accrued liabilities and other	446,000	677,000

	25,781,000	24,503,000
Deferred tax liability
Property and equipment	(99,000)	(539,000)

Deferred tax asset, net	25,682,000	23,964,000
Less valuation allowance	(25,682,000)	(23,964,000)

	$ —	$ —

The Company has available at December 31, 2004 and 2003, approximately $73,269,000 and $69,320,000, respectively, of unused net operating loss carryforwards that may be applied against future taxable income, which expire in various years from 2012 to 2024. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards and credits may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The amount of such limitation, if any, has not been determined.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.   Income taxes (continued)

Management of the Company had decided to fully reserve for its net deferred tax assets, as it is more likely than not that the Company will not be able to utilize these deferred tax assets against future taxable income, coupled with certain limitations on the utilization of the net operating losses due to various changes in ownership over the past several years.

12.   Commitments and contingencies

The Company has various non-cancelable operating lease agreements for office facilities. A summary of the lease commitments under non-cancelable leases at December 31, 2004 is approximately as follows:

Year ending December 31,
2005	$1,086,000
2006	1,072,000
2007	1,095,000
2008	1,119,000
2009	880,000
Thereafter	350,000

$5,602,000

Rent expense for all operating leases was approximately $1,145,000 $1,238,000 and $1,033,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

In May 2002, the Company entered into a Service Agreement (the “Agreement”) with Pakistan Telecommunications Company, Ltd (“PTCL”), under which PTCL would provide for the termination of incoming international traffic into Pakistan focusing on VoIP services from the United States and Europe. The Agreement provided for an initial term of one year, with additional one year extensions terms. The Company had exercised its option to extend the agreement, which was in effect through August 31, 2004 (see discussion below regarding new agreement). The Agreement provided for the Company to place all necessary switching equipment in Pakistan, the United States and Europe (which it had done through the Pakistan joint venture formed with Turner Hill–see Note 4). Under the terms of the Agreement PTCL provided the Company with voice termination services within Pakistan, for which the Company paid PTCL a maximum service charge of $0.19 per minute for all calls terminating in Pakistan using the Company’s VolP platform. The Agreement also required the Company to guarantee a minimum of three million minutes a month to terminate to Pakistan. The Company was also required to keep on deposit with PTCL, a one month rolling advance equal to the number of minutes terminated during the preceding month, times the prevailing termination rate charged by PTCL to the Company. For the years ended December 31, 2004, 2003 and 2002 the Company has incurred approximately $8,545,000, $9,327,000 and $783,000, respectively, of termination charges under this and the September 2004 agreement.

On September 1, 2004, the Company entered into a non-exclusive service agreement with PTCL covering the termination of incoming VoIP traffic into Pakistan from the United States and Europe. The term is one year from September 1, 2004, renewable upon mutual consent. The agreement stipulates that the switching equipment installed in Pakistan by the Company through its Pakistan joint venture shall be owned and operated by PTCL. In addition, PTCL may terminate the agreement if the Company does not deliver a minimum of traffic over a three month period. The agreement also requires the Company to put up a $1,000,000 bank guarantee, which is pending the resolution of advances totaling $567,000 owed to the Company by PTCL as of December 31, 2004 ($467,000 is owed as of March 2005).

In connection with the joint venture agreement with Turner Hill (See Note 4), the joint venture entity is required to pay a management fee to Turner Hill equal to the number of minutes terminating in Pakistan on a monthly basis times a fixed rate per minute. For the years ended December 31, 2004, 2003, and 2002 the joint venture incurred management fees to Turner Hill for approximately $314,000, $361,000 and $36,000, respectively.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.   Commitments and contingencies (continued)

Legal Matters

The Company is a defendant in an employment claim that management believes has no merit. The claim is filed in the State of New York before an administrative agency. The administrative department is currently reviewing the case and management believes it will be dismissed. Regardless, management believes that this claim will not have a material effect on the Company’s business or results of operations.

In April 2003, a former customer of the Company brought an action against the Company for recovery of preferential transfers and other claims under the Bankruptcy Code. The suit, brought in the United States Bankruptcy Court for the Northern District of Illinois Eastern Division, seeks damages in the amount of approximately $335,000. The Company filed a Proof of Claim with the Court in the amount of approximately $85,000 for amounts that were due the Company at the time this customer filed for bankruptcy. In March 2005, the Company settled this matter for $5,500 and the Company agreed to waive its Proof of Claim in the amount of approximately $85,000. The Company expects to execute the formal settlement agreement on or before April 2, 2005.

In May 2003, a shareholder of the Company brought an action in the District Court in and for the City and County of Denver and the State of Colorado. The action is seeking damages in the amount of $400,000. The Company and management plan to defend this suit vigorously and do not expect the outcome to have an adverse effect on the Company’s financial condition. This action was dismissed in August 2004. The plaintiff has filed an appeal for the motion, which is pending.

In 1999, the Company guaranteed a real property lease on behalf of a joint venture. The joint venture subsequently defaulted on the lease and in July 2003 the landlord brought an action in the Circuit Court, Miami, Florida. The Company was also sued for back rent and costs of approximately $1.1 million. On January 17, 2005, the Company settled this action for $132,500 (see Note 6).

The Company is involved in other claims and legal actions arising in the normal course of business. Management does not expect that the outcome of these cases will have a material effect on the Company’s financial position or results of operations. Due to the regulatory nature of the industry, the Company is periodically involved in various correspondence and inquiries from state and federal regulatory agencies. Management does not expect the outcome of these inquiries to have a material impact on the operations or the financial condition of the Company.

13.   Preferred stock

The Company has authorized 10,000,000 shares of its stock for the issuance of Preferred Stock. The Company has designated 1,100,000, 1,500,000 and 110,000 shares of $10 Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”), $10 Series B Convertible Redeemable Preferred Stock (“Series B Preferred Stock”) and $90 Series C Convertible Redeemable Preferred Stock (“Series C Preferred Stock”), respectively (collectively “Preferred Stock”).

During May 2004, each outstanding share of Series A and Series B Preferred Stock was converted to common stock at a conversion rate of $3.50 per share, consequently as of December 31, 2004, there were no shares outstanding of series A and B preferred stock. At December 31, 2004, there were 109,962 shares of the Series C Preferred Stock outstanding (see Note 22 regarding February 2005 conversion).

Dividends

The holders of Series A Preferred Stock were entitled to receive cumulative dividends of 12% per share per annum, which were payable annually in arrears beginning on August 31, 2002 and were payable (at the Company’s option) in cash or shares of the Company’s common stock at a rate equal to the conversion rate in effect at the date of declaration of the dividend. The holders of Series B Preferred Stock were entitled to a cumulative dividend of 11.5% per share per annum, which were payable annually in arrears beginning on March 31, 2003 and were payable (at the Company’s option) in cash or shares of the Company’s common stock at a rate equal to the conversion rate in effect at the date of

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.   Preferred stock (continued)

declaration of the dividend. The holders of Series C Preferred Stock were entitled to receive cumulative dividends of 8% per share per annum which were payable annually beginning on December 18, 2004 and were payable in cash, unless the Company completed its IPO before December 18, 2004. Since the IPO was not completed until February 2005, the dividends on the Series C Preferred Stock of approximately $673,000 were paid on January 18, 2005.

Historically, no dividends were to be paid on any outstanding shares of common stock, or Series A and B Preferred Stock, unless all then accrued, but unpaid dividends had been paid with respect to all outstanding shares of Series C Preferred Stock. See subsequent events Note 22 regarding conversion of the Series C Preferred Stock during 2005.

Dividends in arrears at December 31, 2002 on the Company’s Series A Preferred Stock were approximately $665,000.

In January 2003, the Company’s Board of Directors (the “Board”) declared a stock dividend payable on the outstanding shares of Series A and B Preferred Stock (due on August 31, 2002 and March 31, 2003, respectively). The Board elected to issue shares of the Company’s common stock in lieu of cash at a conversion rate equal to $2.28 per share times the aggregate dividends due to the holders of both Series A and B preferred Stock at the date of record (August 15, 2002 and March 15, 2003, respectively). During the year ended December 31, 2003, 318,491 shares of the Company’s common stock valued at approximately $725,000 were recorded and issued as a dividend to the Series A and Series B Preferred shareholders.

In December 2003, the Board declared a stock dividend payable on the outstanding shares of Series A and B Preferred Stock (due on August 31, 2003 and March 31, 2004, respectively). The Board elected to issue shares of the Company’s common stock in lieu of cash at a conversion rate equal to $2.98 per share times the aggregate dividends due to the holders of both Series A and B Preferred Stock at date of record (August 15, 2003 and March 15, 2004, respectively). At December 31, 2003, the Company recorded a stock dividend distributable of approximately $553,000 for the issuance of 185,962 shares of common stock to the holders of the Company’s Series A and Series B Preferred Stock. These shares were issued during the year ended December 31, 2004, along with an additional 6,708 shares of common stock for dividends on Series B Preferred Stock totaling approximately $20,000.

Liquidation

In connection with the conversion of the Series A and Series B Preferred Stock into common stock, accrued dividends from September 1, 2003 and April 1, 2004 to the date of the respective conversions were issued in the form of common stock. These common stock dividends aggregated 123,012 additional shares of common stock and were issued during September 2004.

In the event of any liquidation, dissolution, or winding up of the Company either voluntary or involuntary or a merger or consolidation with any other corporation, or a sale or other transfer of substantially all the assets of the Company, the holders of Series C Preferred Stock were entitled to receive, in preference to holders of Series A and B Preferred Stock and common stock, an amount equal to $90 per each outstanding share plus an amount equal to all accrued but unpaid dividends.

Following the Series C Preferred Stock liquidation payment, the remaining assets and funds of the Company legally available for distribution, if any, were to be distributed ratably among the holders of common stock, Series A, B and C Preferred Stock in proportion to the number of shares of common stock held on an as-if converted basis.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.   Preferred stock (continued)

Redemption

The Company had the right to redeem the outstanding shares of Series A and B Preferred Stock at any time (with 30 days prior notice) for a redemption price of $10 per share plus accrued, but unpaid dividends. The Company had the right to redeem the outstanding shares of Series C Preferred Stock, commencing on the first anniversary of the first issuance of Series C Preferred Stock, at a price per share equal to 115% of the stated value of $90, plus pro rata accrued and unpaid dividends due through the date of redemption.

As discussed in Note 22, the Series C Preferred Stock was converted to common stock in February 2005. Had the conversion not occurred after the second anniversary of the first issuance of the Company’s Series C Preferred Stock (December 18, 2005) and so long as all classes of the Company’s stock were not publicly traded and a liquidation had not occurred, each holder of Series C Preferred Stock may have, at its option, required the Company to redeem its shares at a price equal to 112% of the stated value of the stock, plus pro rata accrued and unpaid dividends due through the date of redemption. At December 31, 2004, the redemption value of the Series C Preferred Stock was approximately $10,932,000.

Conversion

When outstanding, each share of Series A and B Preferred Stock was convertible, at the option of the stockholder, at any time after the issuance date of such share into a number of shares of common stock as determined by the conversion rate in effect at the time of conversion, plus all accrued and unpaid dividends payable in either cash or common stock (at the Company’s option) (See conversion table below).

Series A		Series B

Conversion	Conversion	Conversion	Conversion
Price	Date	Price	Date

$2.50	up to 8/30/02	$2.50	up to 3/30/03
$3.50	up to 8/30/03	$3.50	up to 3/30/04
$5.00	up to 8/30/04	$5.00	up to 3/30/05
$6.00	up to 8/30/05	$6.00	up to 3/30/06
$7.00	after 8/31/05	$7.00	after 8/31/07

Each share of Series C Preferred Stock was convertible, at the option of the stockholder, at any time after the issuance date of such shares into a number of shares of common stock, based upon a conversion price of $3.15 per common share.

Upon the closing of an initial public offering of common stock by the Company (see Note 22 for discussion regarding the Company’s February 2005 IPO), the Series C preferred stock shall automatically convert into shares of the Company’s common stock at the lesser of the voluntary conversion price then in effect or 75% of the offering price of the common stock. There was no beneficial conversion feature associated with this conversion.

At various times during 2004, all the holders of the Company’s Series A & B Preferred Stock, elected to convert their shares into common stock.

Voting

No holders of Preferred Stock have voting rights, except as provided by law.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.   Stock options and warrants

Under the Company’s 1998 stock option plan (as amended), the Company has reserved 2,680,857 shares of common stock for issuance to employees at exercise prices determined by the Board of Directors. Options under the plan vest in annual increments over a four year period, expire ten years from the date of grant and are issued at exercise prices no less than 100% of the fair market value at the time of grant. As reported in Note 2, the Company has elected to adopt the disclosure-only provisions of SFAS No. 123 and will account for stock-based employee compensation plans in accordance with APB 25. As a result, no compensation cost for its stock option plan has been recognized in the periods presented.

On July 14, 2004, the Company’s Stock Option Committee approved a recommendation to issue 446,057 options to its employees who had been previously granted stock options. Each employee received new options equal to 50% of their existing options priced at $3.15 per share and 50% at $4.38 per share, both with a four year vesting period and furthermore received credit for the vesting time on previously issued options, and the original options would be cancelled if not exercised within six months and one day of the issuance of the new options (approximately 480,000 options were cancelled on January 14, 2005).

A summary of the Company’s stock option plan as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is as follows:

			Weighted
	Number		Average
	of	Per Share	Option
	Shares	Option Price	Price

Shares under options at January 1, 2002	937,314	$2.35 –$14.00	$10.15
Granted in 2002	184,757	8.23 –17.50	8.96
Expired in 2002	(112,300)	2.35 –17.50	10.50

Shares under options at December 31, 2002	1,009,771	2.35 –14.00	7.39
Granted in 2003	9,771	8.75 –8.75	8.75
Expired in 2003	(363,335)	2.35 –14.00	5.11

Shares under options at December 31, 2003	656,207	2.35 –11.66	8.72
Granted in 2004	1,337,764	3.15 –8.75	4.21
Expired in 2004	(145,393)	2.35 –11.66	9.26

Shares under options at December 31, 2004	1,848,578	$2.35 –$ 8.75	$ 5.42

			Weighted
	Number		Average
	of	Per Share	Option
	Shares	Option Price	Price

Options exercisable at December 31, 2002	573,743	$3.35 –$14.00	$ 6.44

Options exercisable at December 31, 2003	452,315	$2.35 –$11.66	$ 8.58

Options exercisable at December 31, 2004	440,049	$2.35 – $ 8.75	$ 8.44

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.   Stock options and warrants (continued)

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

	Number	Weighted-Average		Number
	Outstanding	Remaining	Weighted-Average	Exercisable	Weighted-Average
Exercise Prices	at 12/31/04	Contractual Life	Exercise Price	at 12/31/04	Exercise Price

$ 2.35	21,429	3.7 years	$ 2.35	21,429	$ 2.35
3.15	238,624	9.5 years	3.15
4.38	1,070,060	9.5 years	4.38
8.75	518,465	7.2 years	8.75	418,620	8.75

	1,848,578			440,049

The Company, as part of various debt and other agreements, have issued warrants to purchase the Company’s common stock. The following summarizes the information relating to warrants issued and the activity during 2004, 2003 and 2002:

			Weighted
	Number		Average
	of	Per Share	Warrant
	Shares	Warrant Price	Price

Shares under warrants at January 1, 2002	59,217	$2.98 –$8.75	$4.52
Issued in 2002	100,000	0.04 –3.50	3.01

Shares under warrants at December 31, 2002	159,217	0.04 –8.75	3.57
Issued in 2003	93,541	2.98 –3.57	3.01

Shares under warrants at December 31, 2003	252,758	0.04 –8.75	3.33
Issued in 2004	33,820	2.28 –8.75	5.53

Shares under warrants at December 31, 2004	286,578	$0.04 –$8.75	$3.61

All warrants are fully exercisable upon issuance.

15.   Equity transactions

On November 1, 2004, the Board of Directors, upon approval of the stockholders, increased the authorized number of common shares to 126,000,000 which includes 105,000,000 shares of common stock and 21,000,000 shares of Class A common stock. This increase was approved by the stockholders on December 10, 2004. On December 10, 2004, the stockholders approved the amendment to the Company’s Certificate of Incorporation to automatically convert each share of the Company’s outstanding common stock (except for shares of common stock issuable upon conversion of Series C preferred stock) into one share of Class A common stock. The Class A common stock may not be converted into common stock until February 17, 2006, which is one year after the successful completion of the Company’s initial public offering, unless the holder agrees to exercise a one year lock up agreement. The rights of a Class A shareholder are identical in all respects to the common stock other than the shares of Class A common stock are not transferable for a period of one year following the closing of the IPO which occurred in February 2005.

In October 2004, the Company issued 19,048 shares of common stock at $5.25 per share in lieu of cash to the Saif. Telecom (Pvt) Ltd for management fees related to the Pakistan joint venture.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.   Equity transactions (continued)

At various times through the first six months of 2004, all the shareholders of the Company’s Series A Preferred Stock, elected to convert their shares into common stock at a conversion rate of $3.50 per share. This conversion resulted in the issuance of 1,163,500 shares of common stock. In connection with this conversion accrued dividends from September 1, 2003 to the date of the respective conversions were issued in the form of common stock. These common stock dividends resulted in the issuance of 119,479 additional shares of common stock.

At various times through the first six months of 2004, all the shareholders of the Company’s Series B Preferred Stock, elected to convert their shares into common stock at a conversion rate of $3.50 per share. This conversion resulted in the issuance of 210,000 shares of common stock. In connection with this conversion accrued dividends from April 1, 2004 to the date of the respective conversions were issued in the form of common stock. These common stock dividends resulted in the issuance of 3,533 additional shares of common stock.

During March 2004, certain investors elected to convert approximately $407,000 of their notes and $177,000 of escrow advances into shares of the Company’s Series C Preferred Stock at a conversion rate of $90 a share. The conversion resulted in the issuance of 6,504 additional shares of Series C Preferred Stock.

In December 2003, certain note holders elected to convert their notes and related accrued interest, totaling approximately $930,000, into shares of the Company’s Series C Preferred Stock at a conversion rate of $90 per share, resulting in the issuance of 10,336 shares of Series C Preferred Stock. Also during December 2003, a $10,000 advance from a potential investor in a proposed Asian joint venture (which did not materialize) was converted into 111 shares of Series C Preferred Stock at a conversion rate of $90 per share.

In November 2003, the Company commenced a private placement for the purpose of raising working capital for the Company’s operations. The private placement provided for the issuance of a maximum of 110,000 shares of the Company’s Series C Preferred Stock at $90 per share. The private placement was valid through December 15, 2003, but was extended for an additional 107 days. The total number of shares of Series C Preferred Stock issued in this private placement during 2003 was 33,542 shares for which proceeds of approximately $2,526,000 were received, net of expenses of approximately $492,000. During 2004, an additional 59,470 shares of Series C Preferred Stock were issued in a final closing of this private placement. The proceeds were approximately $4,631,000 which is net of expenses of approximately $724,000.

In June 2003, the Company commenced a private placement for the purpose of raising working capital for the Company’s operations. The private placement provided for the issuance of a maximum of 5,714,286 shares of the Company’s $0.01 par value common stock at $2.98 per share. The private placement was valid through September 15, 2003, but was extended for an additional 90 days. The total number of shares of common stock issued in this private placement was 1,342,844 shares for which proceeds of approximately $3,774,000 were received, net of expenses of approximately $247,000. During the year ended December 31, 2004, an additional 430,252 shares were issued in this private placement for which proceeds of approximately $1,277,000 were received, which is net of expenses of approximately $3,000.

At various times during the year ended December 31, 2003, certain note holders elected to convert approximately $2,280,000 (in the aggregate) of their notes and accrued interest into common stock at conversion rates ranging between $2.28 and $5.25 per share. The conversions resulted in the issuance of an additional 623,234 shares of common stock. Also during 2003, the Company issued 16,807 shares of its common stock, at $2.98 per share for the assumption of a $50,000 letter of credit in the name of and secured by a shareholder of the Company.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15.   Equity transactions (continued)

In July 2002, the Company commenced a private placement for the purpose of raising working capital for the Company’s operations. The private placement provided for the issuance of a maximum of 8,000,000 shares of common stock at $2.28 per share. The private placement was valid through September 21, 2002 but was extended for an additional 135 days. The total number of shares of common stock issued in this private placement during 2002 was 719,106 shares for which proceeds of approximately $1,636,000 were received. The total number of shares of common stock issued in this private placement during 2003 was 1,353,508 shares for which proceeds of approximately $3,084,000 were received.

In March 2002, the Company commenced a private placement for the purpose of raising working capital for the Company’s operations. The private placement provided for the issuance of a maximum of 1,500,000 shares of Series B Preferred Stock at $10 per share. The private placement was valid through June 30, 2002, but was extended for an additional 90 days. The total number of shares of Series B Preferred Stock issued in this private placement was 83,500 shares for which proceeds of approximately $705,000 were received, net of expenses of approximately $130,000.

At various times during the year ended December 31, 2002, certain note holders elected to convert approximately $3,731,000 (in the aggregate) of their notes into common stock at a conversion rate of $2.28. The conversion resulted in the issuance of an additional 1,639,850 shares of common stock.

During 2002, holders of Series A and B Preferred Stock elected to convert 112,250 and 10,000 shares, respectively, of their stock into common stock at conversion rates of $8.75 and $8.23, respectively. The conversion resulted in the issuance of 140,444 shares of common stock.

16.   Forgiveness of debt

During 2004, the Company recorded approximately $2,175,000 related to forgiveness of debt. As of December 31, 2003, the Company had an outstanding capital lease obligation aggregating approximately $238,000. In January 2004, the Company entered into an agreement whereas the Company agreed to pay the sum of $45,000 resulting in a $193,000 forgiveness of debt. In addition, during 2004, the Company recorded approximately $1,982,000 of additional forgiveness of debt primarily related to settlements of network and general obligations.

During 2003, the Company had three outstanding capital lease obligations with lessors, aggregating approximately $1,974,000. During 2003, the Company entered into settlement agreements whereas the Company agreed to pay the sum of $695,000 and agreed to issue 14,286 shares of common stock at $2.28 per share, resulting in approximately $1,247,000 forgiveness of debt. For the year ended December 31, 2003, the Company recorded approximately $3,918,000 of forgiveness of debt, including approximately $2,671,000 of settled accounts payable disputes.

During 2002, the Company had an outstanding capital lease obligation with a lessor, aggregating approximately $1,814,000. In June 2002, the Company entered into a settlement agreement with the lessor whereas the Company agreed to pay the sum of $175,000, and the lessor would receive 166,571 shares of the Company’s common stock at $2.28 per share, resulting in a $1,260,000 forgiveness of debt. The settlement agreement also granted the lessor warrants to purchase 14,286 shares of the Company’s common stock at a purchase price of $.04 per share (See Note 9). For the year ended December 31, 2002, the Company recorded approximately $1,812,000 forgiveness of debt, including approximately $552,000 of settled accounts payable disputes.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17.   Profit sharing plan

The Company has a defined contribution profit sharing plan, which covers all employees who meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Board. No contributions to the profit sharing plan were made for the years ended December 31, 2004, 2003 and 2002.

18.   Related party transactions

At December 31, 2004 and 2003, the Company had an aggregate of approximately $1,700,000 and $3,400,000 of long-term debt due to stockholders of the  Company. The repayment, conversion terms and interest rates are outlined in Note 10. In addition, the Company had approximately $539,000 and $564,000 of accrued interest outstanding on this related debt as of December 31, 2004 and 2003, respectively. Interest expense related to this debt was approximately $230,000, $416,000 and $680,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

During 2003 and 2002, the Company generated funds from certain investors for the purposes of potential joint ventures and projects. These funds were put into escrow accounts, whereby if the projects are successful, the investors receive additional issuances of stock at the prevailing fair value of the stock or if unsuccessful are to be refunded to these investors. For the years ended December 31, 2004 and 2003, accounts payable and accrued expenses included $0 and $250,000, respectively, of amounts due to investors (see Note 9).

19.   Concentrations

Major Customers

During 2004, two customers of the Company accounted for revenues exceeding 21% in total and at least 5% individually of the Company’s total revenues for 2004. During 2003, eight customers of the Company accounted for revenues exceeding 59% in total and at least 5% individually of the Company’s total revenues for 2003. During 2002, five customers of the Company accounted for revenues exceeding 48% in total and at least 5% individually of the Company’s total revenues for 2002. These customer revenues were all in the traditional voice and VoIP to carrier segments. Revenues earned from these customers were approximately $10,479,000 in 2004, $18,816,000 in 2003 and $12,169,000 in 2002. At December 31, 2004, 2003 and 2002, the amounts owed to the Company by these customers were approximately $1,429,000, $1,004,000 and $474,000, respectively.

Geographic Concentrations

The Company’s operations are significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management’s estimates and the Company’s performance.

During 2004, 2003 and 2002, the Company generated approximate revenue from continuing operations from customers in the following countries:

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.   Concentrations (continued)

	2004	2003	2002

United States	$46,248,000	$31,350,000	$25,132,000
Other	3,310,000	668,000	405,000

	$49,558,000	$32,018,000	$25,537,000

At December 31, 2004 and 2003, the Company had foreign long-lived assets in Pakistan of $115,169 and $229,522, respectively.

Revenues by geographic area are based upon the location of the customers. The foreign long lived assets by geographic area represent those assets physically used in the operations in each geographic area.

20.   Selected quarterly results (unaudited)

	2004

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$10,187,664	$16,117,765	$13,023,371	$10,229,173

Operating loss	$(1,101,341)	$(639,021)	$(911,750)	$(2,326,498)

Interest expense, net	$285,131	$538,389	$552,739	$851,801

Forgiveness of debt	$1,819,412	$157,184	$197,934	$—

Net income (loss)	$265,427	$(1,122,493)	$(1,369,749)	$(2,803,457)

Preferred stock dividends	$(19,957)	$(365,961)	$—	$—

Net income (loss) applicable to common
stockholders	$245,470	$(1,488,454)	$(1,369,749)	$(2,803,457)

Basic and diluted net income (loss) per
common share applicable to
common stockholders	$0.02	$(0.09)	$(0.08)	$(0.16)

	2003

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenues	$8,919,861	$7,118,713	$7,501,774	$8,478,123

Operating loss	$(1,462,628)	$(1,697,530)	$(1,610,632)	$(1,998,859)

Interest expense, net	$190,856	$231,783	$194,201	$230,056

Forgiveness of debt	$12,206	$1,184,088	$582,739	$2,139,262

Net loss	$(1,825,083)	$(904,620)	$(1,375,532)	$(71,336)

Preferred stock dividends	$(82,015)	$—	$(488,670)	$(64,569)

Net loss applicable to common stockholders	$(1,907,098)	$(904,620)	$(1,864,202)	$(135,905)

Basic and diluted net loss per common share applicable to common stockholders	$(0.14)	$(0.07)	$(0.14)	$(0.01)

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.   Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131 (SFAS No. 131), “Disclosures about Segments of an Enterprise and Related Information”. SFAS No. 131 requires disclosures of segment information on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has four reportable segments, that it operates and manages which are organized by products and services. The Company measures and evaluates its reportable segments based on revenues and cost of revenues. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-operational and/or non-recurring nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Each segment is managed according to the products, which are provided to the respective customers, and information is reported on the basis of reporting to the Company’s Chief Operating Decision Maker.

The Company’s segments and their principal activities consist of the following:

Traditional Voice — This segment includes the termination of voice telephony minutes from or to the countries served by the Company, utilizing traditional Time Division Multiplexing (TDM) and “circuit-switched” technology. Typically, this will include interconnection with traditional telecommunications carriers either located internationally or those carriers that interconnect with the Company at its US Points of Presence (POP) and provide service to other destinations.

VoIP (Voice over Internet Protocol) to Carriers — VoIP includes the termination of voice telephony minutes by the internet rather than older circuit-switched technology. This permits far less costly and more rapid interconnection between the Company and international telecommunications carriers.

VoIP (Voice over Internet Protocol) to Consumers and Corporations — Primarily through the Company’s Efonica and Estel joint ventures, the Company provides VoIP services targeted to end-users and corporations. The Company offers services that permit consumers or corporations to originate calls via IP telephones or telephone systems that use the Internet for completion to standard telephone lines anywhere in the world. The Company also provides PC-to-phone service that utilizes the Internet to allow consumers to use their personal computers to place calls to the telephone of their destination party.

Internet, Private Networks & Other — The Company provides Internet connectivity to telecommunications carriers, Internet Service Providers, government entities, and multinational customers via its POPs in the US, India, and through its partners elsewhere. The Company also offers point-to-point private lines, virtual private networking, and call center communications services to customers in its target markets. Lastly, the Company offers the Interview desktop-to-desktop video conferencing service to customers anywhere in the world.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.   Segment Information (continued)

Operating segment information for 2004 and 2003 is summarized as follows:

	Year ended December 31, 2004

			VoIP to	Internet,
			Consumers	Managed	Corporate
	Traditional	VoIP to	and	Private Networks	&
	Voice	Carriers	Corporations	& Other	Unallocated	Consolidated

Revenues	$12,063,581	$32,160,011	$2,848,829	$2,485,552		$49,557,973

Cost of revenues (exclusive of depreciation and amortization)	$(10,674,407)	$(28,421,832)	$(2,136,922)	$(1,694,833)		$(42,927,994)

Depreciation and amortization	$(491,185)	$(1,028,281)	$(26,363)	$(91,965)	$(166,390)	$(1,804,184)

Selling, general and administrative	$(1,937,418)	$(3,909,634)	$(595,140)	$(413,702)	$(2,948,511)	$(9,804,405)

Other income (expense)	$1,561,870	$348,621	$600	$(1,758)	$(2,506,210)	$(596,877)

Income (loss) from continuing operations	$522,441	$(851,115)	$91,004	$283,294	$(5,621,111)	$(5,575,487)

Income from discontinued operations	$545,215					$545,215

Net Income (loss)	$1,067,656	$(851,115)	$91,004	$283,294	$(5,621,111)	$(5,030,272)

Assets	$2,074,699	$4,563,839	$547,588	$433,707	$6,042,284	$13,662,117

Capital Expenditures	$137,412	$366,323	$32,450	$28,312	$62,722	$627,219

	Year ended December 31, 2003

			VoIP to	Internet,
			Consumers	Managed	Corporate
	Traditional	VoIP to	and	Private Networks	&
	Voice	Carriers	Corporations	& Other	Unallocated	Consolidated

Revenues	$8,968,278	$21,433,417	$289,652	$1,327,124		$32,018,471

Cost of revenues (exclusive of depreciation and amortization)	$(7,872,773)	$(19,006,635)	$(183,523)	$(792,577)		$(27,855,508)

Depreciation and amortization	$(499,588)	$(1,193,972)	$(16,135)	$(73,929)	$(198,181)	$(1,981,805)

Loss on impairment	$(105,036)	$(251,029)	$(3,392)	$(15,543)		$(375,000)

Selling, general and administrative	$(1,270,598)	$(3,036,621)	$(41,037)	$(188,023)	$(4,039,528)	$(8,575,807)

Other income (expense)	$3,393,272	$526,009	$91,191	$(693,559)	$(932,455)	$2,384,458

Income (loss) from continuing operations	$2,613,555	$(1,528,831)	$136,755	$(436,507)	$(5,170,163)	$(4,385,191)

Income from discontinued operations	$208,620					$208,620

Net Income (loss)	$2,822,175	$(1,528,831)	$136,755	$(436,507)	$(5,170,163)	$(4,176,571)

Assets	$1,518,611	$4,088,569	$350,449	$1,752,244	$3,971,752	$11,681,625

Capital Expenditures	$146,752	$350,726	$4,740	$21,716	$58,215	$582,149

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.   Segment Information (continued)

The Company employs engineering and operations resources that service across multiple product lines. Depreciation and indirect operating expenses were allocated to each product line based upon their respective revenues. The amounts reflected as Corporate and unallocated represent those expenses that were not appropriate to allocate to each product line.

22.   Subsequent events

As discussed in Note 4, on December 16, 2004, the Company entered into an agreement to acquire 51% of the common stock of a Jamaican company. The closing of this acquisition took place on January 11, 2005.

In January 2005, the Company entered into an agreement to acquire the 49.8% minority interest in one of its joint ventures, Efonica from Karamco, Inc., which was contingent upon the successful completion of the Company’s initial public offering by March 1, 2005. As the Company’s IPO was completed by this date, the Efonica transaction closed on February 18, 2005. The purchase price will be a minimum of $5,500,000 and a maximum of $14,300,000, as adjusted for the approximate $196,000 representing Karamco’s portion of Efonica’s debt owed to the Company as of the closing date and the $500,000 which was paid in cash during February 2005, based upon a multiple of earnings achieved by Efonica during the 12-month period ending February 28, 2006 (4.5 x Efonica’s net income as adjusted for certain intracompany and other expenses). Karamco received cash of $500,000, with the balance paid in shares of common stock. The number of shares issued to Karamco was determined by the $6.45 per share initial price of the common stock at the date of the IPO. On the date of the transaction, approximately $4,400,000 worth of such shares of common stock (675,581 shares) were issued to Karamco and are being held in escrow until the final valuation of the joint venture is determined after the year ending February 28, 2006. In the event that the purchase price would be lower (based upon Efonica’s net income for that one year period) than $10,000,000, the excess of the common shares in escrow will be returned to the Company for cancellation. In the event that the purchase price would be higher than the $10,000,000 (based upon Efonica’s net income), the Company will issue Karamco additional shares of our common stock (based on the IPO price of $6.45 per share), subject to the $14,300,000 maximum. The excess of the purchase price over the book value of the minority interest acquired, based upon the minimum purchase price of approximately $5,500,000, will primarily be allocated to amortizable intangible assets and goodwill in the aggregate of approximately $5,500,000. The Company is currently in process of employing an independent valuation expert to determine the final purchase price allocation.

Out of the shares to be issued to Karamco, the Company has committed to register for resale 150,000 shares of common stock within 60 days of the effective date of the registration statement for the IPO. If the Company does not register such shares, within the 60 day time period, the Company is obligated to purchase the shares from Karamco at the higher of $6.45 which was the IPO price or the average five (5) day bid price prior to the sixtieth day after the effective date of the registration statement. If the sale of the 150,000 shares that are to be registered results in less than $1 million of gross proceeds the Company will purchase additional shares owned by Karamco, at a price equal to the higher of the IPO price or the closing price 30 days after the last sale, so that Karamco receives $1 million in gross proceeds. If the Company purchases additional shares from Karamco they will be returned for cancellation. Karamco is owned by Roger Karam, who became the CEO of Efonica and the Company’s President of VoIP Services upon the effective date.

On February 17, 2005, the Company closed its initial public offering of securities of 3,600,000 shares of common stock at a price of $6.45 per share and 3,600,000 redeemable common stock purchase warrants at $0.05 per warrant. Gross proceeds of the offering were $23,400,000. Total estimated offering costs are approximately $3,000,000 which will result in net proceeds to the Company of $20,400,000.

Upon completion of the IPO, all of our outstanding Series C preferred stock converted into an aggregate of 3,141,838 shares of common stock (there was no beneficial conversion feature associated with this conversion). In addition, the $2.5 million of convertible debt the Company entered into during November 2004, was converted into 651,515 shares of common stock and the Company repaid approximately $1,508,000 in debt and $559,000 in interest payable to certain officers, directors, and investors. Also, as previously discussed, $500,000 was paid in cash and 1,439,643 shares of common stock were issued, of which 675,581 shares are held in escrow.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

22.   Subsequent events (continued)

On March 8, 2005, a new wholly owned subsidiary of the Company, Fusion Turkey, LLC entered into a Stock Purchase Agreement to acquire 75% of the shares of LDTS Uzak Mesafe Telekomikasyon ve Iletism Hizmetleri San. Tic. A.S. (“LDTS”) from the existing shareholders. LDTS possesses a Type 2 telecommunications license approved by the Turkish Telecom Authority. This license will permit the Company to offer VoIP services under its Efonica brand and other Internet services to corporations and consumers in Turkey. The Company is acquiring the shares for approximately $131,000 cash and the posting of a bank guarantee of $251,000. The transaction is subject to receipt of approval from the Turkish Telecom Authority. The primary net asset acquired is the license which was issued on March 17, 2004 and is valid for 15 years. Consequently, this license will be amortized over the remaining 14 year term.

On March 24, 2005, Kirlin, the Company’s investment banker, has expressed its intent on exercising the over allotment consisting of 480,000 shares of common stock at $6.45 per share and 540,000 redeemable common stock purchase warrants at $0.05 per share. The closing of the transaction is scheduled for March 30, 2005.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
AND SUBSIDIARIES

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Additions
	beginning of	charged to	Deductions	Balance at end
	period	expense	from Reserves	of period

Allowance for Doubtful Accounts for the Years Ended:
December 31, 2004(1)	$ 687,490	$ 780,479	$ 409,555	$ 1,058,414
December 31, 2003	517,409	183,735	13,654	687,490
December 31, 2002	972,073	231,088	685,752	517,409
Tax Valuation Account for the Years Ended:
December 31, 2004	$ 23,964,000	$1,718,000	$ —	$25,682,000
December 31, 2003	22,217,000	1,747,000	—	23,964,000
December 31, 2002	19,063,000	3,154,000	—	22,217,000

(1)	Additions charged to expense and balance at end of period include amounts associated with the Company’s equity investment in Estel. This allowance is net against the receivable balance which is included in Investment in Estel on the Company’s consolidated balance sheet.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the issuance and distribution of the Common stock being registered.

SEC registration fee	$81.00
Legal fees and expenses	10,000.00
Accountants’ fees and expenses	3,000.00
Printing expenses	4,000.00
Miscellaneous	500.00

Total	$17,581.00

All amounts except the SEC registration fees is estimated. All of the expenses set forth above are being paid by us. We are registering certain securities on behalf of the selling securityholder and are paying all expenses in connection with the registration of securities on behalf of the selling securityholder.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law, which we refer to as the “DGCL,” permits a provision in the certificate of incorporation of each corporation organized under the DGCL eliminating or limiting, with some exceptions, the personal liability of a director to corporation the or its stockholders for monetary damages for some breaches of fiduciary duty. Our Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

Section 145 of the DGCL, which we refer to as “Section 145,” in summary, empowers a Delaware corporation to indemnify, within limits, its officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that they actually and reasonably incur in connection with any suit or proceeding, other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

With respect to any action by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys’ fees) they actually and reasonably incur in connection with the defense or settlement of the action or suit, provided that person meets the standard of conduct described in the preceding paragraph. No indemnification is permitted, however, in respect of any claim where that person has been found liable to the corporation, unless the Court of Chancery or court in which the action or suit was brought approves the indemnification and determines that the person is fairly and reasonably entitled to be indemnified.

Our Certificate of Incorporation contains a provision that eliminates the personal liability of our directors to us and our stockholders for monetary damages for breach of a director’s fiduciary duty to us. This provision does not permit any limitation on, or elimination of the liability of a director for, disloyalty to us or our stockholders, for failing to acting good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that would be illegal under the DGCL.

Our Certificate of Incorporation requires us to indemnify our directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in our right (a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action. Moreover, the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of our securities that have been sold or issued by us during the past three years. Each of these securities were sold without registration under the Securities Act in reliance on Section 4(2) of the Securities Act. There were no underwriting discounts or commissions paid in connection with the sale of these securities, except as noted.

In March 2002, we issued pursuant to a private placement an aggregate of 83,500 shares of series B preferred stock at $10 per share for gross proceeds of $835,000. We did not pay commissions in connection with the sale of these shares. The offering was made to 4 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We provided each purchaser with a private placement memorandum and required each purchaser to represent that they were accredited investors. In March of 2003 and 2004, dividends were issued in the form of common stock in the amounts of $82,013 and $84,525 respectively. In May of 2004, the series B Preferred shareholders elected to convert their preferred stock to common stock at $3.50 per share, as authorized by the Board of Directors in December of 2003. During September 2004, dividends from the period of March 2004 until the day of conversion were issued to shareholders, in the form of common stock for a total amount of $10,510.

In July 2002, we issued 2,358,956 shares of common stock at $2.28 per share pursuant to a rights offering to existing holders of record as of July 31, 2002. We received gross proceeds of $5,366,625, including $3,730,658 from the conversion of debt. In 2003, we issued an additional 1,546,540 shares for gross proceeds of $3,523,529, including $439,147 from the conversion of debt. We paid commissions of $42,875 to Joseph Stevens & Co. in connection with the sale of these shares. The offering was made to 83 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We required each purchaser to represent that they were accredited investors.

At various times during the year ended December 31, 2002, certain note holders elected to convert approximately $3,731,000 (in the aggregate) of their notes into common stock at a conversion rate of $2.28. The conversion resulted in the issuance of an additional 1,639,850 shares of common stock.

During 2002 holders of Series A and B Preferred Stock elected to convert 112,250 and 10,000 shares, respectively, of their stock into common stock at conversion rates of $8.75 and $8.23, respectively. The conversion resulted in the issuance of 140,444 shares of common stock.

In June 2003, we issued pursuant to a private placement 1,543,187 shares of common stock at $2.98 per share for gross proceeds of $4,590,980 including $596,000 from the conversion of debt. In 2004, we issued an additional 430,252 shares for aggregate proceeds of $1,280,000. We paid commissions of $68,000 to Joseph Stevens & Co. in connection with the sale of these shares. The offering was made to 29 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We provided each purchaser with a private placement memorandum and required each purchaser to represent that they were accredited investors.

In November 2003, we issued pursuant to a private placement 43,988 shares of series C convertible preferred stock at $90 per share for gross proceeds of $3,958,920, including $940,140 from the conversion of debt. Approximately $930,140 was converted into shares of the Company’s series C preferred stock at a conversion rate of $90 per share, resulting in the issuance of 10,336 shares of series C preferred stock. Also during December 2003, a $10,000 advance from a potential investor in a proposed Asian joint venture (which did not materialize) was converted into 111 shares of series C preferred stock at a conversion rate of $90 per share. In February 2004, we issued an additional 65,974 shares of series C convertible preferred stock for gross proceeds of $5,937,660, including $585,360 from the conversion of debt. The notes were converted into shares of our series C preferred stock at the conversion rate of $90 per share. The conversion resulted in the issuance of 6,504 additional shares of series C preferred stock. In connection with our IPO, all shares of series C preferred stock were converted into common stock. We paid commissions of $1,151,186 to Kirlin Securities, Inc. in connection with the sale of these shares. The offering was made to 178 accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. We provided each purchaser with a private placement memorandum and required each purchaser to represent that they were accredited investors.

On December 24, 2003, Fusion and a large U.S. carrier entered into a settlement agreement, which included the issuance of 246,667 shares of common stock at $5.25 per share for the amount of $1,295,000 and a note payable of $555,000. The note payable is being repaid through a service agreement where the carrier is receiving a reduced rate for every minute of traffic that is passed through our network for a period of twenty-four (24) months, which will be through December 2005.

At various times during the year ended December 31, 2003, certain note holders elected to convert approximately $985,165 of their notes and accrued interest into common stock at conversion rates ranging between $2.28 and $5.25 per share. The conversions resulted in the issuance of an additional 376,567 shares of common stock. Also during 2003, the Company issued 16,807 shares of its common stock, at $2.98 per share for the assumption of a $50,000 letter of credit in the name of and secured by a shareholder of the Company.

In October 2004, we issued 19,048 shares of our common stock at $5.25 per share to the Saif Group in exchange for all outstanding obligations owed to them as of July 1, 2004. In connection with the issuance of such shares, we relied on Section 4(2) of the Securities Act.

On November 10, 2004, we issued convertible promissory notes to one individual in the aggregate amount of $2,508,333, representing $1,400,000 in cash and $1,108,333 to refinance certain debt and accrued interest owed to an existing related party. The promissory notes bear interest at 6.5% per annum and are due on November 2006. The notes were automatically converted into common shares at a conversion price of $3.85 per share upon the closing of our IPO. The common stock is subject to a one-year lock up provision. We paid Kirlin Securities, Inc. $70,000 as an advisory fee in connection with this issuance.

In January 2005, we entered into an agreement to acquire the 49.8% minority interest in one of our joint ventures, Efonica from Karamco, Inc. which was contingent upon the successful completion of our initial public offering by March 1, 2005. As our IPO was completed by this date, the Efonica transaction closed on February 18, 2005. The purchase price was a minimum of $5.5 million and a maximum of $14.3 million, as adjusted for the approximate $196,000 representing Karamco’s portion of Efonica’s debt owed to us as of the closing date and the $500,000 which was paid in cash in February 2005, based upon a multiple of earnings achieved by Efonica during the 12-month period ending February 28, 2006 (4.5 x Efonica’s net income as adjusted for certain intracompany and other expenses). Karamco received cash of $500,000, with the balance paid in shares of common stock. The number of shares issued to Karamco was determined by the $6.45 per share initial price of the common stock at the date of the IPO. Aproximately $4.4 million worth of such common stock (675,581 shares) issued to Karamco are being held in escrow until the final valuation of the joint venture is determined after the year ending February 28, 2006. In the event that the purchase price would be lower (based upon Efonica’s net income for that one year period) than $10 million, the excess of the common shares in escrow will be returned to us for cancellation out of the shares held in escrow. In the event that the purchase price would be higher than the $10 million (based upon Efonica’s net income), we will issue Karamco additional shares of our common stock (based on the IPO price of $6.45 per share), subject to the $14.3 million maximum purchase price. Karamco is owned by Roger Karam, who became the CEO of Efonica and our President of VoIP Services upon the effective date of the IPO.

ITEM 16. EXHIBITS

(a) Exhibits

Exhibit No.	Description
3.1	Certificate of Incorporation, as amended (*)

3.1(a)	Certificate of Designation of Series C Convertible Redeemable Preferred Stock (*)

3.3	Bylaws (*)

5.1	Opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP(1)

10.1	1998 Stock Option Plan (*)

10.2	Employment Agreement between registrant and Matthew Rosen (*)

10.3	Master Service Agreement between registrant and Terremark Worldwide, Inc., dated May 29, 2003 (*)

10.4	Agreement between registrant and Pakistan Telecommunications Company, Ltd, dated May 20, 2002 (*)

10.4(a)	Agreement between Registrant and Pakistan Telecommunications Company, Ltd, dated September 1, 2004 (**)

10.5	Joint Venture Agreement between registrant and Karamco, Inc., dated December 12, 2002 (*)

10.6	Agreement between Fusion registrant and Communications Ventures PVT. LTD, dated May 13, 2004 (*)

10.7	Form of Warrant to Purchase Common Stock (*)

10.8	Lease Agreement between registrant and SLG Graybar Sublease, LLC for the 420 Lexington Avenue, New York, NY office (*)

10.9	Lease Agreement between registrant and 67 Broad Street LLC for the 75 Broad Street, New York, NY office (*)

10.10	Lease Agreement between registrant and Fort Lauderdale Crown Center, Inc. for the Fort Lauderdale, Florida office, as amended (*)

10.11	Lease Agreement between Efonica FZ- LLC and Dubai Internet City for Dubai offices (2)

10.12	Agreement between registrant and Dennis Mehiel, dated November 10, 2004 and attached Promissory note of even date therewith (*)

10.13	Shareholders Joint Venture Agreement between registrant and Communications Ventures Index Pvt. Ltd., dated March 11, 2000 (*)

10.14	Convertible Subordinated Note issued by registrant to Marvin Rosen, dated April 9, 1999 (*)

10.15	Demand note issued by registrant to Marvin Rosen, dated March 28, 2001 (*)

Exhibit No.	Description
10.16	Demand note issued by registrant to Marvin Rosen, dated April 13, 2001 (*)

10.17	Demand note issued by registrant to Marvin Rosen, dated December 4, 2000 (*)

10.18	Demand note issued by registrant to Marvin Rosen, dated May 24, 2001 (*)

10.19	Warrant to Purchase Common Stock issued by registrant to Marvin Rosen, dated July 31, 2002 (*)

10.20	Convertible Subordinated Note issued by registrant to Philip Turits, dated April 9, 1999 (*)

10.21	Demand note issued by registrant to Philip Turits, dated January 31, 2003 (*)

10.22	Demand note issued by registrant to Philip Turits, dated October 14, 2002 (*)

10.23	Demand note issued by registrant to Philip Turits, dated December 31, 2002 (*)

10.24	Demand note issued by registrant to Philip Turits, dated July 31, 2002 (*)

10.25	Demand note issued by registrant to Philip Turits, dated September 24, 2002 (*)

10.27	Demand note issued by registrant to Evelyn Langlieb Greer, dated July 10, 2002 (*)

10.28	Non-Competition Agreement between registrant and Marvin Rosen (*)

10.29	Stock Purchase Agreement between registrant, Convergent Technologies, Ltd. and the stockholders listed on Schedule 1 Attached thereto, dated December 16, 2004, as amended and restated, dated January 11, 2005 (*)

10.30	Employment Agreement between registrant and Roger Karam (*)

10.31	Stock Purchase Agreement between registrant, Efonica FZ-LLC and Karamco, Inc., dated January 11, 2005 and the amendment thereto (*)

10.31 (a)	Amendment to Stock Purchase Agreement between registrant, Efonica FZ-LLC and Karamco, Inc. dated May 12, 2005 (1)

10.32	Carrier Service Agreement for International Terminating Traffic between the registrant and Qwest Communications Corporation, dated May 17, 2000 (*)

10.33	Carrier Service Agreement between registrant and Telco Group, Inc. dated April 3, 2001, as amended (*)

10.34	Colocation License Agreement between the registrant and Telco Group, dated January 28, 2002(*)

10.35	International VoIP Agreement, dated April 25, 2002, as amended (*)

10.36	Stock Purchase Agreement dated March 8, 2005 between FUSION TURKEY, L.L.C., LDTS UZAK MESAFE TELEKOMÜNIKASYON VE .ILETIS,IM HIZMETLERI SAN.TIC.A.S. and Bayram Ali BAYRAMOGLU; Mecit BAYRAMOGLU Mehmet; Musa BAYSAN; Yahya BAYRAMOGLU and Özlem BAYSAN(2)

10.37	Lease Agreement between Convergent Technologies Limited and Oceanic Digital Jamaica Limited (1)

21.1	List of Subsidiaries (*)

23.1	Consent of Rothstein, Kass & Company, P.C.(1)

23.2	Consent of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP (contained in Exhibit (5.1))

24.1	Powers of Attorney (included on signature page)

(*)    previously filed as an Exhibit to our Registration No. 333-120412 and incorporated herein by reference.
(**)  previously filed as an Exhibit to our Form 10-K filed on March 31, 2005 and incorporated herein by reference.
(1)    Filed herewith
(2)    previously filed as an Exhibit to our Current Report on Form 8-K filed on March 14, 2005 and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to any provision of the certificate of incorporation, bylaw, contract arrangements, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230,424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.)

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Signatures

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 31, 2005.

Fusion Telecommunications International, Inc.

By:	/s/ Marvin S. Rosen

Marvin S. Rosen
Chief Executive Officer

Power Of Attorney

Each person whose signature appears below hereby constitutes and appoints Marvin S. Rosen, his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this registration statements and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, granting into said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intends and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Marvin S. Rosen	Chief Executive Officer and Chairman of the Board	May 31, 2005

Marvin S. Rosen

/s/ Matthew D. Rosen	President, Chief Operating Officer and Director	May 31, 2005

Matthew D. Rosen

/s/ Barbara Hughes	Vice President of Finance and Principal Accounting	May 31, 2005
and Financial Officer
Barbara Hughes

/s/ Philip Turits	Treasurer, Secretary and Director	May 31, 2005

Philip Turits

/s/ E. Alan Brumberger	Director	May 31, 2005

E. Alan Brumberger

/s/ Evelyn Langlieb Greer	Director	May 31, 2005

Evelyn Langlieb Greer

/s/ Raymond E. Mabus	Director	May 31, 2005

Raymond E. Mabus

/s/ Manuel D. Medina	Director	May 31, 2005

Manuel D. Medina

/s/ Dennis Mehiel	Director	May 31, 2005

Dennis Mehiel

/s/ Paul C. O’Brien	Director	May 31, 2005

Paul C. O’Brien

/s/ Julius Erving	Director	May 31, 2005

Julius Erving

/s/ Michael J. Del Giudice	Director	May 31, 2005

Michael J. Del Giudice

/s/ Fred P. Hochberg	Director	May 31, 2005

Fred P. Hochberg